  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 1996.

                                                      REGISTRATION NO. 333-2314
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                           ADAMS OUTDOOR ADVERTISING
                              LIMITED PARTNERSHIP
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
       MINNESOTA                     7312                     41-1540241
    (STATE OR OTHER            PRIMARY STANDARD            (I.R.S. EMPLOYER
    JURISDICTION OF               INDUSTRIAL              IDENTIFICATION NO.)
   INCORPORATION OR           CLASSIFICATION CODE
     ORGANIZATION)             ----------------
                        ADAMS OUTDOOR ADVERTISING, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
       MINNESOTA                     7312                      41-154024
    (STATE OR OTHER            PRIMARY STANDARD            (I.R.S. EMPLOYER
    JURISDICTION OF               INDUSTRIAL              IDENTIFICATION NO.)
   INCORPORATION OR           CLASSIFICATION CODE
     ORGANIZATION)             ----------------
                        1380 W. PACES FERRY ROAD, N.W.
                             SUITE 170, SOUTH WING
                               ATLANTA, GA 30327
                                (404) 233-1366
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                               J. KEVIN GLEASON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        ADAMS OUTDOOR ADVERTISING, INC.
                        1380 W. PACES FERRY ROAD, N.W.
                             SUITE 170, SOUTH WING
                               ATLANTA, GA 30327
                                (404) 233-1366
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF AGENT FOR SERVICE FOR THE REGISTRANTS)
                               ----------------
                                WITH COPIES TO:
                                BRUCE J. PARKER
                       KAPLAN, STRANGIS AND KAPLAN, P.A.
                              5500 NORWEST CENTER
                         MINNEAPOLIS, MINNESOTA 55402
                                (612) 375-1138
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

               SHOWING LOCATION IN THE PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-4

 FORM S-4 ITEM NUMBER AND CAPTION
 --------------------------------
  1.  Forepart of the
       Registration Statement and
       Outside Front Cover Page     Forepart of the Registration Statement and
       of Prospectus.............    Outside Front Cover Page
  2.  Inside Front and Outside
       Back Cover Pages of          Inside Front Cover Page; Available
       Prospectus................    Information; Outside Back Cover Page
  3.  Risk Factors, Ratio of
       Earnings to Fixed Charges    Prospectus Summary; Risk Factors; The
       and Other Information.....    Company; Selected Historical and Pro Forma
                                     Financial Data
  4.  Terms of the Transaction...   Prospectus Summary; The Exchange Offer,
                                     Description of the Notes
  5.  Pro Forma Financial           Selected Historical and Pro Forma
       Information...............    Consolidated Financial Data
  6.  Material Contracts With the
       Company Being Acquired....   N/A
  7.  Additional Information
       Required for Reoferring by
       Persons and Parties Deemed
       to be Underwriters........   Plan of Distribution
  8.  Interests of Named Experts
       and
       Counsel...................   Legal Matters; Experts
  9.  Disclosure of Commission
       Position on
       Indemnification of
       Securities Act
       Liabilities...............   N/A
 10.  Information with Respect to
       S-3 Registrants...........   N/A
 11.  Incorporation of Certain
       Information by Reference..   N/A
 12.  Information with Respect to
       S-2 or S-3 Registrants....   N/A
 13.  Incorporation of Certain
       Information by Reference..   N/A
 14.  Information with Respect to
       Registrants Other than S-3   Outside Front Cover Page; Available
       or S-2 Registrants........    Information; Prospectus Summary; Risk
                                     Factors; The Company; Refinancing and Use
                                     of Proceeds; Capitalization; Selected
                                     Historical and Pro Forma Financial Data;
                                     Management's Discussion and Analysis of
                                     Financial Condition and Results of
                                     Operations; Business; Management; Certain
                                     Transactions; Description of New Credit
                                     Facility
 15.  Information with Respect to
       S-3 Companies.............   N/A
 16.  Information with Respect to
       S-2 or S-3 Companies......   N/A
 17.  Information with Respect to
       Companies Other than S-2
       or S-3 Companies..........   N/A
 18.  Information if Proxies,
       Consents or Authorizations
       are to be Solicited.......   N/A
 19.  Information if Proxies,
       Consents or Authorizations
       are not to be solicited,     Prospectus Summary; Management; Certain
       or in an Exchange Officer.    Transactions

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION DATED JUNE   , 1996
PROSPECTUS

LOGO

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP
                        ADAMS OUTDOOR ADVERTISING, INC.

             OFFER TO EXCHANGE THEIR 10 3/4% SENIOR NOTES DUE 2006,
              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT,
                      FOR ANY AND ALL OF THEIR OUTSTANDING
                         10 3/4% SENIOR NOTES DUE 2006

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.
            NEW YORK CITY TIME, ON           , 1996, UNLESS EXTENDED
                                   --------
  The 10 3/4% Senior Notes due 2006 are being offered (the "Offering") by and are the joint and several obligations of Adams Outdoor Advertising Limited Partnership, a Minnesota limited partnership (the "Company"), and Adams Outdoor Advertising, Inc., a Minnesota corporation and a general partner of the Company ("AOAI" and collectively with the Company referred to as the "Issuers"), and the Issuers hereby offer to exchange (the "Exchange Offer") up to $105,000,000 in aggregate principal amount of the Issuers' new 10 3/4% Senior Notes due 2006 (the "New Notes") for $105,000,000 in aggregate principal amount of the Issuers' outstanding 10 3/4% Senior Notes due 2006 (the "Original Notes"). The Original Notes and the New Notes are sometimes referred to herein collectively as the "Notes." Except for its interests and activities as managing general partner of the Company, AOAI has nominal assets and does not conduct any operations.
  The Terms of the New Notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the Original Notes for which they may be exchanged pursuant to this Exchange Offer, except that the New Notes will be freely transferable by holders thereof (other than as provided in the next paragraph) and issued free of any covenant restricting transfer absent registration. The New Notes will evidence the same debt as the Original Notes and contain terms which are substantially identical to the terms of the Original Notes for which they are to be exchanged. For a complete description of the terms of the Notes, see "Description of the Notes." There will be no cash proceeds to the Company from the Exchange Offer.
  The New Notes will bear interest from the most recent date to which interest has been paid on the Original Notes, or if no interest has been paid on the Original Notes, from March 12, 1996. Holders whose Original Notes are accepted for exchange will not receive any payment in respect of interest on such Original Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer. See "The Exchange Offer--Terms of the Exchange Offer."
  The Notes are redeemable at the option of the Issuers, in whole or in part, on or after March 15, 2001, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. Prior to March 15, 1999, the Issuers may redeem up to 25% of the original principal amount of the Notes at 110% of the aggregate principal amount so redeemed, plus accrued and unpaid interest to the redemption date, with the proceeds of one or more Public Equity Offerings (as defined herein); provided, however, that at least $75.0 million principal amount of the Notes remain outstanding and that such redemption occurs within 60 days following the closing of any such Public Equity Offering. See "Description of the Notes--Optional Redemption."
  The Original Notes were sold on March 12, 1996, in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided in Section 4(2) of the Securities Act. Accordingly, the Original Notes may not be offered, resold or otherwise pledged, hypothecated or transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The New Notes are being offered to satisfy the obligations of the Company under a Registration Rights Agreement relating to the Original Notes. See "The Exchange Offer-- Purposes and Effects of the Exchange Offer." New Notes issued pursuant to the Exchange Offer in exchange for the Original Notes may be offered for resale, resold or otherwise transferred by the holders thereof (other than any holder which is an affiliate of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders are not engaged and do not intend to engage, and have no arrangement or understanding with any person to engage, in the distribution of such New Notes See "The Exchange Offer--Purpose and Effect of the Exchange Offer."-

  The Notes are general unsecured senior obligations of the Issuers and rank pari passu with all existing and future indebtedness of the Issuers and senior in right of payment to all existing and future subordinated indebtedness of the Issuers. The claims of holders of the Notes are effectively subordinated to the claims of lenders under a credit facility providing for borrowings of up to $15.0 million (the "New Credit Facility") which was entered into by the Company concurrently with the sale of the Original Notes. The New Credit Facility is secured by a substantial portion of the Company's assets. See "Description of New Credit Facility." The indenture governing the Notes (the "Indenture") provides that the Company may from time to time incur Indebtedness (as defined herein) secured by the Company's assets in an aggregate amount, including amounts outstanding or committed to be advanced under the New Credit Facility or any replacement thereof, not to exceed $35.0 million. Additionally, the Company may from time to time incur additional Indebtedness provided that, among other things, after giving effect to the incurrence of such Indebtedness, the ratio of the Company's total Indebtedness to the Company's EBITDA (as determined pursuant to the Indenture) does not exceed certain limits set forth in the Indenture. See "Description of the Notes--Certain Covenants--Limitation on Additional Indebtedness." As of May 31, 1996, approximately $109.6 million of senior indebtedness of the Company (including the Notes) is outstanding. There is currently no outstanding obligations of the Issuers that are subordinate to the Notes.
                                                        (Continued on next page)
                                   --------
  SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DESCRIPTION OF CERTAIN RISKS RELATING TO THE ISSUERS AND AN INVESTMENT IN ITS SECURITIES.
                                   --------
 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   --------
                  The date of this Prospectus is June  , 1996.

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by so delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 165 days after the date hereof, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  The Notes constitute securities for which there is no established trading market. Any Original Notes not tendered and accepted in the Exchange Offer will remain outstanding. The Company does not currently intend to list the New Notes on any securities exchange. To the extent that any Original Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Original Notes could be adversely affected. No assurances can be given as to the liquidity of the trading market for either the Original Notes or the New Notes.

  The Exchange Offer is not conditioned on any minimum aggregate principal amount of Original Notes being tendered for exchange. The Exchange Offer will
expire at 5:00 P.M., New York time, on            , 1996, unless extended to a
date not later than 60 days from the effective date of the Registration Statement of which this Prospectus is a part (the "Expiration Date"). The date of acceptance for exchange of the Original Notes will be the first business day following the Expiration Date. Original Notes tendered pursuant to the Exchange Offer may be withdrawn at anytime prior to the Expiration Date, otherwise, such tenders are irrevocable. The Company will pay all expenses incident to the Exchange Offer.

                             AVAILABLE INFORMATION

  The Issuers have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 under the Securities Act with respect to the New Notes offered hereby (the "Registration Statement"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which are omitted from the Prospectus as permitted by the rules and regulations of the Commission. For further information with respect to the Issuers and the New Notes offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and financial statements and notes filed as a part thereof. Statements made in the Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and at the regional offices of the commission located at Seven World Trade Center, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and from its public reference facilities in New York, NY and Chicago, IL, at the prescribed rates.

  As a result of the Exchange Offer, the Issuers will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Also, under the Indenture dated as of March 12, 1996 (the "Indenture"), between the Issuers and United States Trust Company of New York, as Trustee (the "Trustee"), under which the Old Notes were issued and the New Notes will be issued, the Issuers are required to file with the Commission the periodic reports which would be required if it were subject to such requirements. In addition, the Indenture requires the Issuers to file copies of such reports with the Trustee and to mail copies of such reports to the registered holders of the Old Notes and New Notes.

  THE DISTRIBUTION OF THIS PROSPECTUS AND THE EXCHANGE OFFER DESCRIBED HEREIN MAY BE RESTRICTED BY LAW IN CERTAIN JURISDICTIONS. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES MUST INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS.

  THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES TO ANY PERSON IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. No financial information or other data with respect to AOAI (including management's discussion and analysis of financial condition and results of operations) is included herein since such entity has nominal assets and does not conduct any operations except for its interest and activities as a general partner of the Company.

                                  THE COMPANY

  Adams Outdoor Advertising Limited Partnership (the "Company") is the seventh largest owner and operator of outdoor advertising structures in the United States. The Company currently provides outdoor advertising services in eight markets and surrounding areas in the midwest, southeast and mid-Atlantic states: Charlotte, NC; Kalamazoo, MI; Lansing/Jackson, MI; Lehigh Valley, PA; Madison, WI; Minneapolis, MN; Norfolk, VA; and Peoria, IL. As of December 31, 1995, the Company operated, in the aggregate, approximately 7,000 advertising displays, including approximately 1,900 painted bulletins, 4,500 30-sheet posters, 150 junior (8-sheet) posters and 450 transit displays.

  The Company's strategy is to focus its outdoor advertising operations in medium-sized markets in which it is or could be the leading provider of such services. The Company offers its customers comprehensive outdoor advertising services, including local creative professionals, account executives, production facilities and business development staffs. These resources allow the Company to educate current customers and potential customers on the effectiveness of the outdoor advertising medium and to demonstrate to customers how to integrate outdoor advertising into their marketing plans. The Company also develops creative ideas and displays to advertise a customer's products or services and provides customers with detailed local market research and information about potential advertising opportunities.

  As a result of the acquisition of outdoor advertising businesses from 1983 to 1988, the Company incurred substantial indebtedness. At March 31, 1996, the Company had outstanding total long-term indebtedness of $112.0 million.

  During the five years ended December 31, 1995, net revenues increased from $31.4 million to $42.9 million. Net income for 1995 increased to $1.6 million from a net loss of $9.5 million in 1991. The net loss for the three months ended March 31, 1996 decreased to $262,000 from $1.6 million for the comparable period in 1995. Cash flow provided by operating activities increased from $1.3 million to $9.1 million and Operating Cash Flow (as defined herein) has grown from $11.9 million to $20.9 million over the same period. The Company has improved financial performance primarily through a strategy of increasing revenues from existing display faces in each market by developing programs that maximize advertising rates and optimize occupancy levels and through lowering operating expenses by reducing accounting, administrative and operations staff. In recent years, this strategy has resulted in high operating leverage which enabled the Company to increase cash flow provided by operating activities and Operating Cash Flow at a faster rate than net revenues. Operating Cash Flow is defined as operating income (loss) before (i) depreciation and amortization expenses and (ii) deferred compensation expense. Operating Cash Flow is not intended to represent net cash provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income or loss as an indicator of the Company's operating performance or to net cash provided by operating, investing and financing activities as a measure of liquidity or ability to meet cash needs. Information is disclosed herein to permit a more complete comparative analysis of the Company's performance relative to other companies in the media industry that publicly report Operating Cash Flow or similarly defined measures.

  The Company believes that its strong position in its markets, its emphasis on local and regional advertisers and the geographical diversity of its operations provide stability to its revenue base, reduce its reliance upon any single local economy or advertiser, and mitigate the effect of fluctuations in national advertising expenditures. Net revenues attributable to local and regional advertising have increased as a percentage of total net revenues from 83.5% in 1991 to 87.4% in 1995.

  The Company has been able to maintain its position as a leading provider of outdoor advertising services in its primary markets due to the barriers to entry created by the combination of the Company's existing site locations and government regulations limiting the erection of new displays. The Company intends to build upon its position as the dominant provider of outdoor advertising in its markets and the competitive advantage provided by its sales, creative and business development staffs. The Company plans to accomplish this by continuing to develop its customer base among local and regional advertisers, improving the utilization and rate structure of its display faces and expanding the number of its displays through building in its existing markets and, when appropriate, through making acquisitions.

  The Company's business was founded in 1983 with the acquisition of Central Outdoor Advertising, which had offices in Lansing, Jackson and Kalamazoo, MI. Over the next five years, the Company pursued a strategy of geographic expansion into additional medium-sized markets, primarily through the acquisition of existing outdoor advertising businesses in selected midwest, southeast and mid-Atlantic markets. This geographic expansion strategy has enabled the Company to capitalize on the efficiencies, economies of scale and marketing opportunities associated with operating outdoor advertising businesses located in proximate or contiguous geographic markets to its primary markets. Since 1988, the Company's sales and Operating Cash Flow growth has resulted from increased display inventory, primarily through new construction and, to a lesser extent, from acquisitions of displays in existing markets and the significant upgrading of its existing display inventory. The Company has also been able to reduce operating expenses while achieving higher rate and occupancy levels.

  The Issuers are privately held. Stephen Adams holds all of the issued and outstanding stock of AOAI, the managing general partner of the Company. Mr. Adams is also the individual general partner of the Company and, together with others, is a limited partner of the Company. See "Principal Security Holders."

                           100% of               Adams Outdoor Advertising, Inc.,
  Stephen Adams          Outstanding              a Minnesota corporation, and
                           Shares                managing general partner of the
                                                           Company


  0.70% General Partnership Interest                  0.01% General Partnership Interest
  71.30% Limited Partnership Interest                 0.99% Limited Partnership Interest

                                          Adams Outdoor Advertising
                                           Limited Partnership, a
                                        Minnesota limited partnership

                                                    27% Limited Partnership Interest

                                          Other Limited Partners
                                              (5 Persons)

                            REFINANCING TRANSACTION

  On March 12, 1996, the Company completed a refinancing (the "Refinancing") to extend the average life of the Company's debt obligations and to enhance its financial and operating flexibility. As part of the Refinancing, the Issuers issued in a private placement (the "Private Offering") $105,000,000 of 10 3/4% Senior Notes due 2006 which are herein referred to as the Original Notes. In addition, the Company replaced its existing secured credit facility within a new secured credit facility (the "New Credit Facility") providing for borrowings of up to $15.0 million. See "Description of New Credit Facility." The claim's of holders of the Original Notes and the New Notes will be effectively subordinated to the lenders of under the New Credit Facility because the New Credit Facility is secured by a substantial portion of the Company's assets.

                               THE EXCHANGE OFFER

Purpose of Exchange Offer..... The Original Notes were sold in the Private
                               Offering by the Issuers on March 12, 1996 to certain accredited institutions through CIBC Wood Gundy Securities Corp., the initial purchaser (the "Initial Purchaser"). In connection therewith, the Issuers executed and delivered, for the benefit of the holders of the Original Notes, a Registration Rights Agreement dated March 12, 1996 (the "Registration Rights Agreement"), which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, providing for, among other things, the Exchange Offer so that the New Notes will be freely transferable by the holders thereof without registration or any prospectus delivery requirements under the Securities Act, except that a "dealer" or any of their "affiliates" as such terms are defined under the Securities Act, who exchanges Original Notes held for its own account (a "Restricted Holder") will be required to deliver copies of this Prospectus in connection with any resale of the New Notes issued in exchange for such Original Notes. See "The Exchange Offer--Purposes and Effects of the Exchange Offer" and "Plan of Distribution" and "Risk Factors--Consequences of Failure to Exchange."

The Exchange Offer............ The Issuers are offering to exchange pursuant to the Exchange Offer up to $105,000,000 aggregate principal amount of the Issuers' new 10 3/4% Senior Notes due 2006 (the "New Notes") for $105,000,000 aggregate principal amount of the Issuers' outstanding 10 3/4% Senior Notes due 2006 (the "Original Notes"). The Original Notes and the New Notes are collectively referred to herein as the "Notes." The terms of the New Notes, are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the Original Notes for which they may be exchanged pursuant to the Exchange Offer, except that the New Notes are freely transferable by holders thereof (other than as provided herein), and are not subject to any covenant regarding registration under the Securities Act. See "The Exchange Offer--Terms of the Exchange Offer" and "The Exchange Offer--Procedures for Tendering."

                               The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

Expiration Date............... The Exchange Offer will expire at 5:00 p.m.,
                               New York City time on                , 1996,
                               unless extended to a date not later than 60 days from the effective date of the Registration Statement of which this Prospectus is a part, (the "Expiration Date").

Conditions of the Exchange     The Issuers' obligation to consummate the
 Offer........................ Exchange Offer will be subject to certain conditions. The Issuers will not be required to accept for exchange any Original Notes for any New Notes tendered and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Original Notes, if, among other things, certain legal actions or proceedings are instituted, there shall have occurred certain changes or developments in the business or financial affairs of the Issuers, there shall have been proposed, adopted or enacted any law, statutes or regulation materially effecting the Issuers or the benefits of the Exchange Offer or there shall have occurred certain economic or other events. See "The Exchange Offer--
                               Conditions of the Exchange Offer." The Issuers reserve the right to terminate or amend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of any such conditions.

Procedures for Tendering Old   Each holder of Original Notes wishing to accept
 Notes........................ the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Original
                               Notes and any other required documentation to the exchange agent (the "Exchange Agent") at the address set forth herein. Original Notes may be physically delivered, but physical delivery is not required if a confirmation of a book-entry of such Original Notes to the Exchange Agent's account at The Depository
                               Trust Company ("DTC" or the "Depositary") is delivered in a timely fashion. By executing the Letter of Transmittal, each holder will represent to the Issuers that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the holder nor any such other person is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Issuers. Each broker or dealer that receives New Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker or dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New
                               Notes. See "The Exchange Offer--Procedures for
                               Tendering" and "Plan of Distribution."

Special Procedures for         Any beneficial owner whose Original Notes are
 Beneficial Owners............ registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. See "The
                               Exchange Offer--Procedures for Tendering."

Guaranteed Delivery            Holders of Original Notes who wish to tender
 Procedures................... their Original Notes and whose Original Notes are not entirely available or who cannot deliver their Original Notes must complete, sign and deliver, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date and must tender their Original
                               Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--
                               Guaranteed Delivery Procedures."

Withdrawal Rights............. Tenders may be withdrawn at any time prior to
                               5:00 p.m. New York City time, on the Expiration Date. See "The Exchange Offer--Withdrawal of Tenders."

Acceptance of Original Notes
 and Delivery of New Notes....
                               The Issuers will accept for exchange any and all Original Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."

Exchange Agent................ United States Trust Company of New York is
                               serving as Exchange Agent in connection with the Exchange Offer. See "The Exchange Offer-- Exchange Agent."

Effect on Holders of the       As a result of the making of, and upon
 Original Notes............... acceptance for exchange of all validly tendered
                               Original Notes pursuant to the terms of this Exchange Offer, the Issuers will have fulfilled one of the covenants contained in the Registration Rights Agreement and, accordingly, there will be no increase in the interest rate on the Original Notes pursuant to the applicable terms of the Registration Rights
                               Agreement due to the Exchange Offer. Holders of the Original Notes who do not tender their Original Notes will be entitled to all the rights and limitations applicable thereto under the Indenture dated as of March 12, 1996, among the Issuers and United States Trust Company of
                               New York, as trustee (the "Trustee") relating to the Original Notes and the New Notes (the
                               "Indenture"), except for any rights under the Indenture or the Registration Rights Agreement, which by their terms, terminate or cease to have further effectiveness as a result of the making of, and the acceptance for exchange of all validly tendered Original Notes pursuant to, the Exchange Offer. All untendered Original
                               Notes will continue to be subject to the restrictions on transfer provided for in the Original Notes and in the Indenture. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Original Notes could be adversely affected.

Use of Proceeds............... There will be no cash proceeds to the Issuers from the exchange pursuant to the Exchange
                               Offer.

                                 TERMS OF NOTES

  The Exchange Offer applies to $105,000,000 principal amount of Original Notes. The terms of the New Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions and registration and other rights relating to the exchange of the Original Notes for New Notes. The New Notes will evidence the same debt as the Original Notes and will be entitled to the benefits of the Indenture under which both the Original Notes were, and the New Notes will be, issued. See "Description of the Notes."

Maturity Date................. March 15, 2006.

Interest Payment Date......... Interest accrues from the date of issuance and is payable in cash semi-annually on each March 15 and September 15, commencing September 15, 1996.

Optional Redemption........... The Notes are redeemable, in whole or in part, at the option of the Issuers at any time on or after March 15, 2001, at the redemption prices set forth herein, plus accrued and unpaid interest to the redemption date. In addition, the Issuers, at their option, may redeem in the aggregate up to 25% of the original principal amount of the Notes at any time prior to March 15, 1999, at a redemption price equal to 110% of the principal amount thereof plus accrued and unpaid interest to the redemption date with the Net Proceeds (as defined herein) of one or more Public Equity Offerings (as defined herein); provided, however, that at least $75.0 million principal amount of the Notes originally issued remain outstanding and that such redemption occurs within 60 days following the closing of any such Public Equity Offering. See "Description of the Notes--Optional Redemption."

Ranking....................... The Notes are general unsecured senior obligations of the Issuers and will rank pari passu with all existing and future senior indebtedness of the Issuers and senior in right of payment to all existing and future subordinated indebtedness of the Issuers. The claims of holders of the Notes effectively subordinated to claims of lenders under the New Credit Facility providing for borrowings of up to $15.0 million. The New Credit Facility is secured by a substantial portion of the Company's assets. See "Description of New Credit Facility." The Indenture permits the Company, subject to certain limitations, to incur additional Indebtedness secured by the Company's assets. See "Description of the Notes--Certain Covenants--Limitation on
                               Additional Indebtedness." As of March 31, 1996, $3.1 million was outstanding under the New Credit Facility.

Change of Control............. In the event of a Change of Control (as defined herein), each holder of the Notes is entitled to require the Issuers to purchase such holder's Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. There can be no assurance that the Issuers will have sufficient funds, or will be contractually permitted by the terms of the New Credit Facility, to repurchase the Notes upon a Change of Control. The Issuers would not have sufficient funds to effect a repurchase of the Notes if a Change of Control were to occur immediately after the Exchange Offer. See "Description of the Notes--Change of Control."

Asset Sale Proceeds........... The Issuers are obligated in certain instances to make offers to purchase the Notes at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase with the net cash proceeds of certain sales or other dispositions of assets of the Company. See "Description of the Notes-- Certain Covenants--Limitation on Certain Asset Sales."

Certain Covenants............. The Indenture contains covenants for the benefit of the holders of the Notes that, among other things, restrict the ability of the Issuers to: (i) incur additional Indebtedness;
                               (ii) pay dividends and make distributions;
                               (iii) issue equity interests in subsidiaries;
                               (iv) make certain investments; (v) repurchase equity interests; (vi) create liens; (vii) enter into transactions with affiliates; (viii) enter into sale and leaseback transactions;
                               (ix) merge or consolidate the Issuers and (x) transfer and sell assets. These covenants are subject to a number of important exceptions. See "Description of the Notes--Certain Covenants."

                                  RISK FACTORS

  The information set forth under "Risk Factors" should be carefully considered in evaluating the Notes and the Company.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following summary historical and pro forma financial data, insofar as it relates to each of the five years ended December 31, 1995, has been derived from Company-prepared financial information and should be read in conjunction with the audited financial statements, including the Company's balance sheets at December 31, 1994 and 1995 and the related statements of operations for each of the years in the three-year period ended December 31, 1995 and the notes thereto appearing elsewhere in this Prospectus. The summary historical and pro forma financial data as of and for the three months ended March 31, 1995 and 1996 has been derived from unaudited financial statements also appearing herein which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods. Results for the three months ended March 31, 1996 are not necessarily indicative of results that may be expected for the entire year. The summary financial information should be read in conjunction with the information contained in the Company's financial statements and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Historical and Pro Forma Financial Data" included elsewhere herein.

  The following unaudited summary pro forma statement of operations data and other data for the year ended December 31, 1995 and the three months ended March 31, 1996 give effect to the Refinancing as if it had been completed at the beginning of the respective periods. Certain management assumptions and adjustments are described in the accompanying notes hereto. The pro forma financial data should be read in conjunction with the Company's financial statements and the notes thereto, as of December 31, 1995 and for the three-year period then ended, appearing elsewhere in this Prospectus. This pro forma financial data is not necessarily indicative of the results that would have occurred had the Refinancing been completed on the dates indicated or the Company's actual or future operating results or financial position.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                            (DOLLARS IN THOUSANDS)

                                  YEAR ENDED DECEMBER 31,                       THREE MONTHS ENDED MARCH 31,
                          -------------------------------------------         ----------------------------------
                                                                        PRO                        PRO
                                                                       FORMA                      FORMA
                           1991     1992     1993     1994     1995   1995(A)   1995     1996    1996(A)
                          -------  -------  -------  -------  ------- ------- --------  -------  -------
STATEMENT OF OPERATIONS
 DATA:
Gross revenues..........  $34,662  $35,811  $36,972  $41,748  $47,589 $47,589 $ 10,531  $11,397  $11,397
Agency commissions......    3,272    3,487    3,510    4,097    4,698   4,698    1,007    1,017    1,017
                          -------  -------  -------  -------  ------- ------- --------  -------  -------
Net revenues............   31,390   32,324   33,462   37,651   42,891  42,891    9,524   10,380   10,380
Direct advertising
 expenses...............   18,150   18,085   17,539   19,561   20,848  20,848    5,256    5,472    5,472
Corporate general and
 administrative
 expenses...............    1,341    1,953      998    1,183    1,114   1,114      257      467      467
Depreciation and
 amortization...........    7,453    6,380    5,893    5,684    5,568   5,544    1,408    1,447    1,447
Deferred compensation
 expense(b).............       45      433      636    1,530    2,427   2,427    1,152      250      250
                          -------  -------  -------  -------  ------- ------- --------  -------  -------
Operating income........    4,401    5,473    8,396    9,693   12,934  12,958    1,451    2,744    2,744
Interest expense........   13,436   11,380    9,111    9,877   11,263  12,465    3,065    3,006    3,116
Other expenses (income),
 net....................        1     (297)    (164)      38       16      16       (2)       1        1
(Gain) loss on disposal
 of assets, net.........      422      263      388      388       93      93       (9)      (1)     (1)
                          -------  -------  -------  -------  ------- ------- --------  -------  -------
   Net income (loss)....  $(9,458) $(5,873) $  (939) $  (610) $ 1,562 $   384 $(1,603)  $  (262) $ (372)
                          =======  =======  =======  =======  ======= ======= ========  =======  =======

                                                                                        THREE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                              MARCH 31,
                          --------------------------------------------------------- -----------------------------
                                                                       PRO FORMA(A)                  PRO FORMA(A)
                           1991     1992     1993     1994     1995        1995      1995    1996        1996
                          -------  -------  -------  -------  -------  ------------ ------  -------  ------------
OTHER DATA:
Operating Cash Flow(c)..  $11,899  $12,286  $14,923  $16,907  $20,929    $20,929    $4,011  $ 4,441     $4,441
Capital expenditures....  $   825  $ 1,748  $ 1,661  $ 1,926  $ 2,251    $ 2,251    $  563  $ 1,004     $1,004
Ratio of earnings to
 fixed charges(d).......      --       --       --       --     1.07x      1.03x       --       --         --
Ratio of debt to net
 income(e)..............      --       --       --       --     68.79     296.39       --       --         --
Cash flow provided by
 (used in):
 Operating activities...  $ 1,304  $ 6,092  $ 4,984  $ 7,092  $ 9,151    $ 7,949    $  764  $ 1,194    $ 1,084
 Investing activities...  $  (738) $(1,864) $(1,654) $(1,791) $(1,979)   $(1,979)   $ (564) $(1,004)   $(1,004)
 Financing activities...  $    74  $(4,512) $(2,769) $(5,569) $(6,763)   $(6,763)   $ (436) $   355    $   355

- -------

(a) The pro forma statement of operations data give effect to the Refinancing and reflect an increase in interest expense. Pro forma interest expense from the Refinancing is computed as follows:

                                                                         THREE
                                                                        MONTHS
                                                           YEAR ENDED    ENDED
                                                          DECEMBER 31, MARCH 31,
                                                              1995       1996
                                                          ------------ ---------
$105,000,000 10 3/4% Senior Notes.......................    $11,288     $2,822
New Credit Facility:
 $8,815,000 at 8.25%....................................        727        --
 $8,981,000 at 8.10%....................................        --         182
Amortization of deferred financing costs................        450        112
                                                            -------     ------
Interest expense........................................    $12,465     $3,116
                                                            =======     ======

(b) Deferred compensation expense represents accrued expenses under certain deferred compensation arrangements, including phantom stock agreements with certain key management personnel. The phantom stock agreements in effect provide for the repurchase of the "phantom stock" in three equal annual payments after a covered executive's termination, death or disability, the sale of the Company, or the fifth anniversary of the agreement's execution. See "Management--Agreements with Management-- Incentive Compensation."
                                            (Notes continued on following page)

(c) The following table sets forth the calculation of "Operating Cash Flow."

                                                                              THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31                    MARCH 31
                             ----------------------------------------------- --------------------
                                                                      1995                  1996
                                                                       PRO                  PRO
                              1991    1992    1993    1994    1995    FORMA   1995   1996  FORMA
                             ------- ------- ------- ------- ------- ------- ------ ------ ------
   Operating income (loss).  $ 4,401 $ 5,473 $ 8,396 $ 9,693 $12,934 $12,958 $1,451 $2,744 $2,744
   Depreciation and
    amortization...........    7,453   6,380   5,893   5,684   5,568   5,544  1,408  1,447  1,447
   Deferred compensation
    expense................       45     433     636   1,530   2,427   2,427  1,152    250    250
                             ------- ------- ------- ------- ------- ------- ------ ------ ------
   Operating Cash Flow.....  $11,899 $12,286 $14,925 $16,907 $20,929 $20,929 $4,011 $4,441 $4,441

  Operating Cash Flow is not intended to represent net cash flow provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income (loss) as an indicator of the Company's operating performance or to net cash provided by operating, investing and financing activities as a measure of liquidity or ability to meet cash needs. The Company believes Operating Cash Flow is a measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the media industry. However, the definition of Operating Cash Flow or of similarly defined terms may vary among companies and such differences should be noted in comparing the Company's operating performance relative to other companies. See "Management's Discussion and Analysis of Results of Financial Condition and Results of Operations."
(d) Earnings consist of pre-tax income from continuing operations plus fixed charges adjusted to exclude capitalized interest. The Company's fixed charges consist of interest expense plus amortization of deferred financing costs. Earnings were inadequate to cover fixed charges by approximately $10.0 million, $6.4 million, $1.6 million and $1.3 million for the years ended December 31, 1991 through 1994, respectively.
(e) The ratio of total debt to net income for the years ended December 31, 1991 through December 31, 1994 is not meaningful due to the net losses for those periods.

                                 RISK FACTORS

  In addition to the other information set forth in this Prospectus, the following risk factors should be considered in connection with the Exchange Offer and an investment in the New Notes. Information contained in this Prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology as "may," "will," "would," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters, constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

SUBSTANTIAL LEVERAGE

  The Company is highly leveraged, primarily as the result of the incurrence of substantial indebtedness in connection with the acquisition by the Company of its outdoor advertising operations. At December 31, 1995 the Company's total long-term debt was $107.4 million (including $2.1 million of current maturities) as compared to a partners' capital deficit of $66.8 million. After giving pro forma effect to the completion of the Refinancing and other transactions contemplated by the Refinancing as at December 31, 1995, total long-term debt would have been approximately $113.8 million as compared to a partners' capital deficit of $67.1 million. This substantial leverage has important consequences to the holders of Notes.

  The Company intends to use cash generated from operations for working capital and to service and reduce its outstanding indebtedness. However, the Company may, subject to the terms and conditions of its indebtedness, incur additional indebtedness to finance expansion through capital expenditures or acquisitions. The ability of the Company to satisfy its debt service obligations will depend primarily upon its future operating performance, which is subject to prevailing business, financial and economic conditions, many of which are beyond its control. Accordingly, future debt repayments by the Company, including payments on the Notes, may require funds in excess of internally generated cash flows. There can be no assurance that the Company will be able to raise additional funds, if necessary, through future financings. The debt instruments of the Company, including the Notes, impose restrictions on, among other things, the ability of the Company to incur additional indebtedness and to pledge assets. Also, the Company may, subject to restrictions imposed by the terms of its indebtedness, employ cash generated from operations to make distributions, capital expenditures and acquisitions. See "Description of New Credit Facility" and "Description of Notes."

  The degree to which the Company is or becomes leveraged could limit the ability of the Company to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes. In addition, because a substantial portion of cash flow from operations of the Company must be dedicated to the payment of principal and interest on its indebtedness, the high degree of leverage of the Company may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures, to consummate acquisitions or to capitalize on significant business opportunities. Additionally, interest on borrowings under the New Credit Facility accrues on a floating-rate basis, which causes the Company to be vulnerable to increases in interest rates. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of New Credit Facility."

NET LOSSES, DEFICIENCY OF EARNINGS TO FIXED CHARGES

  The Company had net losses of $939,000 and $610,000 for the years ended December 31, 1993 and 1994, respectively, and net income of $1.6 million for the year ended December 31, 1995. During such years, the Company incurred interest expense of $9.1 million, $9.9 million and $11.3 million, respectively, and depreciation and amortization expense of $5.9 million, $5.7 million and $5.6 million, respectively. Although the Refinancing will extend the average life of the indebtedness of the Company, it will also increase the Company's total indebtedness and interest expense. See "Refinancing and Use of Proceeds," "Selected Historical and Pro Forma Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's financial statements and the notes thereto.

INDEPENDENT AUDITORS' REPORT

  Prior to the Refinancing, approximately $105 million of the Company's long-term debt had scheduled maturities in 1997. The Company's independent auditors, in their report on the Company's financial statements for the year ended December 31, 1995, stated, in Note 12 thereto, that the Company has a net capital deficiency and its cash flow from operations has not been sufficient to fund its long-term obligations, which raise substantial doubt about the Company's ability to continue as a going concern. See Note 12 of Notes to Financial Statements. As part of the Refinancing, the Company repaid all of its outstanding long-term indebtedness with net proceeds from the issuance of the Original Notes together with borrowings under the New Credit Facility.

INABILITY TO REPURCHASE NOTES UPON A CHANGE OF CONTROL

  In the event of a Change of Control (as defined in the Indenture), each holder of the Notes will be entitled to require the Issuers to purchase such holder's Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. There can be no assurance that the Issuers will have sufficient funds, or will be contractually permitted under the terms of the New Credit Facility to repurchase the Notes upon a Change of Control. The Issuers would not have sufficient funds to effect a repurchase of the Notes if a Change of Control were to occur immediately after the Exchange Offer. The failure of the Issuers to comply with their obligations under the Indenture upon a Change of Control constitutes an Event of Default (as defined in the Indenture) under the Indenture. See "Description of Notes--Change in Control--Events of Default."

THE NEW CREDIT FACILITY

  Substantially all of the assets of the Company are pledged to secure indebtedness of up to $15.0 million (of which approximately $3.1 million was outstanding as of March 31, 1996) under the New Credit Facility and, accordingly, the lenders thereunder will have a prior claim on those assets. Permitted borrowings under the New Credit Facility will be subject to various conditions. In addition, the availability of borrowings will be subject to compliance with certain financial ratios. As of March 31, 1996, the entire credit facility was available under these ratios. Scheduled reductions in the banks' commitments under the New Credit Facility will commence in 1997. The agreement governing the New Credit Facility contains a number of covenants that are more restrictive than those contained in the Indenture, including covenants requiring the Company to maintain certain financial ratios that become more restrictive over time. Adverse operating results could cause noncompliance with one or more of these covenants, reducing the Company's borrowing availability and, in certain circumstances, entitling the lenders to accelerate the maturity of outstanding borrowings. See "Description of New Credit Facility." The Indenture provides that the Company may from time to time incur additional Indebtedness of up to $35.0 million secured by the Company's assets. See "Description of the Notes--Certain Covenants--Limitation on Additional Indebtedness."

NON-RECOURSE NATURE OF NOTES

  The Notes are issued solely by the Issuers, and none of the Issuers' respective directors, officers, partners, stockholders, employees or affiliates will be an obligor under the Notes, and the Indenture expressly provides that, except as to Stephen Adams, such persons shall not have any liability for any obligations of the Issuers under the Notes or such Indenture or any claim based on, in respect of or by reason of such obligations, and that by accepting the Notes, each holder of Notes waives and releases all such liability, which waiver and release are part of the consideration for the Notes. Although Stephen Adams, in his capacity as a general partner of the Company, is personally liable in respect of indebtedness of the Company, including the Notes, the Indenture specifically limits his recourse liability and that of any other individual general partner of the Company.

  The Indenture provides that the Trustee and holders of the Notes only have recourse against Stephen Adams, an individual general partner of the Company, to the extent that the net proceeds of a liquidation of all assets of the Issuers are less than $40.0 million. The Trustee and the holders of the Notes have no recourse against any of the Issuers' partners or affiliates except as indicated in the preceding sentence. See "Description of the Notes--

Release from Liability." The Indenture permits the Issuers to incur additional Indebtedness in an amount of up to $35.0 million secured by the Company's assets. See "Description of the Notes--Limitation on Additional Indebtedness." Accordingly, recourse by the Trustee against Mr. Adams would be limited to $5.0 million to the extent secured lenders to the Company realize $35.0 million from their collateral. In addition, Mr. Adams' assets consist in large part of illiquid investments in privately-held companies, including his interest in the Company which represents one of his significant assets. Accordingly, no assurance can be given that the Trustee and the holders of the Notes would be able to realize on any such possible recourse liability of Mr. Adams.
CONTROL OF ISSUERS


  The Issuers are privately held. Stephen Adams holds all of the issued and outstanding stock of AOAI, the managing general partner of the Company. Mr. Adams is also the individual general partner of the Company and a 71.3% limited partner of the Company. As a result of such ownership, Mr. Adams can effectively control the affairs and policies of the Company. Accordingly, Mr. Adams can control the payment of distributions by the Company and whether the Company engages in any transactions with affiliates. However, the Indenture imposes limitations on the ability of the Company to make distributions and engage in activities with affiliates. See "Principal Security Holders" and "Description of the Notes--Certain Covenants."

TOBACCO INDUSTRY ADVERTISING

  Historically, manufacturers of tobacco products, principally cigarettes, have represented a significant portion of the demand for outdoor advertising displays. Tobacco industry expenditures on outdoor advertising have fluctuated in response to the declining population of smokers in the United States and increasing price competition from generic tobacco products. See "Business of the Company--Sales and Marketing." Although the Company has attempted to reduce its dependence on revenues derived from this market segment by increasing its focus on local and regional advertising revenues, reductions and variations in outdoor advertising expenditures by the tobacco products industry, which represented 12.6% of the Company's net revenues in 1995, could adversely affect the financial performance of the Company in the future.

  In addition, tobacco advertising is currently subject to regulations and legislation that has been introduced from time to time in Congress that would further regulate advertising of tobacco products. In May 1996, Phillip Morris U.S.A., the domestic tobacco subsidiary of Phillip Morris Companies Inc., announced a proposal for comprehensive federal legislation to address concerns regarding the use of tobacco products by minors which included provisions that would ban all outdoor tobacco product advertising within 1,000 feet of any playground or elementary or secondary schools, on small urban billboards or in or on trains, buses, subways and taxis and stations, stops and shelters used by such mass-transit vehicles. While such further legislation has not been enacted by Congress, there can be no assurance that national or local legislation restricting tobacco advertising will not be enacted in the future. See "Business--Government Regulation."
REGULATION OF OUTDOOR ADVERTISING


  The outdoor advertising business is subject to regulation by federal, state and local governments. Federal law requires states to restrict billboards on federally-aided roads to commercial and industrial areas and imposes certain additional size, spacing and other limitations on billboards. Some states have adopted standards more restrictive than federal requirements. Local governments generally control billboards as part of their zoning regulations, and some local governments prohibit construction of new billboards or allow new construction only to replace existing structures. In addition, some jurisdictions, including the city of Charlotte, North Carolina, which is one of the Company's primary markets, have adopted amortization ordinances under which owners and operators of outdoor advertising displays are required to remove existing structures at some future date, often without receipt of condemnation proceeds. Although the Company has been successful in the past in negotiating acceptable compensation arrangements in circumstances in which its displays have been removed, there can be no assurance that the Company will be successful in the future, and the extent of the possible adverse effect of the Charlotte, North Carolina ordinance cannot specifically be determined at this time. In addition, the Company is unable to predict what additional regulation may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past, although no laws which, in the opinion of the management of the Company, would materially adversely affect the Company's business have been enacted to date. Changes in laws and regulations affecting outdoor advertising at any level of government may have a material adverse affect on the Company's results of operations. See "Business--Government Regulation."

COMPETITION AND GENERAL ECONOMIC CONDITIONS

  The Company faces competition from other outdoor advertising companies and from other media, including radio, cable and network television, newspapers and direct mail marketing. Some of these competitors are better capitalized than the Company. Although the Company believes that it has been able to compete successfully in its markets to date, there can be no assurance that the Company will be able to continue to do so in the future.

  The activities of the Company relate significantly to requirements of businesses for media advertising. The Company's business may, therefore, be sensitive to general economic trends affecting the demand for advertisements on the Company's advertising displays.

BENEFITS OF REFINANCING TO AFFILIATES, EXECUTIVE OFFICERS AND DIRECTORS; TRANSACTIONS WITH AFFILIATES

  A portion of the net proceeds of the Refinancing was used to retire subordinated indebtedness of the Company, of which approximately $14.7 million was held by Stephen Adams or entities controlled by Stephen Adams, approximately $150,000 was held by J. Kevin Gleason, the chief executive officer of AOAI, approximately $75,000 was held by Abe Levine, the chief financial officer of AOAI and approximately $380,000 was held by Andris A. Baltins, who became a director of AOAI upon completion of the Refinancing. Additionally, a portion of the net proceeds of the Refinancing was used to pay $2.0 million in deferred compensation payments earned since 1992 by Mr. Gleason. See "Refinancing and Use of Proceeds" and "Management--Agreements with Management--Incentive Compensation." Additionally, in the past, the Company has engaged in certain transactions with the partners, directors, officers and affiliates of the Issuers. See "Certain Transactions." The ability of the Issuers to engage in transactions with affiliates is limited by the terms of the Indenture. See "Description of the Notes--Certain Covenants-- Limitations on Transactions with Affiliates."

FRAUDULENT CONVEYANCE CONSIDERATIONS

  The incurrence by the Company of the indebtedness evidenced by the Notes to retire indebtedness incurred in connection with various of its acquisitions is subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of the Company. Under these statutes, if a court were to find that the obligations were incurred with the intent of hindering, delaying or defrauding creditors or that the Company received less than a reasonably equivalent value or fair consideration for those obligations and, at the time of their incurrence, the Company either (i) was insolvent or rendered insolvent by reason thereof, (ii) was engaged in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital or (iii) intended to or believed that it would incur debts beyond its ability to pay as they matured or became due, the court could void those obligations. If a court were to determine that the indebtedness to be refinanced with the proceeds of the Offering was incurred in a fraudulent transfer under the foregoing standards, then a fraudulent conveyance claim also could be asserted with respect to the Notes. To the extent that the Notes were voided as a fraudulent conveyance or held to be unenforceable for any other reason, holders of the Notes would cease to have any claim in respect of the Notes.

  The measure of insolvency for purposes of a fraudulent conveyance claim will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent at a particular time if the sum of its debts at that time is greater than the then fair value of its assets or if the fair salable value of its assets at that time is less than the amount that would be required to pay its probable liability on its existing debts as they become absolute and mature.

  The Company believes that at the time it incurred the indebtedness retired with the proceeds of the Private Offering it was, and at the time it issued the Original Notes it was, (i) neither insolvent nor rendered insolvent thereby, (ii) in possession of sufficient capital to run its business effectively and (iii) incurring debts within its ability to pay as the same mature or become due. In reaching these conclusions, the Company has relied upon various valuations and estimates of future cash flow that necessarily involve a number of assumptions and choices of methodology. No assurance can be given, however, that the assumptions and methodologies chosen by the Company would be adopted by a court or that a court would concur with the Company's conclusions as to its solvency.

  In rendering its opinion on the validity of the Notes, counsel for the Company will express no opinion as to federal or state laws relating to fraudulent transfers.

ABSENCE OF PUBLIC MARKET

  The New Notes are being offered exclusively to holders of the Original Notes. The Original Notes were issued to CIBC Wood Gundy Securities Corp. (the "Initial Purchaser") who resold them to a limited number of institutional investors on March 12, 1996. There is no existing trading market for the Notes, and although the Company has been advised that the Initial Purchaser currently intends to make a market in the Notes, the Initial Purchaser is not obligated to do so and may discontinue any such market making at any time without notice. In addition, any market making activities in the Original Notes may be limited during the pendency of the Exchange Offer. There can be no assurance that an active trading market for the Notes will develop, or, if it develops, that it will continue. Future trading prices for the Notes will depend on many factors, including, among others, the Company's operating results, the market for similar securities and changes in prevailing interest rates. See "Description of the Notes--Registration Rights; Liquidated Damages" and "Plan of Distribution."

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Original Notes who do not exchange their Original Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Original Notes as set forth in the legend thereon as a consequence of the issuance of the Original Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Original Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Issuers do not currently anticipate that they will register the Original Notes under the Securities Act. New Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such holder which is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Issuers have agreed that, for a period of 165 days after the effective date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." However, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Original Notes will be adversely affected.

                              THE EXCHANGE OFFER

PURPOSES AND EFFECTS OF THE EXCHANGE OFFER

  The Original Notes were sold by the Issuers on March 12, 1996 to the Initial Purchaser, who resold the Original Notes to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and other institutional "accredited investors" (as defined in Rule 501(a) under the Securities Act). In connection with the sale of the Original Notes, the Issuers and the Initial Purchaser entered into a Registration Rights Agreement dated as of March 12, 1996 (the "Registration Rights Agreement") pursuant to which the Issuers agreed to file with the Commission a registration statement (the "Exchange Offer Registration Statement") with respect to an offer to exchange the Original Notes for New Notes within 30 days following the issuance of the Original Notes. In addition, the Issuers agreed to use their best efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act and to issue the New Notes pursuant to the Exchange Offer. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy the Issuer's obligations thereunder. The term "holder," with respect to the Exchange Offer, means any person in whose name Original Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Original Notes are held of record by the Depository. The Issuers are generally not required to file any registration statement to register any outstanding Original Notes. Holders of Original Notes who do not tender their Original Notes or whose Original Notes are tendered but not accepted would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their Original Notes.

  Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties unrelated to the Issuers, the Issuers believe that the New Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than a person that is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act and except as set forth in the next paragraph) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder is not engaged and does not intend to engage, and has no arrangement or understanding with any person to engage, in the distribution of such New Notes.

  If any person were to be participating in the Exchange Offer for the purpose of distributing securities in a manner not permitted by the Commission's interpretation (i) the position of the staff of the Commission enunciated in interpretive letters would be inapplicable to such person and (ii) such person would be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

  The Exchange Offer is not being made to, nor will the Issuers accept surrenders for exchange from, holders of Original Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or Blue Sky laws of such jurisdiction. Prior to the Exchange Offer, however, the Issuers will use their best efforts to register or qualify the New Notes for offer and sale under the securities or Blue Sky laws of such jurisdictions as is necessary to permit consummation of the Exchange Offer and do any and all other acts or things necessary or advisable to enable the offer and sale in such jurisdictions of the New Notes.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Issuers will accept any and all Original Notes validly tendered prior to 5:00 p.m., New York

City time, on the Expiration Date (as defined below). The Issuers will issue up to $105,000,000 aggregate principal amount of New Notes in exchange for a like principal amount of outstanding Original Notes which are validly tendered and accepted in the Exchange Offer. Subject to the conditions of the Exchange offer described below, the Company will accept any and all Original Notes which are so tendered. Holders may tender some or all of their Original Notes pursuant to the Exchange Offer.

  The Exchange Offer is not conditioned upon any number of Original Notes being tendered.

  The form and terms of the New Notes will be the same in all material respects as the form and terms of Original Notes, except that the New Notes will be registered under the Securities Act and hence will not bear legends restricting the transfer thereof. The Notes will not represent additional indebtedness of the Issuers and will be entitled to the benefits of the Indenture, which is the same Indenture as the one under which the Original Notes were issued.

  Interest on the New Notes will accrue from the most recent date to which interest has been paid on the Original Notes or, if no interest has been paid, from March 12, 1996. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from March 12, 1996. Original Notes accepted for exchange will cease to accrue interest from and after the date of the consummation of the Exchange Offer. Holders whose Original Notes are accepted for exchange will not receive any payment in respect of interest on such Original Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer.

  Holders of Original Notes do not have any appraisal or dissenters' rights under the Indenture in connection with the Exchange Offer. The Issuers intend to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement. Original Notes which are not tendered for exchange or are tendered but not accepted in the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any registration rights under the Registration Rights Agreement.

  The Issuers shall be deemed to have accepted validly tendered Original Notes when, as and if the Issuers have given oral or written notice thereof to the Exchange Agent for the Exchange Offer. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the New Notes from the Issuers.

  If any tendered Original Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Original Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

  Holders who tender Original Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letters of Transmittal, transfer taxes with respect to the exchange of Original Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

CONDITIONS OF THE EXCHANGE OFFER

  In addition, and notwithstanding any other term of the Exchange Offer, the Issuers will not be required to accept for exchange any Original Notes for any New Notes tendered and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Original Notes, if any of the following conditions exist:

    (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority with respect to the Exchange Offer which, in the judgment of the Issuers, could reasonably be expected to materially impair the ability of the Issuers to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Issuers; or

    (b) there shall have occurred any change, or any development involving a prospective change, in the business or financial affairs of the Issuers, which in the judgment of the Issuers, could reasonably be expected to materially impair the ability of the Issuers to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Issuers; or

    (c) there shall have been proposed, adopted or enacted any law, statute, rule or regulation which, in the judgment of the Issuers, could reasonably be expected to materially impair the ability of the Issuers to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Issuers; or

    (d) there shall have occurred (i) any general suspension of, shortening of hours for, or limitation on prices for, trading in securities on the New York Stock Exchange (whether or not mandatory), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, or (v) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof.

  The foregoing conditions are for the sole benefit of the Issuers and may be asserted by the Issuers regardless of the circumstances giving rise to such conditions or may be waived by the Issuers in whole or in part at any time and from time to time in its sole discretion. If the Issuers waive or amend the foregoing conditions, the Issuers will, if required by applicable law, extend the Exchange Offer for a minimum of five business days from the date that the Issuers first give notice, by public announcement or otherwise, of such waiver or amendment, if the Exchange Offer would otherwise expire within such five business-day period. Any waiver or amendment, if the Exchange Offer would otherwise expire within such five business-day period. Any determination by the Issuers concerning the events described above will be final and binding upon all parties.

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENTS

  The Exchange Offer will expire at 5:00 P.M., New York City Time, on
             , 1996, subject to extension by the Company by notice to the Exchange Agent as herein provided. The Issuers reserve the right to so extend the Exchange Offer at its discretion, in which event the term "Expiration Date" shall mean the time and date on which the Exchange Offer as so extended shall expire. The Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

  The Issuers reserve the right (i) to delay accepting for exchange any Original Notes for any New Notes or to extend or terminate the Exchange Offer and not accept for exchange any Original Notes for any New Notes if any of the events set forth below under the caption "Conditions of the Exchange Offer" shall have occurred and shall not have been waived by the Issuers by giving oral or written notice of such delay or termination to the exchange Agent, or
(ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance for exchange, extension or amendment will be followed as promptly as practicable by public announcement thereof. If the Exchange Offer is amended in a manner determined by the Issuers to constitute a material change, the Issuers will promptly disclose such amendment in a manner reasonably calculated to inform the holder of New Notes of such amendment and the Company will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the amendment and the manner of disclosure to the holders of the New Notes, if the Exchange Offer would otherwise expire during such five to 10 business-day period. The rights reserved by the Company in this paragraph are in addition to the Company's rights set forth below under the caption "Conditions of the Exchange Offer."

PROCEDURES FOR TENDERING

  Only a holder of Original Notes may tender such Original Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Original Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 P.M., New York City time, on the Expiration Date.

  Any financial institution that is a participant in the Depositary's Book-Entry Transfer Facility system may make book-entry deliver of the Original Notes by causing the Depositary to transfer such Original Notes into the Exchange Agent's account in accordance with the Depositary's procedure for such transfer. Although delivery of Original Notes may be effected through book-entry transfer into the Exchange Agent's account at the Depositary, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth in "Exchange Agent" below prior to 5:00 P.M., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO THE DEPOSITARY IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

  The tender by a holder of Original Notes will constitute an agreement between such holder and the Issuers in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  The method of delivery of Original Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent before the Expiration Date. No Letter of Transmittal or Original Notes should be sent to the Company. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Original Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member of a signature guarantee program within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

  If the Letter of Transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Issuers, evidence satisfactory to the Issuers of their authority to so act must be submitted with the Letter of Transmittal.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered Original Notes will be determined by the Issuers in their sole discretion, which determination will be final and binding. The Issuers reserve the absolute right to reject any and all Original Notes not properly tendered or any Original Notes the Issuers' acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Issuers also reserve the right to waive any defects, irregularities or conditions of tender as to particular Original Notes. The Issuers' interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such times as the Company shall determine. Although the Issuers intend to request the Exchange Agent to notify holders of defects or irregularities with respect to tenders of Original Notes, neither the Issuers, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Original Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

  In addition, the Issuers reserve the right in its sole discretion (subject to limitations contained in the Indenture) (i) to purchase or make offers for any Original Notes that remain outstanding subsequent to the Expiration Date and (ii) to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

  By tendering, each holder will represent to the Issuers that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder and that neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate", as defined in Rule 405 under the Securities Act, of the Issuers. If the holder is a broker-dealer that will receive New Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, such holder by tendering will acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Original Notes and (i) whose Original Notes are not immediately available, or (ii) who cannot deliver their Original Notes and other required documents to the Exchange Agent, or cannot complete the procedure for book-entry transfer prior to the Expiration Date, may effect a tender if:

    (a) The tender is made through an Eligible Institution;

    (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Original Notes (if available) and the principal amount of Original Notes tendered together with a duly executed Letter of Transmittal (or a facsimile thereof), stating that the tender is being made thereby and guaranteeing that, within three business days after the Expiration Date, the certificate(s) representing the Original Notes to be tendered in proper form for transfer (or a confirmation of a book-entry transfer into the Exchange Agent's account at the Depositary of Original Notes delivered electronically) with any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) Such certificate(s) representing all tendered Original Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at the Depositary of Original Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three business days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Original Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Original Notes may be withdrawn at any time prior to 5:00 P.M., New York City time, on the Expiration Date, unless previously accepted for exchange.

  To withdraw a tender of Original Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 P.M., New York City time, on the Expiration Date, and prior to acceptance for exchange thereof by the Company. Any such notice of withdrawal must (i) specify the name of the person having deposited the Original Notes to be withdrawn (the "Depositor"), (ii) identify the Original Notes to be withdrawn (including the certificate number or numbers and principal amount of such Original Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Original Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Original Notes register the transfer of such Original Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Original Notes are to be registered, if different from that of the Depositor. All questions a to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Issuers, whose determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Original Notes so withdrawn are validly re-tendered. Any Original Notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Original Notes may be re-tendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

FEES AND EXPENSES

  The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Issuers. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Issuers and their affiliates.

  The Issuers have not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or other soliciting acceptances of the Exchange Offer. The Issuers, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Issuers may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Original Notes and in handling or forwarding tenders for exchange. The Issuers will pay the other expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Trustee, accounting and legal fees and printing costs.

  The Issuers will pay all transfer taxes, if any, applicable to the exchange of Original Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Original Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Original Notes tendered, or if tendered Original Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Original Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any to her persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE ORIGINAL NOTES

  Generally, holders (other than any holder who is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act) who exchange their Original Notes for New Notes pursuant to the Exchange Offer may offer such New Notes for resale, resell such New Notes, and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the holders' business, and such holders have no arrangement with any person to participate in a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to offering or selling such New Notes. Upon request by holders prior to the Exchange Offer, the Issuers will register or qualify the New Notes in certain jurisdictions subject to the conditions in the Registration Rights Agreement. If a holder does not exchange such Original Notes for New Notes pursuant to the Exchange Offer, such Original Notes will continue to be subject to the restrictions on transfer contained in the legend thereon and will not have the benefit of any covenant regarding registration under the Securities Act. In general, the Original Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to the exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. To the extent that Original Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Original Notes could be adversely affected.

ACCOUNTING TREATMENT

  The New Notes will be recorded at the same carrying value as the Original Notes, as reflected in the Issuers' accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Issuers upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Issuers over the term of the New Notes under generally accepted accounting principles.

EXCHANGE AGENT

  United States Trust Company of New York has been appointed as Exchange Agent for the Exchange Offer. All correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent, as follows:



              By Hand:                       By Overnight Courier/Mail:

      United States Trust Company            United States Trust Company
              of New York                            of New York
      Receipt and Delivery Window             770 Broadway, 13th Floor
       111 Broadway, Lower Level                 New York, NY 10007
          New York, NY 10006            Attention: Corporate Trust Department

                            Facsimile Transmission:
                                (212) 420-6152
                       (For Eligible Institutions Only)

                             Confirm by Telephone:

                                (800) 548-6565

  Requests for additional copies of this Prospectus or the Letter of Transmittal should be directed to the Exchange Agent.

                                  THE COMPANY

  Adams Outdoor Advertising Limited Partnership is the seventh largest owner and operator of outdoor advertising structures in the United States. The Company currently provides outdoor advertising services in eight markets and surrounding areas in the midwest, southeast and mid-Atlantic states:
Charlotte, NC; Kalamazoo, MI; Lansing/Jackson, MI; Lehigh Valley, PA; Madison, WI; Minneapolis, MN; Norfolk, VA; and Peoria, IL. As of December 31, 1995, the Company operated, in the aggregate, approximately 7,000 advertising displays, including approximately 1,900 painted bulletins, 4,500 30-sheet posters, 150 junior (8-sheet) posters and 450 transit displays.

  The Company's strategy is to focus its outdoor advertising operations in medium-sized markets in which it is or could be the leading provider of such services. The Company offers its customers comprehensive outdoor advertising services, including local creative professionals, account executives, production facilities and business development staffs. These resources allow the Company to educate current customers and potential customers on the effectiveness of the outdoor advertising medium and to demonstrate to customers how to integrate outdoor advertising into their marketing plans. The Company also develops creative ideas and displays to advertise a customer's products or services and provides customers with detailed local market research and information about potential advertising opportunities.

  During the five years ended December 31, 1995, net revenues increased from $31.4 million to $42.9 million. Operating Cash Flow (as defined herein) has grown from $11.9 million to $20.9 million over the same period. The Company has increased revenue and Operating Cash Flow primarily through a strategy of increasing revenues from existing display faces in each market by developing programs that maximize advertising rates and optimize occupancy levels and through lowering operating expenses by reducing accounting, administrative and operations staff. In recent years, this strategy has resulted in high operating leverage which enabled the Company to increase Operating Cash Flow at a faster rate than net revenues. Operating Cash Flow is not intended to represent net cash provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income or loss as an indicator of the Company's operating performance or to net cash provided by operating, investing and financing activities as a measure of liquidity or ability to meet cash needs. Information is disclosed herein to permit a more complete comparative analysis of the Company's performance relative to other companies in the media industry that publicly report Operating Cash Flow or similarly defined measures.

  The Company believes that its strong position in its markets, its emphasis on local and regional advertisers and the geographical diversity of its operations provide stability to its revenue base, reduce its reliance upon any single local economy or advertiser, and mitigate the effect of fluctuations in national advertising expenditures. Net revenues attributable to local and regional advertising have increased as a percentage of total net revenues from 83.5% in 1991 to 87.4% in 1995.

  The Company has been able to maintain its position as a leading provider of outdoor advertising services in its primary markets due to the barriers to entry created by the combination of the Company's existing site locations and government regulations limiting the erection of new displays. The Company intends to build upon its position as the dominant provider of outdoor advertising in its markets and the competitive advantage provided by its sales, creative and business development staffs. The Company plans to accomplish this by continuing to develop its customer base among local and regional advertisers, improving the utilization and rate structure of its display faces and expanding the number of its displays through building in its existing markets and, when appropriate, through making acquisitions.

  The Company's business was founded in 1983 with the acquisition of Central Outdoor Advertising, which had offices in Lansing, Jackson and Kalamazoo, MI. Over the next five years, the Company pursued a strategy of geographic expansion into additional medium-sized markets, primarily through the acquisition of existing outdoor advertising businesses in selected midwest, southeast and mid-Atlantic markets. This geographic expansion strategy has enabled the Company to capitalize on the efficiencies, economies of scale and marketing opportunities associated with operating outdoor advertising businesses located in proximate or contiguous geographic markets to its primary markets. Since 1988, the Company's sales and Operating Cash Flow growth has resulted from increased display inventory, primarily through new construction and, to a lesser extent, from acquisitions of displays in existing markets and the significant upgrading of its existing display inventory. The Company has also been able to reduce operating expenses while achieving higher rate and occupancy levels.

  The principal executive offices of the Company and Adams Outdoor Advertising, Inc. are located at 1380 W. Paces Ferry Road, N.W., Suite 170, South Wing, Atlanta, Georgia 30327. The Company's telephone number is (404) 233-1366.

                        REFINANCING AND USE OF PROCEEDS

  The Private Offering was part of the Refinancing, which extended the average life of the Company's debt obligations and enhanced its financial and operating flexibility. As part of the Refinancing, the Company replaced its existing credit facility with the New Credit Facility, which permits borrowings, on a revolving basis, in an aggregate amount up to $15.0 million and to repay certain outstanding indebtedness. See "Description of New Credit Facility."

  Pursuant to the Refinancing, the net proceeds from the issuance of the Original Notes, after estimated expenses of the Private Offering of $4.5 million, together with borrowings under the New Credit Facility, were used by the Company to (i) repay its outstanding borrowings under an existing credit facility ($82.3 million), (ii) retire its 9% Subordinated Notes ($16.3 million), of which, $11.4 million in aggregate principal amount was held by Stephen Adams or entities controlled by Stephen Adams and $4.9 million in aggregate principal amount was held by the Initial Purchaser, (iii) retire its zero coupon 10% Subordinated Notes due January 31, 1996 ($1.9 million), of which $1.4 in aggregate principal amount was held by Stephen Adams or entities controlled by Stephen Adams, (iv) retire its zero coupon 10% Subordinated Notes due January 2, 1997 ($6.8 million outstanding), of which $1.8 million in aggregate principal amount was held by Stephen Adams or entities controlled by Stephen Adams, and (v) pay $2.0 million in deferred compensation payments earned since 1992 by J. Kevin Gleason, the chief executive officer of the managing general partner of the Company. See "Management--Agreements with Management--Incentive Compensation."

  The following table sets forth the sources and uses of proceeds to effect the Refinancing:

                                                                      (DOLLARS
                                                                         IN
                                                                     THOUSANDS)
                                                                     ----------
Sources of proceeds:
  Original Notes....................................................  $105,000
  New Credit Facility (a)...........................................     8,815
                                                                      --------
    Total sources of proceeds.......................................  $113,815
                                                                      ========
Uses of proceeds:
  Repayment of existing credit facility.............................  $ 82,329
  Repayment of 9% Subordinated Notes (b)............................    16,284
  Repayment of zero coupon 10% Subordinated Notes
   due January 31, 1996 (c).........................................     1,915
  Repayment of zero coupon 10% Subordinated Notes due January 2,
   1997 (d).........................................................     6,787
  Payment of deferred compensation (e)..............................     2,000
  Fees and expenses (f).............................................     4,500
                                                                      --------
    Total uses of proceeds..........................................  $113,815
                                                                      ========

- --------
(a) The Company entered into the New Credit Facility contemporaneously with the closing of the sale of the Notes under the Private Offering.
(b) Stephen Adams or entities controlled by Stephen Adams held $11.4 million and the Initial Purchaser held $4.9 million in principal amount of the 9% Subordinated Notes.
(c) Stephen Adams or entities controlled by Stephen Adams held $1.4 million of the principal amount of the zero coupon 10% Subordinated Notes due January 31, 1996.
(d) Stephen Adams or entities controlled by Stephen Adams held $1.8 million of the principal amount of the zero coupon 10% Subordinated Notes due January 2, 1997. J. Kevin Gleason, the chief executive officer of the managing general partner of the Company, and Abe Levine, the chief financial officer of the managing general partner of the Company, held $151,846 and $76,218, respectively, of the principal amount of the zero coupon 10% Subordinated Notes due January 2, 1997. Andris A. Baltins, who became a director of

                                            (Notes continued on following page)

   AOAI upon completion of the Refinancing, held $380,547 of the principal amount of the zero coupon 10% Subordinated Notes due January 2, 1997.
(e) Represents $2.0 million in deferred compensation earned since 1992 due to
    J. Kevin Gleason, the chief executive officer of the managing general partner of the Company, and payable upon completion of the Refinancing. See "Management--Agreements with Management--Incentive Compensation."
(f) Fees and expenses include a discount to the Initial Purchaser and fees and expenses related to the New Credit Facility and are estimated.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1996:

                                                                        AS OF
                                                                      MARCH 31,
                                                                         1996
                                                                      ----------
                                                                       (DOLLARS
                                                                          IN
                                                                      THOUSANDS)
   Long-term debt including current maturities:
     New Credit Facility.............................................  $  3,099
     10 3/4% Senior Notes............................................   105,000
     9% Subordinated Notes...........................................       --
     10% Subordinated Notes..........................................     3,882
                                                                       --------
   Total long-term debt..............................................   111,981
   Partners' capital (deficit).......................................   (67,091)
                                                                       --------
   Total capitalization..............................................  $ 44,890
                                                                       ========

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following selected historical and pro forma financial data, insofar as it relates to each of the five years ended December 31, 1995, has been derived from Company-prepared financial information and should be read in conjunction with the audited financial statements, including the Company's balance sheets at December 31, 1994 and 1995 and the related statements of operations for each of the years in the three-year period ended December 31, 1995 and the notes thereto appearing elsewhere in this Prospectus. The selected historical and pro forma financial data as of and for the three months ended March 31, 1995 and 1996 has been derived from unaudited financial statements as appearing herein which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods. Results for the three months ended March 31, 1996 are not necessarily indicative of results that may be expected for the entire year. The selected financial information should be read in conjunction with the information contained in the Company's financial statements and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Summary Historical and Pro Forma Financial Data" included elsewhere herein.

  The following unaudited selected pro forma statement of operations data and other data for the year ended December 31, 1995 and the three months ended March 31, 1996 give effect to the Refinancing as if it had been completed at the beginning of the respective periods. Certain management assumptions and adjustments are described in the accompanying notes hereto. The pro forma financial data should be read in conjunction with the Company's financial statements and the notes thereto, as of December 31, 1995 and for the three-year period then ended, appearing elsewhere in this Prospectus. This pro forma financial data is not necessarily indicative of the results that would have occurred had the Refinancing been completed on the dates indicated or the Company's actual or future operating results or financial position.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

                                                                                        THREE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                              MARCH 31,
                         ----------------------------------------------------------- ---------------------------
                                                                           PRO FORMA                   PRO FORMA
                           1991      1992      1993      1994      1995     1995(A)   1995     1996     1996(A)
                         --------  --------  --------  --------  --------  --------- -------  -------  ---------
STATEMENT OF OPERATIONS
 DATA:
 Gross revenues......... $ 34,662  $ 35,811  $ 36,972  $ 41,748  $ 47,589   $47,589  $10,531  $11,397   $11,397
 Agency commissions.....    3,272     3,487     3,510     4,097     4,698     4,698    1,007    1,017     1,017
                         --------  --------  --------  --------  --------   -------  -------  -------   -------
 Net revenues...........   31,390    32,324    33,462    37,651    42,891    42,891    9,524   10,380    10,380
 Direct advertising
  expenses..............   18,150    18,085    17,539    19,561    20,848    20,848    5,256    5,472     5,472
 Corporate general and
  administrative
  expense...............    1,341     1,953       998     1,183     1,114     1,114      257      467       467
 Depreciation and
  amortization..........    7,453     6,380     5,893     5,684     5,568     5,544    1,408    1,447     1,447
 Deferred compensation
  expense(b)............       45       433       636     1,530     2,427     2,427    1,152      250       250
                         --------  --------  --------  --------  --------   -------  -------  -------   -------
 Operating income.......    4,401     5,473     8,396     9,693    12,934    12,958    1,451    2,744     2,744
 Interest expense.......   13,436    11,380     9,111     9,877    11,263    12,465    3,065    3,006     3,116
 Other expenses
  (income), net.........        1      (297)     (164)       38        16        16       (2)       1         1
 (Gain) loss on
  disposal of assets,
  net...................      422       263       388       388        93        93       (9)      (1)       (1)
                         --------  --------  --------  --------  --------   -------  -------  -------   -------
   Net income (loss).... $ (9,458) $ (5,873) $   (939) $   (610) $  1,562   $   384  $(1,603) $  (262)  $  (372)
                         ========  ========  ========  ========  ========   =======  =======  =======   =======
                                      AS OF DECEMBER 31,                             AS OF MARCH 31,
                         ------------------------------------------------            ----------------
                           1991      1992      1993      1994      1995               1995     1996
                         --------  --------  --------  --------  --------            -------  -------
BALANCE SHEET DATA:
 Cash and cash
  equivalents...........    1,713     1,430     1,990     1,722     2,131              1,487    2,675
 Working capital........    1,516     2,909     4,348     4,646     5,944              6,723    9,128
 Total assets...........   63,631    56,745    54,637    50,650    48,211             49,769   52,197
 Total debt.............  119,992   120,129   118,124   113,261   107,443            115,801  111,981
 Total partners'
  deficit...............  (60,969)  (66,842)  (67,781)  (68,391)  (66,829)           (69,995) (67,091)
                                                                                        THREE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                              MARCH 31,
                         ----------------------------------------------------------- ---------------------------
                                                                           PRO FORMA                   PRO FORMA
                           1991      1992      1993      1994      1995     1995(A)   1995     1996     1996(A)
                         --------  --------  --------  --------  --------  --------- -------  -------  ---------
OTHER DATA:
 Operating Cash
  Flow(c)............... $ 11,899  $ 12,286  $ 14,925  $ 16,907  $ 20,929   $20,929  $ 4,011  $ 4,441   $ 4,441
 Capital expenditures... $    825  $  1,748  $  1,661  $  1,926  $  2,251   $ 2,251  $   563  $ 1,194   $ 1,194
 Ratio of earnings to
  fixed charges(d)......      --        --        --        --       1.07x     1.03x     --       --        --
 Ratio of debt to net
  income(e).............      --        --        --        --      68.79    296.39      --       --        --
 Cash flow provided by
  (used in):
   Operating activities. $  1,304  $  6,092  $  4,984  $  7,092  $  9,151   $ 7,949  $   764  $ 1,194   $ 1,084
   Investing activities. $   (738) $ (1,864) $ (1,654) $ (1,791) $ (1,979)  $(1,979) $  (564) $(1,004)  $(1,004)
   Financing activities. $     74  $ (4,512) $ (2,769) $ (5,569) $ (6,763)  $(6,763) $  (436) $   355   $   355

- -------

(a) The pro forma statement of operations data give effect to the Refinancing and reflect an increase in interest expense. Pro forma interest expense from the Refinancing is computed as follows:

                                               YEAR ENDED     THREE MONTHS ENDED
                                            DECEMBER 31, 1995   MARCH 31, 1996
                                            ----------------- ------------------
   $105,000,000 10 3/4% Senior Notes......       $11,288            $2,822
   New Credit Facility:
    $8,815,000 at 8.25%...................           727               --
    $8,981,000 at 8.10%...................           --                182
   Amortization of deferred financing
    costs                                            450               112
                                                 -------            ------
   Interest expense.......................       $12,465            $3,116
                                                 =======            ======

(b) Deferred compensation expense represents accrued expenses under certain deferred compensation arrangements, including phantom stock agreements with certain key management personnel. The phantom stock agreements in effect provide for the repurchase of the "phantom stock" in three equal annual payments after each executive's termination, death or disability, the sale of the Company, or the fifth anniversary of the agreement's execution. See "Management--Agreements with Management--Incentive Compensation."

                                                                                 THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31                      MARCH 31
                             ------------------------------------------------- -----------------------
                                                                       1995                    1996
                              1991    1992    1993    1994    1995   PRO FORMA  1995   1996  PRO FORMA
                             ------- ------- ------- ------- ------- --------- ------ ------ ---------
   Operating income (loss).  $ 4,401 $ 5,473 $ 8,396 $ 9,693 $12,934  $12,958  $1,451 $2,744  $2,744
   Depreciation and
    amortization...........    7,453   6,380   5,893   5,684   5,568    5,544   1,408  1,447   1,447
   Deferred compensation
    expense................       45     433     636   1,530   2,427    2,427   1,152    250     250
                             ------- ------- ------- ------- -------  -------  ------ ------  ------
   Operating Cash Flow.....  $11,899 $12,286 $14,925 $16,907 $20,929  $20,929  $4,011 $4,441  $4,441

(c) The following table sets forth the calculation of "Operating Cash Flow."

  Operating Cash Flow is not intended to represent net cash flow provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income (loss) as an indicator of the Company's operating performance or to net cash provided by operating, investing and financing activities as a measure of liquidity or ability to meet cash needs. The Company believes Operating Cash Flow is a measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the media industry. However, the definition of Operating Cash Flow or of similarly defined terms may vary among companies and such differences should be noted in comparing the Company's operating performance relative to other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(d) Earnings consist of pre-tax income from continuing operations plus fixed charges adjusted to exclude capitalized interest. The Company's fixed charges consist of interest expense plus amortization of deferred financing costs. Earnings were inadequate to cover fixed charges by approximately $10.0 million, $6.4 million, $1.6 million and $1.3 million for the years ended December 31, 1991 through 1994, respectively.
(e) The ratio of total debt to net income for the years ended December 31, 1991 through December 31, 1994 is not meaningful due to the net losses for those periods.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company is the seventh largest owner and operator of outdoor advertising structures in the United States. The Company currently provides outdoor advertising services to eight markets and their surrounding areas in the midwest, southeast and mid-Atlantic states: Charlotte, NC; Kalamazoo, MI; Lansing/Jackson, MI; Lehigh Valley, PA; Madison, WI; Minneapolis, MN; Norfolk, VA; and Peoria, IL. As of December 31, 1995, the Company operated approximately 7,000 advertising displays, including approximately 1,900 painted bulletins, 4,500 30-sheet posters, 150 junior (8-sheet) posters and 450 transit displays.

  The Company's business was founded in 1983 with the acquisition of Central Outdoor Advertising, which had offices in Lansing, Jackson and Kalamazoo, MI. Over the next five years, the Company pursued a strategy of geographic expansion into additional medium-sized markets, primarily through the acquisition of existing outdoor advertising businesses in selected midwest, southeast and mid-Atlantic markets. This geographic expansion strategy has enabled the Company to capitalize on the efficiencies, economies of scale and marketing opportunities associated with operating outdoor advertising businesses located in proximate or contiguous geographic markets.

  As a result of its acquisition of outdoor advertising businesses from 1983 to 1988, the Company incurred substantial debt. In November 1992, the Company restructured its debt by extending maturities, reducing interest rates and modifying financial covenants. However, the interest expense required to service such debt, together with increased depreciation and amortization, has contributed to historical net losses for the Company.

  Since 1991, the Company has continued to strengthen its market share through the construction and acquisition of displays in its existing markets, along with the recent introduction of transit advertising in its Madison, WI market. This expansion has been financed through internally generated cash flow.

  The following table presents certain operating statement items in the Statements of Operations as a percentage of net revenues for the three years ended December 31, 1995 and the three months ended March 31, 1995 and 1996.

                                         YEARS ENDED          THREE MONTHS
                                        DECEMBER 31,         ENDED MARCH 31,
                                      ---------------------  --------------
                                      1993    1994    1995   1995    1996
                                      -----   -----   -----  -----   ------
Net revenues........................  100.0%  100.0%  100.0% 100.0%  100.0%
Direct advertising expenses.........   52.4    52.0    48.6   55.2    52.7
Corporate general and administrative
 expenses...........................    3.0     3.1     2.6    2.7     4.5
                                      -----   -----   -----  -----   -----
Operating Cash Flow.................   44.6    44.9    48.8   42.1    42.8
Depreciation and amortization.......   17.6    15.1    13.0   14.8    14.0
Deferred compensation expense.......    1.9     4.1     5.6   12.1     2.4
                                      -----   -----   -----  -----   -----
Operating income....................   25.1    25.7    30.2   15.2    26.4
Interest expense....................   27.2    26.2    26.3   32.1    28.9
Other expenses (income), net........   (0.5)    0.1     0.1    --      --
(Gain) loss on disposals of property
 and equipment, net.................    1.2     1.0     0.2   (0.1)    --
                                      -----   -----   -----  -----   -----
Net income (loss)...................   (2.8)%  (1.6)%   3.6% (16.8)%  (2.5)%
                                      =====   =====   =====  =====   =====

  The Company's revenues are a function of both the occupancy rate of the Company's outdoor advertising display inventory (the percentage of time that its displays contain paid-for advertisements) and the rates that the Company charges for use of its displays. The Company's business strategy includes the optimization of the mix of rate and occupancy of its display inventory in order to maximize revenues. Advertising rates for the Company's displays are based upon a variety of factors, including historical base rates, the time of year and the occupancy rate of a particular market's display inventory.

  The following table presents the number of painted bulletins and 30-sheet poster displays operated by the Company and the average rates and occupancy levels with respect to such displays for the three years ended December 31, 1995 and the three months ended March 31, 1995 and 1996:

                                                                 THREE MONTHS
                                         YEARS ENDED DECEMBER     ENDED MARCH
                                                 31,                  31,
                                         ----------------------  --------------
                                          1993    1994    1995    1995    1996
                                         ------  ------  ------  ------  ------
Number of Displays:
  Painted Bulletins.....................  1,672   1,713   1,725   1,706   1,744
  30-Sheet Posters......................  4,476   4,464   4,464   4,452   4,457
Average Rates: (1)
  Painted Bulletins..................... $1,202  $1,329  $1,495  $1,412  $1,541
  30-Sheet Posters...................... $  410  $  462  $  497  $  499  $  523
Average Occupancy:
  Painted Bulletins.....................     75%     75%     76%     74%     73%
  30-Sheet Posters......................     71%     70%     72%     60%     57%

- --------
(1) Represents average rate per display per month

  The primary operating expenses incurred by the Company are advertising agency commissions, lease payments to property owners for use of the land on which the Company's displays are located, operational and administrative costs and sales expenses (primarily commissions). Of these expenses, advertising agency commissions, sales expenses and certain operational and administrative costs are considered direct costs. Commissions are paid to advertising agencies that contract for the use of the Company's advertising displays on behalf of advertisers. These agency commissions are deducted from gross revenues to calculate net revenues.

  The Company currently maintains a phantom stock program under which certain executive management personnel and general managers have the ability to earn deferred compensation based upon the operating performance of the Company or, in the case of the general managers, their respective divisions. Annual accruals under the program are based upon exceeding a base level of operating profit. See "Management--Agreements with Management--Incentive Compensation." The Company believes that its phantom stock program provides its senior employees incentives to continue improving the operating performance of the Company.

  The Company's marketing strategy of servicing local and regional advertisers and reducing its dependence on national and tobacco advertising resulted in moderate increases in overall revenues during a time when national advertising dollars, primarily tobacco, were declining. The Company concentrates its marketing efforts on generating sales from local and regional advertisers in each of its markets, including those advertisers within industries and product categories that have not historically been traditional users of outdoor media. These potential advertisers include fast food restaurants, retailers, food stores, casinos, cellular and telecommunications companies, building supply retailers, radio stations, travel-related industries and medical care providers. This focus on local and regional advertisers has been critical to the Company's ability to control revenue fluctuations resulting from the variability and potential long-term decline of revenues attributable to the tobacco products industry, the latter of which represented 16.5% of the Company's net revenues in 1991, 13.4% in 1992, 10.2% in 1993, 10.3% in 1994
and 12.6% in 1995. Sales to local and regional advertisers accounted for 87.4% of the Company's net revenues in 1995.

  The Company's sales and marketing strategy has been successful largely due to its team of general managers in its markets. These key managers have an average of 14 years of industry experience. The Company also has integrated a business development department into each market, making available to each region's sales force comprehensive information about local market research, customer needs and advertising opportunities. The business development departments have given the Company's sales departments significantly improved information and tools to develop additional local and regional advertising customers, especially with many customers that have not historically advertised through the outdoor medium. Sales representatives have been able to use these additional resources to develop creative ideas for new customers and educate them about the cost effectiveness of outdoor advertising in attempting to reach their customers. The Company considers its emphasis on local and regional sales, the expertise and tenure of its managers and its marketing and customer service capabilities to be factors which enhance the productivity of its inventory of advertising displays.

RESULTS OF OPERATIONS

 Three Months Ended March 31, 1996 Compared With Three Months Ended March 31,
1995

  Net revenues (gross revenues net of agency commissions) for the three months ended March 31, 1996 of $10.4 million increased by 9.0% from $9.5 million for the comparable period in 1995. This increase resulted entirely from higher advertising rates.

  Direct advertising expenses for the three months ended March 31, 1996 of $5.5 million increased by 4.1% from $5.3 million for the comparable period in 1995. The increase was attributable to direct costs associated with increased sales from new displays and an increase in average advertising rates.

  Corporate, general and administrative expenses for the three months ended March 31, 1996 of $467,000 increased by 81.6% from $257,000 for the comparable period in 1995. This increase was attributable to increased compensation, directors' fees and travel expenses.

  Depreciation and amortization for the three months ended March 31, 1996 of $1.4 million remained constant with the comparable period in 1995.

  Deferred compensation expense for the three months ended March 31, 1996 of $250,000 decreased significantly from $1.2 million for the comparable period in 1995 primarily due to the termination in March of 1995 of the deferred compensation plan made with the Chief Executive Officer of the Company, by the terms of which the Company agreed to pay a total of $2 million upon consummation of the Refinancing of the Company's outstanding long-term debt.

  Interest expense for the three months ended March 31, 1996 remained consistent with the comparable period in 1995, although amounts paid to related parties decreased due to the Refinancing.

  Net loss for the three months ended March 31, 1996 decreased to $262,000 from $1.6 million for the comparable period in 1995 primarily as a result of the items discussed above.

  Operating Cash Flow is defined as operating income (loss) before (i) depreciation and amortization expenses and (ii) deferred compensation expense. As a partnership the Company is not subject to federal corporate income tax. Operating Cash Flow is not intended to represent net cash provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income or loss as an indicator of the Company's operating performance or to net cash provided by operating, investing and financing activities as a measure of liquidity or ability to meet cash needs. The Company believes Operating Cash Flow is a measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information is disclosed herein to permit a more complete comparative analysis of the Company's performance relative to other companies in the media industry. Operating Cash Flow for the three months ended March 31, 1996 of $4.4 million increased by 10.7% from $4.0 million for the comparable period in 1995. The increase was directly attributable to the aforementioned increase in net revenues coupled with only a modest increase in total operating expenses.

 Year Ended December 31, 1995 Compared With Year Ended December 31, 1994

  Net revenues for 1995 of $42.9 million increased by 13.9% from $37.7 million in 1994. This increase resulted primarily from higher advertising rates.

  Direct advertising expenses for 1995 of $20.8 million increased by 6.6% from $19.6 million in 1994. The increase was attributable to direct costs associated with increased sales as well as increased lease costs, primarily from the construction of new displays in the Minneapolis, MN market.

  Corporate general and administrative expenses for 1995 of $1.1 million decreased by 5.8% from $1.2 million in 1994. This decrease was attributable to certain relocation expenses and certain professional fees that were charged in 1994 and were not incurred in 1995.

  Depreciation and amortization for 1995 of $5.6 million decreased by 2.1% from $5.7 million in 1994. This slight decrease resulted from certain assets being fully depreciated.

  Deferred compensation expense for 1995 of $2.4 million increased significantly from $1.5 million in 1994. This increase was attributable to higher deferred compensation expense under the Company's phantom stock program resulting from the relatively larger increase in EBITDA during 1995 as compared to 1994 and additional accruals relating to the termination of Mr. Gleason's phantom stock arrangement.

  Interest expense for 1995 of $11.3 million increased by 14.1% from $9.9 million in 1994. This increase was attributable to higher interest rates in 1995. The Company's effective interest rate increased to 9.8% in 1995 from 8.1% in 1994, which more than offset the effect of a $5.8 million principal reduction in the Company's outstanding debt in 1995.

  Net income for 1995 increased to $1.6 million from a net loss of $610,000 in 1994 primarily as a result of the items discussed above.

  Operating Cash Flow for 1995 of $20.9 million increased by 23.8% from $16.9 million in 1994. This increase was directly attributable to the aforementioned increase in net revenues coupled with only a modest increase in total operating expenses.

 Year Ended December 31, 1994 Compared With Year Ended December 31, 1993

  Net revenues for 1994 of $37.7 million increased by 12.5% from $33.5 million for 1993. This increase resulted from a $3.7 million increase in local and regional advertising revenues and a $500,000 increase in national tobacco advertising revenues. The increase in local and regional advertising reflects increased marketing efforts directed at these customers, including travel and entertainment, health care and fast food restaurant companies, among others. The increase in national tobacco advertising revenues reflects higher rate charges.

  Direct advertising expenses for 1994 of $19.6 million increased by 11.5% from $17.5 million in 1993. The increase was attributable to direct costs associated with increased sales.

  Corporate general and administrative expenses for 1994 of $1.2 million increased 18.5% from $1.0 million in 1993. This increase was attributable to an increase in certain professional fees.

  Depreciation and amortization for 1994 of $5.7 million decreased by 3.5% from $5.9 million for 1993. The slight decrease in depreciation and amortization resulted from certain assets being fully depreciated.

  Deferred compensation expense for 1994 of $1.5 million increased significantly from $636,000 in 1993. This increase was attributable to accruing additional deferred compensation expense as part of the Company's phantom stock program as a result of the increase in Operating Cash Flow in 1994 over 1993.

  Interest expense for 1994 of $9.9 million increased 8.4% from $9.1 million for 1993 due to higher interest rates in 1994, which more than offset the effect of debt reduction of $4.9 million in 1994. The Company's effective interest rate increased to 8.1% for 1994 from 7.5% for 1993.

  Net loss for 1994 of $610,000 decreased 35.0% from the net loss of $939,000 for 1993. This decrease was attributable to the increase in net revenues and the improved operating leverage discussed above, which was partially offset by higher interest expense.

  Operating Cash Flow for 1994 of $16.9 million increased by 13.3% from $14.9 million for 1993. This increase was attributable directly to increased sales and operating leverage.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the Company's cash needs have arisen from operating expenses (primarily direct advertising expenses and corporate general and administrative expenses), debt service, capital expenditures and deferred compensation payments under phantom stock agreements. The Company's interest expense was $11.3 million in 1995, $9.9 million in 1994 and $9.1 million in 1993. As a result of the Refinancing, the Company's interest expense will increase due to the higher weighted average interest rate and increased level of debt.

  The Company's primary sources of cash are net cash generated from operating activities and borrowings under its credit facility. The Company's net cash provided from operations increased by 29.0% to $9.2 million for 1995 from $7.1 million for 1994 and by 42.3% to $7.1 million for 1994 from $5.0 million for 1993.

  As a result of the net cash provided from operating activities, the Company has been able to repay debt in recent periods. Under the Company's previous credit agreement which was repaid as part of the Refinancing, excess cash (as defined) was required to be applied to reduce the Company's indebtedness and capital expenditures were limited. The Company reduced its debt by $5.8 million in 1995, by $4.9 million in 1994, and by $2.0 million in 1993. The Company also made capital expenditures, primarily for new billboard construction in existing markets, of $2.3 million in 1995, $1.9 million in 1994 and $1.7 million in 1993. The Company expects that its capital expenditures during 1996 will be approximately $3.0 million and will be primarily for new billboard construction and the upgrading of existing displays. The Company expects to finance such capital expenditures with cash flow provided by operating activities or borrowings under the New Credit Facility. The Company made capital expenditures of $1.0 million during the three months ended March 31, 1996 compared to $564,000 during the three months ended March 31, 1995.

  At December 31, 1995, the Company's accrued liability for deferred compensation payable under phantom stock agreements with key employees was $4.7 million in the aggregate. The New Credit Facility and the Indenture permit the payment of the deferred compensation which was accrued at December 31, 1995 and such payments are scheduled to be paid during the 1996 through 2002 period, including $2.0 million, from the proceeds of the Private Offering. See "Management--Agreements with Management--Incentive Compensation." During the three months ended March 31, 1996, payments of deferred compensation totalled $159,000.

  The Company incurred substantial debt in connection with the acquisition of its outdoor advertising businesses from 1983 to 1988. The acquisition debt was restructured in 1992 to reduce interest rates, extend maturities and modify financial covenants. As part of the Refinancing, substantially all of the Company's outstanding debt was refinanced. See "Refinancing and Use Of Proceeds." As a result of the Refinancing, the average maturities of the Company's debt at December 31, 1995 (without the extension of the existing debt) were extended from one year to approximately nine years.

  Prior to the Refinancing, approximately $105 million of the Company's long-term debt had scheduled maturities in 1997. The Company's independent auditors, in their report on the Company's financial statements for the year ended December 31, 1995, stated, in Note 12 thereto, that the Company has a net capital deficiency and its cash flow from operations has not been sufficient to fund its long-term obligations, which raise substantial doubt about the Company's ability to continue as a going concern. See Note 12 of Notes to Financial Statements. As part of the Refinancing, the Company repaid all of its outstanding long-term indebtedness with net proceeds from the issuance of the Original Notes together with borrowings under the New Credit Facility. Accordingly, in the opinion of management of the Company, the going concern consideration expressed by the Company's independent auditors was resolved by the Refinancing.

  In connection with the Refinancing, the Company repaid its previous funded debt and issued the Notes in the aggregate principal amount of $105 million and entered into the New Credit Facility which provides a revolving line of credit of up to $15 million. Proceeds from the Refinancing, together with the Company's cash reserves were used in March 1996 to repay substantially all of the Company's funded debt. As a result of the Refinancing, it is expected that the average outstanding indebtedness and the effective interest rate will be greater in the current year than in 1995. During 1995 the Company had interest expense of approximately $11.3 million on average outstanding indebtedness of approximately $111.8 million, resulting in an effective annual interest rate of 10.7%. Scheduled interest payments on the Notes aggregate approximately $11.3 million per year. Additionally, outstanding indebtedness under the New Credit Facility will accrue interest at a rate equal to, at the option of the Company, either (i) the Base Rate (which is defined as the prime rate most recently announced by the agent under the New Credit Facility) or (ii) LIBOR, in each case plus an applicable margin determined by reference to the ratio of total debt to cash flow of the Company. Under the terms of the Indenture, the Company will be permitted to invest in certain Interest Rate Agreements (as defined herein) which agreements may include transactions involving derivatives that reduce the effects of the fluctuations in interest rates. However, as a result of the Refinancing, the Company's interest expense is expected to increase which will negatively impact net income.

  As a result of the Refinancing, substantially all of the Company's existing funded debt was repaid and the Company entered into the New Credit Facility on March 12, 1996. The New Credit Facility is a revolving credit facility of up to $15.0 million. At March 31, 1996, the outstanding borrowings under the New Credit Facility were $3.1 million. Substantially all of the assets of the Company are pledged to secure indebtedness under the New Credit Facility. Permitted borrowings under the New Credit Facility are subject to various conditions, including the attainment of certain performance measures by the Company. Scheduled reductions in the lenders' commitments under the New Credit Facility will commence in 1997. The agreement governing the New Credit Facility contains a number of covenants that are more restrictive than those contained in the Indenture, including covenants requiring the Company to maintain certain financial ratios that become more restrictive over time. Adverse operating results could cause noncompliance with one or more of these covenants, reducing the Company's borrowing availability and, in certain circumstances, entitling the lenders to accelerate the maturity of outstanding borrowings.

  The Company believes that net cash provided from operations and available credit under the New Credit Facility will be sufficient to meet its cash needs for its current operations, required debt payments, anticipated capital expenditures and the deferred compensation payments for the reasonably foreseeable future.

IMPACT OF INFLATION

  Though increases in operating costs could adversely affect the Company's operations, management does not believe that inflation has had a material effect on operating profit during the past several years.

SEASONALITY

  Although revenues during the first and fourth quarters are slightly lower than the other quarters, management does not believe that seasonality has a significant impact on the operations or cash flow of the Company.

  Information contained in this Prospectus, including, without limitation in the foregoing Management's Discussion and Analysis of Financial Condition and Results of Operations may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology as "may," "will," "would," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. Certain factors, including, those factors described herein under "Risk Factors" could cause actual results to differ materially from those in such forward-looking statements.

                                   BUSINESS

GENERAL

  The Company is the seventh largest owner and operator of outdoor advertising structures in the United States. The Company currently provides outdoor advertising services to eight markets and surrounding areas in the midwest, southeast and mid-Atlantic states: Charlotte, NC; Kalamazoo, MI; Lansing/Jackson, MI; Lehigh Valley, PA; Madison, WI; Minneapolis, MN; Norfolk, VA; and Peoria, IL. As of December 31, 1995, the Company operated, in the aggregate, approximately 7,000 advertising displays, including approximately 1,900 painted bulletins, 4,500 30-sheet posters, 150 junior (8-sheet) posters and 450 transit displays.

HISTORY

  The Company's business was founded in 1983 with the acquisition of Central Outdoor Advertising, which had offices in Lansing, Jackson and Kalamazoo, MI. Over the next five years, the Company pursued a strategy of geographic expansion into additional medium-sized markets, primarily through the acquisition of existing outdoor advertising businesses in selected midwest, southeast and mid-Atlantic markets. This geographic expansion strategy has enabled the Company to capitalize on the efficiencies, economies of scale and marketing opportunities associated with operating outdoor advertising businesses located in proximate or contiguous geographic markets to its primary markets. Since 1988, the Company's sales and Operating Cash Flow growth has resulted from increased display inventory primarily through new construction and, to a lesser degree, from acquisitions of displays in existing markets and the significant upgrading of its existing display inventory. The Company has also been able to reduce operating expenses while achieving higher rate and occupancy levels.

INDUSTRY OVERVIEW

  Outdoor advertising is one of several major advertising media that include television, radio, newspapers and magazines, among others. According to the Outdoor Advertising Association of America, Inc. ("OAAA"), an industry trade association, outdoor advertising in the United States generated total revenues of approximately $1.9 billion in 1995, a record for the industry and a 9.4% increase over 1994. Because of its repetitive impact and relatively low cost-per-thousand impressions (a commonly used media standard), outdoor advertising is attractive to both large national advertisers and smaller local and regional businesses.

  The principal outdoor advertising display is the billboard, of which there are three standardized formats:

  . PAINTED BULLETINS are generally 14 feet high and 48 feet wide (672 square feet) and consist of panels or a single sheet of vinyl that are hand painted at the facilities of the outdoor advertising company or computer painted in accordance with design specifications supplied by the advertiser. The panels or vinyl are then transported to the billboard site and mounted to the face of the display. On occasion, to attract more attention, some of the displays are designed to extend beyond the linear edges of the display face and may include three-dimensional embellishments for which the outdoor advertising company often receives additional revenue. Because of painted bulletins' greater impact and higher cost relative to other types of billboards, they are usually located near major highways, and space is usually sold to advertisers for periods of four to twelve months.

  . 30-SHEET POSTERS are generally 12 feet high by 25 feet wide (300 square feet) and are the most common type of billboard. Lithographed or silk-screened paper sheets that are supplied by the advertiser are prepasted and packaged in airtight bags by the outdoor advertising company and applied, like wallpaper, to the face of the display. The 30-sheet posters are concentrated on major traffic arteries and space is usually sold to advertisers for periods of one to twelve months.

  . JUNIOR (8-SHEET) POSTERS are usually 6 feet high by 12 feet wide (72 square feet). The displays are prepared and mounted in the same manner as 30-sheet posters. Most junior posters, because of their smaller size, are generally concentrated on city streets and are targeted at pedestrian traffic. Space on junior posters is usually sold to advertisers for periods of one to twelve months.

  Typically, billboards are mounted on structures that are owned by the outdoor advertising company and located on sites that are owned or leased by it or on which it has a permanent easement. Leases of structure sites usually provide for a term of three to ten years depending on locale. A structure may contain one or more displays (generally two), each of which is referred to as a "face."

  A more recent addition to the various types of outdoor advertising displays are bus shelter displays and transit ads, which are located on the sides of buses. Bus shelter displays are usually enclosed within glassed, backlighted cases on two or more sides of a pedestrian shelter located at an urban bus stop. Transit displays are inserted into panels on the sides and back exteriors of buses. The advertisements appear on lithographed or silk screened posters supplied in a single sheet by the advertiser. Transit displays and bus shelter displays generally are sold to advertisers for periods of one to twelve months.

  Advertisers usually contract for outdoor displays (and other media exposure) through advertising agencies, which are responsible for the artistic design and written content of the advertising as well as the choice of media and the planning and implementation of the overall campaign. Outdoor advertising companies pay commissions to the agencies for advertising contracts secured through such agencies. Advertising contracts are negotiated on the basis of the monthly rates that are published in the outdoor advertising company's "rate card." These rates, which are typically set annually during the first quarter of each year, are based on a particular display's exposure (or number of "impressions" delivered) in relation to the demographics of the particular market and its location within that market. The number of "impressions" delivered by a display (measured by the number of vehicles passing the site during a defined period and weighted to give effect to such factors as its proximity to other displays and the speed and viewing angle of approaching traffic) are determined by surveys that are verified by the Traffic Audit Bureau, an independent agency which is the outdoor advertising industry's equivalent of television's Arbitron ratings and which audits approximately 175,000 outdoor advertising sites annually.

  Advertisers purchase outdoor advertising for a variety of reasons. In the case of restaurants, motels, service stations and similar roadside businesses, the message reaches potential customers close to the point of sale and provides ready directional information. For advertisers seeking to build product brand name awareness, outdoor advertising is attractive because of its constant repetition and comparatively low cost per thousand impressions.

  According to the OAAA, the top ten categories of businesses ranked by outdoor advertising expenditures for 1994 were tobacco products, retail establishments, business and consumer services, entertainment, automotive, hotel/motel, publishing and media, and alcoholic beverages.

BUSINESS STRATEGY

  The Company's strategy is to focus its operations on providing value-added outdoor advertising services to advertisers in medium-sized markets in which it is or could be the leading provider of such services. The Company believes that its focus on medium-sized markets allows it to achieve a dominant share of outdoor advertising revenues and display faces within those markets. The Company also believes that by educating current and potential customers on the effectiveness of the outdoor medium, it has a significant opportunity to gain a larger share of overall advertising expenditures. The Company's business strategy comprises the following elements:

  . Focus marketing efforts on local and regional advertisers in order to develop and maintain a diverse client base and to limit reliance on national advertising accounts. The Company believes that focusing on local and regional advertisers helps generate stable revenue growth and reduce its reliance on any single local economy or industry segment. As a result of this focus, the Company has been able to increase net revenues attributable to local and regional advertising as a percentage of total net revenues from 83.5% in 1991 to 87.4% in 1995.

  . Take advantage of recent technological advances in computer and printing technology, which allow the Company to provide higher quality reproduction to its customers, thereby attracting new advertisers such as Calvin Klein, ReMax Realty, Prudential Health Care and Blue Cross-Blue Shield to the outdoor medium.

  . Raise potential customers' awareness of the reach, impact and value of outdoor advertising and convince customers to use outdoor advertising as an integral part of their advertising plan.

  . Continue to enhance sales, marketing and customer service capabilities.
    In each market area, the Company has recruited and trained a skilled sales force, placing an emphasis on market research and artistic creativity. Each salesperson is paid pursuant to a performance-based compensation system and supervised by a local sales manager executing a coordinated marketing plan.

  . Increase revenues from existing display faces by developing programs that maximize advertising rates and optimize occupancy levels in each market. In addition, the Company also plans to pursue new advertising categories, such as transit buses and passenger shelters, to further diversify the Company's revenue base.

  . Expand operations within the Company's markets through construction of new display faces and the upgrading of existing displays, placing an emphasis on painted bulletins, which generally command higher rates and longer contracts from advertisers.

  . Pursue strategic acquisitions of outdoor displays in existing and contiguous markets and capitalize on the efficiencies, economies of scale and significant opportunities for inter-market cross-selling that are associated with operating in proximate or contiguous geographic markets.

  The Company recognizes, and closely monitors, the needs of its customers and seeks to provide them with a quality advertising product at a lower cost than competitive media. The Company believes it has a reputation of providing excellent customer service and quality outdoor advertising space. As such, the Company has been nationally recognized as a five star member (the highest ranking) of the OAAA, a distinction currently held by only 25 of the approximately 800 members of the OAAA.

MARKETS

  The Company operates in eight geographically-diverse medium-sized markets which offer to local, regional and national advertisers significant areas of population to whom advertising may be targeted. In addition, the Company offers comprehensive outdoor advertising services, including local production facilities and local representation, in all of its markets except in the Minneapolis market.

  The following table sets forth information as of December 31, 1995 with respect to each of the Company's markets, including the ADI (as defined herein) rank of that market and the number of each display type operated by the Company in that market:

                              ADI      PAINTED  30-SHEET 8-SHEET TRANSIT
MARKET                     RANKING(A) BULLETINS POSTERS  POSTERS DISPLAYS TOTAL
- ------                     ---------- --------- -------- ------- -------- -----
Charlotte, NC.............     28         602      870      66      --    1,538
Lansing/Jackson, MI.......    106         459      906      --      --    1,365
Kalamazoo, MI.............     38         317      738      --      --    1,055
Lehigh Valley, PA (b).....     --         180      736      --      --      916
Norfolk, VA...............     40         150      619      28      --      797
Madison, WI...............     85          61      270      --     450      781
Peoria, IL................    114          57      337      61      --      455
Minneapolis, MN...........     14          95       --      --      --       95
                                        -----    -----     ---     ---    -----
    Total.................              1,921    4,476     155     450    7,002
                                        =====    =====     ===     ===    =====

- --------
(a) Indicates the market rank of the area of dominant influence ("ADI"), as determined by The Arbitron Company, within which the office is located. ADIs are ranked based on population, with the market having the largest population ranked first. ADI rank is the standard measure of market size used by the media industry.
(b) The Lehigh Valley market is included in the Philadelphia ADI ranking. According to the U.S. Census Bureau, the Lehigh Valley market was the 86th largest metropolitan statistical area in the United States at December 31, 1990, the latest date for which such information is available.

  The following tables set forth information with respect to the net revenues, operating income and operating margins for the Company's displays in each of its markets for each of the past five years:

                                 NET REVENUES

                                                 YEAR ENDED DECEMBER 31,
                                         ---------------------------------------
MARKET                                    1991    1992    1993    1994    1995
- ------                                   ------- ------- ------- ------- -------
                                                 (DOLLARS IN THOUSANDS)
Charlotte, NC........................... $ 7,285 $ 7,201 $ 7,518 $ 8,646 $ 9,680
Lansing/Jackson, MI.....................   6,475   6,353   6,873   7,541   8,227
Kalamazoo, MI...........................   4,391   4,642   4,640   4,976   5,535
Lehigh Valley, PA.......................   4,107   4,468   4,532   5,045   5,909
Norfolk, VA.............................   4,153   4,300   4,309   4,827   5,672
Madison, WI.............................   1,842   1,869   2,039   2,545   3,070
Peoria, IL..............................   1,982   2,212   2,028   2,397   2,562
Minneapolis, MN.........................   1,155   1,279   1,523   1,674   2,236
                                         ------- ------- ------- ------- -------
    Total............................... $31,390 $32,324 $33,462 $37,651 $42,891
                                         ======= ======= ======= ======= =======

                               OPERATING INCOME

                                              YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
MARKET                                   1991    1992    1993    1994    1995
- ------                                  ------  ------  ------  ------  -------
                                              (DOLLARS IN THOUSANDS)
Charlotte, NC.......................... $  939  $1,346  $1,904  $2,701  $ 3,602
Lansing/Jackson, MI....................  2,224   2,118   2,603   3,044    3,570
Kalamazoo, MI..........................  1,535   1,719   1,852   1,967    2,440
Lehigh Valley, PA......................    524     815   1,155   1,466    2,161
Madison, WI............................    140     351     791     915    1,232
Norfolk, VA............................    642     899     955   1,387    2,279
Peoria, IL.............................    633     751     582     851      863
Minneapolis, MN........................    126     159     401     233      631
Corporate.............................. (2,362) (2,685) (1,847) (2,871)  (3,844)
                                        ------  ------  ------  ------  -------
    Total.............................. $4,401  $5,473  $8,396  $9,693  $12,934
                                        ======  ======  ======  ======  =======

                               OPERATING MARGIN

                                                   YEAR ENDED DECEMBER 31,
                                                   ----------------------------
MARKET                                             1991  1992  1993  1994  1995
- ------                                             ----  ----  ----  ----  ----
Charlotte, NC..................................... 12.9% 18.7% 25.3% 31.2% 37.2%
Lansing/Jackson, MI............................... 34.3  33.3  37.9  40.4  43.4
Kalamazoo, MI..................................... 36.0  37.0  39.9  39.5  44.1
Lehigh Valley, PA................................. 12.8  18.3  25.5  29.1  36.6
Madison, WI.......................................  7.6  18.8  38.8  36.0  40.1
Norfolk, VA....................................... 15.5  20.9  22.2  28.7  40.2
Peoria, IL........................................ 31.9  33.9  28.7  35.3  33.7
Minneapolis, MN................................... 10.9  12.4  26.3  13.9  28.2
                                                   ----  ----  ----  ----  ----
    Total......................................... 14.0  16.9  25.1  25.7  30.2
                                                   ====  ====  ====  ====  ====

SALES AND MARKETING

  The growth in the Company's revenues and Operating Cash Flow is primarily a result of its focus on the use of sales and marketing staff to increase the productivity of its inventory of displays while maintaining strict controls on its expenses.

  Historically, outdoor advertising companies have derived a significant portion of their revenues from large national advertisers, such as tobacco companies, auto manufacturers and distributors of alcoholic beverages. As tobacco industry advertising purchases have declined in recent years, some outdoor advertising companies have recently shifted their marketing focus to local and regional advertisers to replace these lost revenues. Nonetheless, large national advertisers continue to account for a significant percentage of outdoor advertising industry revenues. Despite this fact, the Company believes that sales to local and regional advertisers lend stability to its revenue stream by diversifying its customer base. Accordingly, over the past several years, the Company has shifted its marketing focus to emphasize sales to such customers. As a result, in 1995, the Company generated approximately 87.4% of its net revenues from local and regional sales, up from 83.5% in 1991. These efforts have been critical to the Company's ability to control revenue fluctuations resulting from the variability and potential long-term decline of revenues attributable to the tobacco products industry, which represented 16.5% of the Company's net revenues in 1991, 13.4% in 1992, 10.2% in 1993,
10.3% in 1994 and 12.6% in 1995. In addition, the Company's local and regional focus enables it to capitalize on the growing use of outdoor media by advertisers that historically have relied on other media in marketing their products and services, such as consumer product companies, professional service firms, health care providers and financial institutions.

  The Company's sales and marketing strategy has been successful largely due to the efforts of its team of general managers in its markets. These general managers have an average of over 14 years of experience in the outdoor advertising industry and are responsible for implementing the Company's sales and marketing strategy. Each of the Company's markets has a team of account executives that is supported locally by a creative department, which provides innovative marketing ideas, generates art work and designs billboard advertising for potential customers' advertising campaigns. In addition, each market has a business development staff, which makes available comprehensive information about local market research, customer needs and advertising opportunities. This allows the Company to assess the impact and potential reach for a potential target customer's display in a given market. The sales and marketing departments focus on increasing revenues through developing new marketing programs for customers, educating both current and potential customers on the effectiveness of the outdoor advertising product relative to other advertising media and integrating this medium into a customer's marketing plan. The Company's sales personnel are compensated primarily on a commission basis which maximizes their incentive to perform.

  The following table illustrates the diversity of the Company's markets and customers by setting forth the percentage of the Company's gross revenues for 1995 attributable to each of the top ten advertising categories:

                           1995 REVENUES BY CATEGORY
                          (PERCENT OF GROSS REVENUES)

                                               LANSING/ LEHIGH
                         CHARLOTTE, KALAMAZOO, JACKSON, VALLEY, MADISON, NORFOLK, PEORIA, MINNEAPOLIS,
                             NC         MI        MI      PA       WI       VA      IL         MN      TOTAL
                         ---------- ---------- -------- ------- -------- -------- ------- ------------ -----
Tobacco.................    14.1%      10.0%      8.3%     9.3%    7.0%    32.0%    13.2%     14.5%     13.5%
Restaurants.............    14.1       18.7      15.0      8.1     8.5     10.0      7.6      11.2      12.6
Automotive..............     5.3        9.6      19.2     11.9    10.7      5.2      9.3       1.6       9.9
Amusement...............     4.5        7.5       5.6      3.5     3.6      6.4     11.1       2.6       5.7
Hotel/Motel.............     6.2        5.7       6.6      2.8     3.1      3.0      1.8       2.4       4.7
Beverage-Alcoholic......     4.0        3.0       3.3      5.8     9.9      0.0     10.0       4.7       4.2
Radio/Television........     5.3        8.1       2.5      0.0     6.9      4.3      6.3       1.7       4.2
Banking.................     3.1        1.3       2.1      1.9     2.4      3.0      3.5       0.0       2.3
Real Estate.............     8.2        0.0       0.0      0.0     3.2      0.0      2.5       0.0       2.2
Health Care.............     0.0        2.9       1.6      4.5     6.2      1.5      2.8       0.0       2.1
All Others..............    35.2       33.2      35.8     52.2    38.5     34.6     31.9      61.3      38.6
                           -----      -----     -----    -----   -----    -----    -----     -----     -----
   Total................   100.0%     100.0%    100.0%   100.0%  100.0%   100.0%   100.0%    100.0%    100.0%
                           =====      =====     =====    =====   =====    =====    =====     =====     =====

LOCAL MARKET OPERATIONS

  In each of its primary markets, the Company maintains a complete outdoor advertising operation including a sales office, a construction and maintenance facility, an art department equipped with state-of-the-art computer technology, a real estate unit and support staff. The Company conducts its outdoor advertising operations through these local offices, which is consistent with senior management's belief that an organization with decentralized sales and operations is more responsive to local market demand and provides greater incentives to employees. At the same time, the Company maintains consolidated accounting and financial controls, which allow it to monitor closely the operating and financial performance of each market. The general managers, who report directly to the Company's chief executive officer, are responsible for the day-to-day operations of their offices and are compensated based on the financial performance of their respective markets. In general, these local managers oversee market development, production and local sales.

  Each local office is responsible for locating and ultimately obtaining sites for the displays in its market. Each office has a leasing department, which maintains an extensive data base containing information on local property ownership, lease contract terms, zoning ordinances and permit requirements. The Company owns certain of the sites on which its displays are located and leases others. Site lease contracts vary in term but typically range from three to ten years with various termination and renewal provisions. As of and for the twelve months ended December 31, 1995, the Company had approximately 3,200 active site leases accounting for a total land lease expense of approximately $4.8 million, representing approximately 11.3% of net revenues.

  In each of its primary markets, the Company has construction and maintenance facilities, which facilitate the expeditious and economical construction and maintenance of displays and the painting and mounting of customers' advertisements. Typically, the Company uses vinyl skins for bulletins. The vinyl skins are reusable, thereby reducing the Company's production costs, and are easily transportable. Due to the geographic proximity of the Company's markets and the transportability of vinyl skins, the Company can shift production among markets to use its available capacity more effectively. The local offices also maintain fully-equipped art departments to assist local customers in the development and production of creative, effective advertisements.

COMPETITION

  The Company competes in each of its markets with other outdoor advertisers as well as other media, including broadcast and cable television, radio, newspaper and direct mail marketers. In competing with other media, outdoor advertising relies on its low cost-per-thousand impressions and its ability to repetitively reach a broad segment of the population in a specific market or geographic area within that market. In most of its markets, the Company encounters direct competition from other major outdoor media companies, including 3M National Advertising Co. (a division of Minnesota Mining and Manufacturing Company) and Whiteco, among others, each of which has a large national network and resources significantly greater than the Company's. The Company believes that its focus on local and regional advertisers and its position as the leading provider of full service outdoor advertising in each of its primary markets enable it to compete effectively with other outdoor media operators, as well as other media, both within those markets and in each respective region. The Company also competes with other outdoor advertising companies for sites on which to build new structures.

GOVERNMENT REGULATION

  The outdoor advertising industry is subject to governmental regulation at the federal, state and local level. Federal law, principally the Highway Beautification Act of 1965, encourages states, by the threat of withholding federal appropriations for the construction and improvement of highways within such states, to implement legislation to control outdoor advertising structures located within 660 feet of or visible from interstates and primary highways, except in commercial or industrial areas, and to force the removal at the owner's expense and without any compensation of any nonconforming structures on such highways. The Highway Beautification Act and the various state statutes implementing it require the payment of just compensation whenever governmental authorities require legally erected and maintained structures to be removed from federally-aided highways.

  States and local jurisdictions have, in some cases, passed additional regulation on the construction, repair, upgrading, height, size and location of outdoor advertising structures adjacent to federally-aided highways and other thoroughfares. Such regulations, often in the form of municipal building, sign or zoning ordinances, specify standards for the height, size and location of outdoor advertising structures. In the event non-conforming advertising structures are damaged, including damage caused by natural events, such as windstorms and hurricanes, the Company may not be able to repair the structures. In some cases, the construction of new or relocation of existing structures is prohibited. Some jurisdictions also have restricted the ability to enlarge or upgrade existing structures, such as converting from wood to steel or from non-illuminated to illuminated structures. From time to time, governmental authorities order the removal of structures by the exercise of eminent domain or through various regulatory actions or other litigation. In such cases, the Company seeks compensation under appropriate procedures and thus far, the Company has been able to obtain satisfactory compensation for any of its structures removed at the direction of governmental authorities. However, compensation may not always be available in such circumstances. Some municipalities have attempted to regulate outdoor advertising by taxing revenues attributable to advertising structures, or by requiring the payment of annual permit fees based on factors such as the square footage of an outdoor advertising company's display faces, located in those municipalities. Other municipalities take into account lease payments received by lessors of property on which advertising structures are located in making property tax assessments. These taxes and fees can increase an outdoor advertising company's direct operating costs.

  Amortization legislation has also been adopted in some areas across the country, including Charlotte, NC, one of the Company's markets. Amortization only permits the owner of an outdoor advertising structure to operate its structure as a non-conforming use for a specified period of time, after which it must remove or otherwise conform its structure to the applicable regulations at its own cost without any compensation. Some jurisdictions require the removal of certain structures without any compensation if there is a change in use of the premises (e.g., construction on previously unimproved land). Amortization and such other regulations requiring the removal of structures without compensation currently are subject to vigorous litigation in the state and federal courts, which have reached differing conclusions as to their constitutionality.

  On February 1, 1988, the city of Charlotte, NC, adopted a comprehensive sign ordinance prohibiting the construction of all new off-premises outdoor advertising signs except those built adjacent to interstate highways. The ordinance also mandated that all nonconforming signs either be brought into compliance or be removed by February 1, 1996 at the owner's expense without compensation. The sign owner is allowed the opportunity to seek an extension allowing a nonconforming sign to remain in place for an additional two years. Grant or denial of the extension is in the city's discretion based upon mostly subjective criteria, which management of the Company believes it can satisfy. Exempted from the uncompensated removal requirement of the ordinance are off-premises outdoor advertising signs maintained adjacent to a street or highway which is part of the former North Carolina Primary Highway System or the current National Highway System and with respect to which a North Carolina or federal statute requires payment of compensation as a condition to removal of signs. Assuming failure by the city to grant any variances, the Company could be forced to remove approximately 135 structures at its expense without payment of compensation, with an attendant material adverse impact on the gross revenues and Operating Cash Flow attributable to the Charlotte, NC market, but, in the opinion of management, not on the financial condition of the Company as a whole. In 1988, the Company filed a lawsuit in the Superior Court of Mecklenburg County, NC, challenging the constitutionality of the Charlotte sign ordinance. The litigation was stayed by mutual agreement of the parties until November, 1995. Since the stay expired, neither party has advanced the litigation. However, the Company intends to actively pursue such litigation if it is unsuccessful in convincing the city of Charlotte to either grandfather existing non-conforming signs or to otherwise provide extension variances satisfactory to the Company. A majority of the City Council recently voted in favor of a grandfather amendment to the sign ordinance for off-premises outdoor advertising signs which was then vetoed by the Mayor of Charlotte. The City Council failed to override the Mayor's veto. Although the Company has been advised that it is unlikely to prevail in the litigation, it is likely that all non-conforming signs will be allowed to remain in place until initial legal procedures have been exhausted, expected to take a minimum of two years. Thus, it is unlikely that the Company will have to remove non-conforming signs until 1998 or later.

  In recent years, there have been movements to restrict billboard advertising of certain products, including tobacco and alcohol. No bills have become law at the federal level except those requiring health hazard warnings similar to those on cigarette packages and print advertisements. It is uncertain whether legislation of this type will be enacted in the future. Most recently, in May 1996, Phillip Morris U.S.A., the domestic tobacco subsidiary of Phillip Morris Companies Inc., announced a proposal for comprehensive federal legislation to address concerns regarding the use of tobacco products by minors which included provisions that would ban all outdoor tobacco product advertising within 1,000 feet of any playground or elementary or secondary school, on 8-sheet-posters in urban neighborhoods and on transit displays. In the opinion of management, such legislation would not have a material adverse impact on the gross revenues or Operating Cash Flow of the Company.

  To date, regulations applicable in the Company's markets, have not materially affected its operations, and compliance with those regulations has not had a material impact on its costs. No assurance can be given, however, as to the effect of changes in those regulations or of new regulations that may be adopted in the future.

FACILITIES

  The Company's corporate office is located in Atlanta, GA. In addition, the Company has an office and complete production and maintenance facilities in each of Charlotte, NC; Kalamazoo, MI; Lansing/Jackson, MI; Lehigh Valley, PA; Madison, WI; Norfolk, VA; and Peoria, IL. The Peoria and Minneapolis facilities are leased, and all other facilities are owned. The Company considers its facilities to be well-maintained and adequate for its current and reasonably anticipated future needs.

  The Company owns approximately 145 parcels of real property that serve as the sites for its outdoor displays. The Company also has perpetual easements on approximately 25 parcels of real property on which it has outdoor displays. Additionally, the Company's displays are located on sites leased or licensed by the Company, typically for three to ten years with renewal options.

EMPLOYEES

  As of December 31, 1995, the Company employed 213 persons, of whom approximately 60 were primarily engaged in sales and marketing, 76 were engaged in painting, posting, construction and maintenance of displays, and the balance were employed in financial, administrative and similar capacities. No employees are covered by a collective bargaining agreement except for five production shop workers in Peoria, IL covered by a collective bargaining agreement with the Brotherhood and Painters and Allied Trades that expires on December 31, 1996. Management considers its employee relations to be good.

LEGAL PROCEEDINGS

  In 1989, the Company initiated litigation challenging certain city sign ordinances affecting the existing outdoor advertising structures in the city of Madison, WI. The litigation was resolved pursuant to a judicially-approved settlement agreement that permitted the Company to erect 16 new painted bulletin display faces along the city's major arterial system. The Company from time to time is involved in litigation in the ordinary course of business, including disputes involving advertising contracts, site leases, employment claims, construction matters, condemnation and amortization. The Company is also involved in routine administrative and judicial proceedings regarding permits and fees relating to outdoor advertising structures and compensation for condemnations. The Company is not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on the Company. See "Business--Government Regulation."

  Information contained in this Prospectus, including, without limitation information in this Business section may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology as "may," "will," "would," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. Certain factors, including, those factors described herein under "Risk Factors" could cause actual results to differ materially from those in such forward-looking statements.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of Adams Outdoor Advertising, Inc., the managing general partner of the Company, are as follows:

          NAME                     AGE                 POSITION
          ----                     ---                 --------
      Stephen Adams...............  58 Chairman of the Board
      J. Kevin Gleason............  44 Chief Executive Officer, President and
                                        Director
      Abe Levine..................  42 Chief Financial Officer, Vice President,
                                        Secretary and Treasurer
      George Pransky..............  55 Director
      David Frith-Smith...........  50 Director
      Andris A. Baltins...........  51 Director

  Stephen Adams has been Chairman of Adams Outdoor Advertising, Inc. since its founding in 1983. Since the 1970's, Mr. Adams has served as chairman of privately-owned banking, bottling, publishing, outdoor advertising, television and radio companies in which he held a controlling ownership interest. Mr. Adams is Chairman of the Board of Directors of Affinity Group, Inc., a membership-based marketing company.

  J. Kevin Gleason has served as the Chief Executive Officer of the Company and President of Adams Outdoor Advertising, Inc. since 1991. Mr. Gleason has seventeen years of experience in advertising, eleven of which have been dedicated to the outdoor advertising industry. Mr. Gleason has been with Adams Outdoor Advertising, Inc. since 1987, serving as General Manager of various local markets and then as Executive Vice President at the corporate level. Prior to joining Adams Outdoor Advertising, Inc., Mr. Gleason served as General Manager of Naegele Outdoor Advertising ("Naegele") of Southern California from 1985 to 1987. Mr. Gleason also currently serves as a Vice Chairman of the Outdoor Advertising Association of America.

  Abe Levine has served as Chief Financial Officer of the Company and as Vice President of Adams Outdoor Advertising, Inc. since 1991. From 1988 to 1991, Mr. Levine worked as Controller of Adams Outdoor Advertising of Atlanta, Inc. Mr. Levine was employed by Gulf + Western Industries, Inc. from 1979 through 1987 in various senior accounting and financial positions, and by KPMG Peat Marwick from 1975 through 1979 in various auditing positions.

  George Pransky, Ph.D. has been in private practice as co-director of Pransky and Associates in La Conner, Washington since 1988. He is a frequent consultant for government and private agencies and has been a contract faculty member for a number of educational institutions, including the University of Washington, the University of Oregon and Antioch College. Dr. Pransky has trained management groups in team building, stress elimination and management development for fifteen years.

  David Frith-Smith has served as managing partner of Biller, Frith-Smith & Archibald, Certified Public Accountants, since 1988. Mr. Frith-Smith was a principal in Maidy and Lederman, Certified Public Accountants, from 1980 to 1984, and with Maidy Biller Frith-Smith & Brenner, Certified Public Accountants, from 1984 to 1988. Mr. Frith-Smith is a director of various private and non-profit corporations.

  Andris A. Baltins has been a member of the law firm of Kaplan, Strangis and Kaplan, P.A. since 1979. He is a director of Affinity Group, Inc., a membership-based marketing company, and Polaris Industries Inc., a manufacturer of snowmobiles, all-terrain vehicles, personal watercraft and related products. Mr. Baltins is also a director of various private and non-profit corporations.

OTHER SIGNIFICANT MANAGEMENT PERSONNEL

  The following table sets forth certain information with respect to other significant management personnel:

            NAME                       AGE               POSITION
            ----                       ---               --------
      David A. Burge..................  45 General Manager--Lansing/Jackson and
                                            Kalamazoo, MI
      John Hayes......................  43 General Manager--Lehigh Valley, PA
      John Kane.......................  30 General Manager--Madison, WI
      Gardner King....................  44 General Manager--Norfolk, VA
      Barry M. Asmann.................  38 General Manager--Charlotte, NC
      Robert J. Lord..................  37 General Manager--Peoria, IL
      Robert A. Graiziger.............  42 General Manager--Minneapolis, MN

  David Burge has been general manager for the Lansing/Jackson and Kalamazoo, MI divisions since June 1994. Mr. Burge joined the Company in May 1990 as sales manager for the Norfolk division and was, from November 1992 until his recent promotion, general manager of that division. He began his career in outdoor advertising as an account executive with Naegele in Asheville, NC in 1984.

  John Hayes has served as general manager of the Lehigh Valley, PA division from 1985 to 1991 and from 1994 to the present. He began his career in outdoor advertising in 1976 as an account executive with Creative Displays in the Lehigh Valley market, later becoming sales manager in 1979 and assistant manager in 1981. From 1991 to 1994 Mr. Hayes managed a paging business in the Lehigh Valley area.

  John Kane has been general manager of the Madison, WI division since November 1995. He joined the Company in 1989 as an account executive in its Lehigh Valley, PA division. He also served as regional sales manager and poster sales manager for Lehigh until his recent promotion to general manager of Madison.

  Gardner King has served as general manager of the Norfolk, VA division since January 1988. From 1980 through 1985, Mr. King was the founder and sole proprietor of an outdoor advertising company in Norfolk, VA, which he sold to Whiteco. After the expiration of his non-compete agreement with Whiteco, Mr. King joined the Company in 1988. Mr. King has 15 years of experience in the outdoor advertising industry.

  Barry Asmann has served as general manager of the Charlotte, NC division since January 1993 and prior thereto was sales manager in both the Charlotte, NC and Lehigh Valley, PA divisions. Mr. Asmann has 12 years of experience in the outdoor advertising industry, working in various markets throughout the country with the Company and Naegele.

  Robert Lord has served as general manager of the Peoria, IL division since December 1993. From February 1993 to December 1993, he served as the sales manager of the Company's Charlotte division and from 1989 to January 1993, he served as the sales manager of the Company's Peoria, IL division. Mr. Lord served as an account executive in the Peoria division from 1986 to 1989.

  Robert Graiziger has served as general manager of the Minneapolis, MN division since 1988, when he sold an outdoor advertising company that he founded and operated in Minneapolis to the Company. Mr. Graiziger has been involved in the outdoor advertising business in various capacities since 1978.

EXECUTIVE COMPENSATION

  The following table provides certain summary information concerning the compensation paid by the Company to its Chief Executive Officer and each of the two other executive officers for the years ended December 31, 1993, 1994 and 1995. The following table does not include deferred phantom stock compensation, the amount of which is determined upon the earlier of five years from grant, the sale of the Company or termination of employment. See "Agreements with Management--Incentive Compensation" below.

                          SUMMARY COMPENSATION TABLE

                                              LONG-TERM COMPENSATION
                                           -----------------------------
                    ANNUAL COMPENSATION           AWARDS         PAYOUTS
                  ------------------------ --------------------- -------
                                   OTHER
 NAME AND                         ANNUAL   RESTRICTED SECURITIES         ALL OTHER
 PRINCIPAL                        COMPEN-    STOCK    UNDERLYING  LTIP    COMPEN-
 POSITION    YEAR  SALARY  BONUS SATION(A)  AWARD(S)   OPTIONS   PAYOUTS SATION(B)
 ---------   ----  ------  ----- --------- ---------- ---------- ------- ---------
Stephen
Adams        1995        0
Chairman(c)  1994        0
             1993        0
J. Kevin
Gleason      1995 $321,709                                                $34,620
Chief
Executive
Officer      1994  280,900                                                  4,620
             1993  250,825                                                  4,497
Abe Levine   1995 $150,000                                                $17,805
Financial
Officer      1994  125,000                                                  3,029
             1993  125,000                                                  4,134

- --------
(a) Less than the lesser of (i) 10% of total annual salary and bonus and (ii) $50,000.
(b) Amounts for 1995 include contributions in 1996 to the accounts of Messrs. Gleason and Levine under the Company's nonqualified retirement plan of $30,000 and $15,000, respectively. All other amounts represent Company contributions to the Company's 401(k) plan.
(c) Upon consummation of the Refinancing, the Company entered into an employment agreement with Mr. Adams providing for a salary of $200,000 per year and the reimbursement of business expenses. See "Management-- Employment Agreement."

EMPLOYMENT AGREEMENT

  Upon completion of the Refinancing, AOAI and Stephen Adams entered into an employment agreement which was effective January 1, 1996. Under the employment agreement, Mr. Adams is employed as Chairman of AOAI until December 31, 2001 at a base salary of $200,000 plus an annual cost of living increase.

AGREEMENTS WITH MANAGEMENT--INCENTIVE COMPENSATION

  The Company has deferred phantom stock agreements with certain managers, including each general manager with respect to the performance of his respective market and with Mr. Levine with respect to the overall performance of the Company. The compensation is calculated using a multiple of the operating profit of the general manager's respective division for the fiscal year ending immediately prior to the determination date over the value of the division at the time of agreement. The agreements provide for three equal annual payments to the participants upon the determination date, which is defined as termination of employment, death, disability, sale of the Company or the fifth anniversary of the execution of the agreement. In Mr. Levine's case, the value of his compensation has been determined to be $2.0 million in the aggregate. The Company incurred deferred compensation expense related to the phantom stock agreements of $1.5 million and $1.6 million for the years ended December 31, 1994 and 1995, respectively. Through December 31, 1995, the Company has accrued the following amounts of deferred compensation expense:

          NAME                                                   AMOUNT
          ----                                           ----------------------
                                                         (DOLLARS IN THOUSANDS)
      J. Kevin Gleason..................................         $2,000
      Abe Levine........................................          1,600
      Others............................................          1,130
                                                                 ------
          Total.........................................         $4,730
                                                                 ======

  If amounts accrued through December 31, 1995 as deferred compensation expense are paid as currently scheduled (assuming no executive terminations, deaths or disabilities), such payments would occur as follows:

    NAME                                    1996  1997 1998 1999 2000 2001 2002
    ----                                   ------ ---- ---- ---- ---- ---- ----
                                                  (DOLLARS IN THOUSANDS)
J. Kevin Gleason.......................... $2,000   --   --   --   --  --   --
Abe Levine................................     -- $533 $533 $534   --  --   --
Others....................................    185   47  303  278 $288 $18  $11
                                           ------ ---- ---- ---- ---- ---  ---
    Total................................. $2,185 $580 $836 $812 $288 $18  $11
                                           ====== ==== ==== ==== ==== ===  ===

  Mr. Gleason and the Company were parties to a phantom stock agreement dated January 1, 1992. Subsequently, Mr. Gleason and the Company mutually agreed to terminate such phantom stock agreement and in lieu thereof, the Company agreed to pay to Mr. Gleason $2.0 million upon completion of the Refinancing. Contemporaneously with the termination of his phantom stock agreement, Mr. Gleason purchased a 3% limited partnership interest in the Company from an affiliate of Mr. Adams.

401(K) SAVINGS PLAN

  Company employees also participate in a deferred savings and profit sharing plan (the "401(k) Plan") qualified under Section 401(a) and 401(k) of the Internal Revenue Code (the "Code"). All employees over age 21 who have completed one year of service are eligible to participate in the 401(k) Plan. Eligible employees may contribute to the 401(k) Plan up to 10% of their salary subject to an annual maximum established under the Code, and the Company matches these employee contributions at a rate of 50% up to the first 6% of the employee's salary. Employees may make additional voluntary contributions.

NONQUALIFIED RETIREMENT PLAN

  The Company also maintains a retirement plan for each of Messrs. Gleason, Levine and each of the area general managers. Under such plan, the Company contributes $30,000 per year to the retirement account of Mr. Gleason and $15,000 per year to the account of each of the other participants.

DIRECTOR COMPENSATION

  Following the Refinancing, AOAI pays directors who are not also employees (Messrs. Pransky, Frith-Smith and Baltins) director fees of $4,500 per quarter.

                             CERTAIN TRANSACTIONS

MANAGEMENT SERVICES ARRANGEMENT

  Under a management services arrangement with the Company, affiliates of Mr. Adams provided management services, including in the areas of financial and strategic planning, acquisition approval, executive compensation, budget review and approval and financial performance review, to the Company prior to 1996. Such agreement included the services of Mr. Adams, who did not receive compensation for his services directly from the Company prior to 1996. In 1992 and 1993, the Company paid management services fees of $66,666 and $50,000, respectively. No amounts were paid in 1994 and 1995. Effective January 1, 1996, the management services arrangement was terminated.

OTHER CERTAIN TRANSACTIONS

  In 1992, Radio Group Corporation and Adams Radio of Charlotte, Inc., entities in which Stephen Adams was the Chairman and controlling shareholder, consented to the appointment of receivers to effect a transfer of control of the radio operations of such entities as part of a consensual restructuring of the debt of such entities. In 1993, Adams Outdoor of Atlanta, Inc. ("Adams Atlanta"), a corporation controlled by Stephen Adams and managed by the same executive management as the Company entered into a consensual foreclosure agreement with its lenders. Adams Atlanta was acquired in 1988 in a leveraged transaction, and ownership was transferred to its secured lender in July 1993. In addition, in July 1993, a party whose claim was being disputed filed an involuntary bankruptcy petition against Adams Atlanta. The petition was withdrawn and dismissed three days after the filing.

  In 1989, the Company made a loan of $934,000 to Frank White, who was then President and Chief Executive Officer of Adams Outdoor Advertising, Inc., the managing general partner of the Company. Mr. White retired in 1991, and the loan was repaid in November 1992.

  Stephen Adams, J. Kevin Gleason and Abe Levine own 40%, 10% and 10%, respectively, of HSP Graphics ("HSP"), a printing company headquartered in Canada. The Company pays the salary and expenses of the HSP salesmen who operate in the Atlanta, GA area and HSP reimburses the Company for those expenses in cash and services. At December 31, 1993, 1994 and 1995, the Company had accounts receivable of $64,215, $109,329 and $171,828, respectively, outstanding from HSP. The Company paid HSP $112,104, $38,226 and $42,000 for printing services provided during 1993, 1994 and 1995, respectively.

  Andris A. Baltins is a member of the law firm of Kaplan, Strangis and Kaplan, P.A. which provides legal services to the Company. Mr. Baltins, who is a director of AOAI and held $380,547 in principal amount of the zero coupon 10% Subordinated Notes of the Company due January 2, 1997 which the Company retired with a portion of the proceeds of the Private Offering. Messrs. Adams, Gleason and Levine also held interests in such notes. See "Refinancing and Uses of Proceeds."

                          PRINCIPAL SECURITY HOLDERS

  The table below sets forth, the beneficial ownership interests in the Company as of March 31, 1996.

                                              GENERAL     LIMITED    AGGREGATE
                                            PARTNERSHIP PARTNERSHIP PARTNERSHIP
NAME                                         INTEREST    INTEREST    INTERESTS
- ----                                        ----------- ----------- -----------
Adams Outdoor Advertising, Inc.(a).........    0.01%        0.99%       1.00%
 1380 W. Paces Ferry Road, N.W.
 Suite 170, South Wing
 Atlanta, GA 30327
Stephen Adams..............................    0.70        71.30       72.00
 3601 Calle Tecate
 Camarillo, CA 93102
Stephen M. Adams(b)........................      --         6.00        6.00
 26529 Oliver Road
 Carmel, CA 93923
Mark C. Adams(b)...........................      --         6.00        6.00
 c/o Adams Publishing Corp.
 68860 Perez Road, Suite J
 Cathedral City, CA 92234
Scott L. Adams(b)..........................      --         6.00        6.00
 236 Mullen Avenue
 San Francisco, CA 94110
Kent R. Adams(b)...........................      --         6.00        6.00
 5017 Vincent Avenue So.
 Minneapolis, MN 55410
J. Kevin Gleason(c)........................      --         3.00        3.00
 732 Ashley Street, N.W.
 Atlanta, GA 30318
                                               ----        -----      ------
                                               0.71%       99.29%     100.00%

- --------
(a) Stephen Adams holds 100% of the issued and outstanding shares of AOAI, the managing general partner of the Company, and, accordingly, may control the affairs of the Issuers.
(b) Stephen M. Adams, Mark C. Adams, Scott L. Adams and Kent R. Adams are sons of Stephen Adams.
(c) Mr. Gleason purchased his limited partnership interest in the Company from an affiliate of Mr. Adams contemporaneously with the termination of his phantom stock agreement.

              DESCRIPTION OF THE COMPANY'S PARTNERSHIP AGREEMENT

  The Company was organized on December 12, 1985 as a limited partnership under the Minnesota Uniform Limited Partnership Act, as it may be amended from time to time (the "Act"). The following is a summary of certain provisions of the Limited Partnership Agreement of the Company, as amended (the "Partnership Agreement"). The rights and obligations of Adams Outdoor Advertising, Inc. and of Stephen Adams, as the Company's general partners, are as set forth in the Partnership Agreement. The summary does not constitute a complete discussion of the Partnership Agreement and is qualified in its entirety by reference to the Partnership Agreement, a copy of which is available upon written request to the Company.

  Management. Adams Outdoor Advertising, Inc. has exclusive and complete discretion to manage the Company's business and operations except as otherwise specified in the Partnership Agreement. No person dealing with the Company or the managing general partner is required to determine the authority of the managing general partner to make any undertaking on behalf of the Company.

  Liability of General Partners. The Partnership Agreement provides that the general partners will not be liable, responsible or accountable in damages or otherwise to the Company or to the limited partners for acts and omissions which the general partners believed to be in the best interests of the Company, so long as such acts and omissions did not result from a general partner's gross negligence or willful misconduct. The Company will indemnify the general partners against any loss or damage incurred by a general partner by reason of any act or omission performed or omitted by it in a manner believed by it to be in the best interests of the Company and not incurred by reasons of gross negligence or willful misconduct.

  Additional Partnership Contributions. The Partnership Agreement provides that in the event that the aggregate proceeds available for payment to creditors of the Company (including holders of the notes issued under the New Credit Facility and the amount paid to the holders of the Notes) from a liquidation of all assets of the Company is less than $40.0 million, Stephen Adams will contribute up to $40.0 million to satisfy the shortfall in such amount. Such contributions, if made, reduce Mr. Adams' limited recourse liability as a general partner. See "Description of the Notes--Release From Liability."

  Amendment of Partnership Agreement. The Partnership Agreement may be amended only by an instrument in writing and signed by the general partners and the limited partners or on behalf of the limited partners pursuant to the power of attorney described herein.

  Power of Attorney. AOAI, as managing general partner, is appointed the lawful attorney-in-fact for the limited partners to, among other things, execute, deliver, swear to, file and record in the appropriate public offices such documents as are deemed necessary or appropriate.

  Termination, Dissolution and Liquidation. The Partnership Agreement provides that the term of the Company will continue until December 31, 2025, or until earlier dissolved upon the sale of all or substantially all of the Company's assets or by the election of all the partners of the Company. A general partner may not voluntarily leave the Company without the prior consent of a majority in interest of the limited partners. The limited partners have no stated authority to remove a general partner, but upon the withdrawal, bankruptcy, death, dissolution or adjudication of incompetence of a general partner who is not at the time the sole general partner, the interest of that general partner will without further action be converted to a limited partnership interest. The withdrawal, bankruptcy, death, dissolution, or adjudication of incompetence of a partner shall not terminate or dissolve the Company unless such partner is at the time the sole general partner of the Company.

                      DESCRIPTION OF NEW CREDIT FACILITY

  The Canadian Imperial Bank of Commerce, an affiliate of the Initial Purchaser, has provided the New Credit Facility. The New Credit Facility is a senior line of credit in an aggregate principal amount of $15.0 million.

  The aggregate available commitment under the New Credit Facility will be reduced incrementally on a quarterly basis, beginning March 31, 1997. The New Credit Facility matures on March 31, 2001 unless previously terminated. Prior to making any advance under the New Credit Facility, the Company will be required to be in compliance with all financial and operating covenants. The lenders under the New Credit Facility are paid a commitment fee at the rate of 0.5% per annum on unused commitments, payable quarterly. In addition, the agent thereunder receives other customary fees.

  Borrowings under the New Credit Facility bear interest at a rate equal to, at the option of the Company, either (i) the Base Rate (which is defined as the prime rate most recently announced by the agent under the New Credit Facility), or (ii) LIBOR, in each case plus an applicable margin determined by reference to the ratio of total debt to cash flow of the Company.

  The obligations of the Company under the New Credit Facility are secured primarily by a first priority pledge of the stock of AOAI, a first priority pledge of the partnership interests in the Company and a first priority lien on all the assets of the Company, with the exception of certain real estate assets, which will be subject to a negative pledge.

  The New Credit Facility contains, among other things, covenants restricting the ability of the Company to dispose of assets, make distributions to its partners, create liens, make capital expenditures, make certain investments or acquisitions, enter into transactions with affiliates and otherwise restrict certain activities. The New Credit Facility also contains the following financial covenants: maximum ratio of total debt to operating cash flow; minimum permitted interest coverage and a minimum permitted fixed charge coverage ratio.

  Events of default under the New Credit Facility include those usual and customary for facilities of this type, including, among other things, default in the payment of principal or interest in respect of material amounts of indebtedness of the Company or its subsidiaries, any non-payment on such indebtedness, a Change of Control (as defined in the New Credit Facility), any material breach of the covenants or representations and warranties included in the New Credit Facility and related documents, the institution of any bankruptcy proceedings, the failure of any security agreement related to the New Credit Facility or lien granted thereunder to be valid and enforceable and the loss, without replacement using insurance proceeds, of a material number of outdoor advertising displays during any twelve month period. Upon the occurrence and continuance of an event of default under the New Credit Facility, the lenders may terminate their commitments to lend and declare the then outstanding loans due and payable.

                           DESCRIPTION OF THE NOTES

  The Original Notes were, and the New Notes will be, issued under an Indenture, dated as of March 12, 1996 (the "Indenture") among the Issuers and the United States Trust Company of New York, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect from time to time. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of them.

  The following is a summary of the material terms and provisions of the Notes. This summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Notes and the Indenture (including the definitions contained therein). Definitions relating to certain capitalized terms are set forth under "--Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture and such definitions are incorporated herein by reference. The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The form of the New Notes and the Original Notes are identical in all material respects except that the New Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer. The New Notes will not represent new indebtedness of the Company, will be entitled to the benefits of the same Indenture which governs the Original Notes and will rank pari passu with the Original Notes. Any provisions of the Indenture which require actions by or approval of a specified percentage of Original Notes shall require the approval of the holders of such percentage of principal amount of Original Notes and New Notes, in the aggregate.

GENERAL

  The Notes are limited in aggregate principal amount to $105.0 million. The Notes are senior unsecured obligations of the Issuers ranking pari passu in right of payment with all existing and future senior indebtedness of the Issuers and senior in right of payment to all existing and future subordinated indebtedness of the Issuers that by its terms is subordinated in right of payment to the Notes. The Notes are effectively subordinated to all secured Indebtedness of the Issuers to the extent of the value of the assets securing such Indebtedness.

MATURITY, INTEREST AND PRINCIPAL

  The Notes mature on March 15, 2006. The Notes bear interest at a rate of 10 3/4% per annum from the date of original issuance until maturity. Interest is payable semi-annually in arrears on March 15 and September 15, commencing September 15, 1996, to holders of record of the Notes at the close of business on the immediately preceding March 1 and September 1, respectively (whether or not a business day). The interest rate on the Notes is subject to increase, and such Additional Interest (as defined herein) will be payable on the payment dates set forth above, in certain circumstances, if the Notes (or other securities substantially similar to the Notes) are not registered with the Commission and declared effective within certain prescribed time periods. See "Exchange Offer; Registration Rights."

OPTIONAL REDEMPTION

  The Notes are redeemable at the option of the Issuers, in whole or in part, at any time on or after March 15, 2001 at the following redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period beginning on March 15 of each year listed below:

      YEAR                                                            PERCENTAGE
      ----                                                            ----------
      2001...........................................................  105.375%
      2002...........................................................  103.583%
      2003...........................................................  101.792%
      2004 and thereafter............................................  100.000%

  Notwithstanding the foregoing, the Issuers may redeem in the aggregate up to 25% of the original principal amount of Notes at any time and from time to time prior to March 15, 1999 at a redemption price equal to 110% of the aggregate principal amount so redeemed, plus accrued and unpaid interest to the redemption date, out of the Net Proceeds of one or more Public Equity Offerings, provided, however, that at least $75 million of the principal amount of Notes originally issued remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 60 days following the closing of any such Public Equity Offering.

  In the event of redemption of fewer than all of the Notes, the Trustee shall select pro rata, by lot or in such other manner as it shall deem fair and equitable, the Notes to be redeemed. The Notes will be redeemable in whole or in part upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register maintained by the Registrar of the Notes. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note, in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. After any redemption date, unless the Issuers shall default in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption.

CERTAIN COVENANTS

  The Indenture contains, among others, the following covenants. Except as otherwise specified, all of the covenants described below will appear in the Indenture.

 Limitation on Additional Indebtedness

  The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur (as defined) any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness, provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) if
(a) after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the ratio of the Company's total Indebtedness to the Company's EBITDA (determined on a pro forma basis for the most recently ended four full fiscal quarters of the Company for which financial statements are available at the date of determination) is less than
5.5 to 1 if the Indebtedness is to be incurred on or before March 15, 1999,
5.25 to 1 if the Indebtedness is to be incurred between March 15, 1999 and March 15, 2001 and 5.0 to 1 if the Indebtedness is to be incurred on and after March 15, 2001, provided, however, that if the Indebtedness which is the subject of a determination under this provision is Acquired Indebtedness, or Indebtedness incurred in connection with the simultaneous acquisition of any Person, business, property or assets, then such ratio shall be determined by giving effect to (on a pro forma basis, as if the transaction had occurred at the beginning of the four-quarter period) both the incurrence or assumption of such Acquired Indebtedness or such other Indebtedness by the Company and the inclusion in the Company's EBITDA of the EBITDA of the acquired Person, business, property or assets and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness.

  The Indenture provides that the Company will not, directly or indirectly, incur any Indebtedness that is subordinated to any other Indebtedness of the Company unless such Indebtedness is also expressly subordinated to the Notes, provided, however, that no Indebtedness of the Company shall be deemed to be subordinated to any other Indebtedness of the Company solely because such other Indebtedness is secured.

 Limitation on Indebtedness of Subsidiaries

  The Company will not permit any of its Subsidiaries to incur any Indebtedness except (i) Indebtedness to and held by the Company or a Wholly-Owned Subsidiary of the Company, provided, however, that any subsequent issuance or transfer of any Equity Interest that results in such Subsidiary ceasing to be a Wholly-Owned Subsidiary of the Company or any transfer of such Indebtedness to any Person other than the Company or a Wholly-Owned Subsidiary of the Company shall be deemed to be the incurrence of such Indebtedness by the Company, (ii) Permitted Secured Indebtedness and (iii) Acquired Indebtedness, provided, however, that such Acquired Indebtedness was not incurred in connection with, or in anticipation of, such Person becoming a Subsidiary.

 Limitation on Restricted Payments

  The Company will not make, and will not permit any of its Subsidiaries to, directly or indirectly, make, any Restricted Payment unless:

    (a) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

    (b) immediately after giving pro forma effect to such Restricted Payment, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "Limitation on Additional Indebtedness"; and

    (c) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date through and including the date of such Restricted Payment (the "Base Period") does not exceed the sum of (1) 50% of the Company's Consolidated Net Income (or in the event such Consolidated Net Income shall be a deficit, minus 100% of such deficit) during the Base Period and (2) 100% of the aggregate Net Proceeds, including the fair market value of securities or other property received by the Company from the issue or sale, during the Base Period, of Equity Interests (other than Disqualified Equity Interests or Equity Interests of the Company issued to any Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Equity Interests (other than Disqualified Equity Interests) of the Company which have been so converted or exercised or exchanged, as the case may be. For purposes of determining under this clause (c) the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

  The provisions of this covenant shall not prohibit (i) the agreement or commitment to make any payment or distribution permitted under the Indenture or the payment or distribution so agreed or committed to be made as long as such payment or distribution is made on the date of such agreement or commitment or within 60 days thereof, provided, however, that on the date of such agreement or commitment such payment would comply with the foregoing provisions, it being understood that the agreement or commitment to make such payment or distribution shall constitute Permitted Indebtedness, (ii) the retirement of any Equity Interests of the Company or subordinated Indebtedness of the Company by conversion into, or by or in exchange for, Equity Interests (other than Disqualified Equity Interests), or out of, the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Equity Interests of the Company (other than Disqualified Equity Interests), (iii) the redemption or retirement of Indebtedness of the Company subordinated to the Notes in exchange for, by conversion into, or out of the Net Proceeds of, a substantially concurrent sale or incurrence of Indebtedness (other than any Indebtedness owed to a Subsidiary) of the Company that is contractually subordinated in right of payment to the Notes to at least the same extent as the subordinated Indebtedness being redeemed or retired, (iv) the retirement of any shares of Disqualified Equity Interests by conversion into, or by exchange for, shares of Disqualified Equity Interests, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Disqualified Equity Interests and (v) Prior Accrued Bonus Payments, provided, however, that the aggregate amount of all such payments made after the Issue Date does not exceed $2.7 million, provided, however, that in the case of the immediately preceding clauses (ii), (iii) and (v), no Default or Event of Default shall have occurred and be continuing at the time of such Restricted Payment or would occur as a result thereof.

  The Indenture provides that in determining the aggregate amount of Restricted Payments made subsequent to the Issue Date for purposes of subparagraph (c) above, amounts expended pursuant to clauses (i) and (ii) of the immediately preceding paragraph shall be included, but without duplication, in such calculation.

  The Indenture provides that for purposes of calculating the net proceeds received by the Company from the issuance or sale of its Equity Interests either upon the conversion of, or exchange for, Indebtedness of the Company or any Subsidiary, such amount will be deemed to be an amount equal to the difference of (a) the sum of (i) the principal amount or accreted value (whichever is less) of such Indebtedness on the date of such conversion or exchange and (ii) the additional cash consideration, if any, received by the Company upon such conversion or exchange, less any payment on account of fractional shares, minus (b) all expenses incurred in connection with such issuance or sale. In addition, for purposes of calculating the net proceeds received by the Company from the issuance or sale of its Equity Interests upon the exercise of any options or warrants of the Company, such amount will be deemed to be an amount equal to the difference of (a) the additional cash consideration, if any, received by the Company upon such exercise, minus (b) all expenses incurred in connection with such issuance or sale.

  Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon the Company's latest available financial statements, and that no Default or Event of Default exists and is continuing and no Default or Event of Default will occur immediately after giving effect to such Restricted Payment.

 Limitation on Subsidiaries and Unrestricted Subsidiaries

  The Indenture provides that the Company may designate any Subsidiary (including a newly acquired or a newly formed Subsidiary) to be an Unrestricted Subsidiary and that for purposes of the covenant described under "Limitation on Restricted Payments" above, (i) an "Investment" shall be deemed to have been made at the time any Subsidiary is designated as an Unrestricted Subsidiary in an amount (proportionate to the Company's percentage Equity Interest in such Subsidiary) equal to the net worth of such Subsidiary at the time that such Subsidiary is designated as an Unrestricted Subsidiary; (ii) at any date the aggregate of all Restricted Payments made as Investments since the Issue Date shall exclude and be reduced by an amount (proportionate to the Company's percentage Equity Interest in such Subsidiary) equal to the net worth of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Subsidiary, not to exceed, in the case of any such redesignation of an Unrestricted Subsidiary as a Subsidiary, the amount of Investments previously made by the Company and its Subsidiaries in such Unrestricted Subsidiary (in each case (i) and (ii) "net worth" to be calculated based upon the fair market value of the assets of such Subsidiary as of any such date of designation); and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

  The Indenture provides that notwithstanding the foregoing, the Board of Directors of the Company may not designate any Subsidiary of the Company to be an Unrestricted Subsidiary if, after such designation, (a) the Company or any Subsidiary of the Company (i) provides credit support for, or a guarantee of, any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) or (ii) is directly or indirectly liable for any Indebtedness of such Subsidiary, (b) a default with respect to any Indebtedness of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Subsidiary of the Company to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity or (c) such Subsidiary owns any Equity Interests in, or owns or holds any Lien on any property of, any Subsidiary which is not a Subsidiary of the Subsidiary to be so designated.

 Limitations on Investments

  The Company will not, and will not permit any of its Subsidiaries to, make any Investment except (i) a Permitted Investment or (ii) an Investment that is made in compliance with the covenant described under "Limitation on Restricted Payments."

 Limitations on Liens

  The Company will not, and will not permit any of its Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) upon any property or asset of the Company or any Subsidiary whether owned on the Issue Date or acquired after the Issue Date or on any shares of stock or debt of any Subsidiary which owns property or assets, now owned or hereafter acquired or on any income or profits therefrom, or assign or otherwise convey any right to receive income or profits thereon.

 Limitation on Transactions with Affiliates

  The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (including entities in which the Company or any Subsidiary thereof owns a minority interest) or holder of 10% or more of an Issuer's Equity Interests (each such transaction, an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless (i) such Affiliate Transaction is solely between or among the Company and its Wholly-Owned Subsidiaries; (ii) such Affiliate Transaction is solely between or among Wholly-Owned Subsidiaries of the Company; (iii) such Affiliate Transaction is for reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary thereof as determined in good faith by the Board of Directors or senior management of the Company or of such Subsidiary, as the case may be; or
(iv) the terms of such Affiliate Transaction are fair and reasonable to the Company or such Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by the Company or such Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. In any Affiliate Transaction involving an amount or having a value in excess of $250,000 in any one year which is not permitted under clause (i) or
(ii) above, the Company or such Subsidiary, as the case may be, must obtain a resolution of its Board of Directors certifying that such Affiliate Transaction complies with clause (iv) above. In transactions with a value in excess of $2.5 million which are not permitted under clause (i) or (ii) above, the Company or such Subsidiary, as the case may be, must obtain a written opinion as to the fairness of such a transaction, from a financial point of view, from an Independent Financial Advisor.

  The foregoing provisions will not apply to (i) the payment of reasonable annual compensation to directors or executive officers of the Issuers, (ii) payments to Stephen Adams pursuant to the employment agreement by and between the Company and Stephen Adams as in effect on the Issue Date and (iii) Restricted Payments made in compliance with the covenant described under "Limitation on Restricted Payments."

 Limitation on Certain Asset Sales

  The Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (i) the Company or such Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined for Asset Sales other than eminent domain, condemnation or similar governmental proceedings in good faith by its Board of Directors); and (ii) either (A) not less than 85% of the consideration received by the Company or the Subsidiary, as the case may be, from such Asset Sale is in the form of cash or cash equivalents (those equivalents allowed under "Temporary Cash Investments") or
(B) after giving effect to such Asset Sale, the Company and its Subsidiaries hold in the aggregate no more than $2.5 million of Asset Sale Proceeds that are in a form other than cash or cash equivalents; and (iii) the Asset Sale Proceeds received by the Company or such Subsidiary are applied, to the extent the Company elects, (A) to repay and permanently reduce outstanding Permitted Secured Indebtedness and to permanently reduce the commitments in respect thereof, provided, however, that such repayment and commitment reduction occurs within 270 days following the receipt of such Asset Sale Proceeds or
(B) to an investment in assets (including Equity Interests or other securities purchased in connection with the acquisition of Equity Interests or property of another person) used or useful in businesses similar or ancillary to the business of the Company or such Subsidiary as conducted at the time of such Asset Sale, provided, however, that such investment occurs or the Company or such Subsidiary enters into contractual commitments to make such investment, subject only to customary conditions (other than the obtaining of financing), on or prior to the 180th day following receipt of such Asset Sale Proceeds (the "Reinvestment Date") and Asset Sale Proceeds contractually committed are so applied within 270 days following the receipt of such Asset Sale Proceeds. Any Asset Sale Proceeds that are not applied as permitted by clause (iii) of the preceding sentence shall constitute "Excess Proceeds." If at any time the aggregate amount of Excess Proceeds exceeds $3 million, the Issuers shall offer (an "Excess Proceeds Offer") to purchase from all holders of Notes, pursuant to procedures set forth in the Indenture, the maximum principal amount of Notes that may be purchased with such Excess Proceeds at a purchase price in cash equal to 100% of the principal amount thereof plus accrued interest, if any, to the date of the purchase. To the extent that the aggregate amount of Notes tendered pursuant to such Excess Proceeds Offer is less than the amount of Excess Proceeds, the Company may use such portion of the Excess Proceeds that is not used to purchase Notes so tendered for general partnership purposes. If the aggregate principal amount of Notes tendered pursuant to such Excess Proceeds Offer is more than the amount of the Excess Proceeds, the Notes tendered will be repurchased on a pro rata basis or by such other method as the Trustee shall deem fair and appropriate. Upon the closing of any repurchase of Notes tendered pursuant to such Excess Proceeds Offer, the amount of Excess Proceeds shall be deemed to be zero.

  If the Issuers are required to make an Excess Proceeds Offer, the Issuers shall mail, within 30 days following the Reinvestment Date, a notice to the holders of the Notes stating, among other things: (1) that such holders have the right to require the Issuers to apply the Excess Proceeds to repurchase such Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase; (2) the purchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed; (3) the instructions, determined by the Issuers, that each holder of Notes must follow in order to have such Notes repurchased; and (4) the calculations used in determining the amount of Excess Proceeds to be applied to the repurchase of such Notes.

  In the event of the transfer of substantially all (but not all) of the assets of the Company or any Subsidiary of the Company or substantially all (but not all) of the assets of any division or line of business of the Company or any Subsidiary of the Company as an entirety to a Person in a transaction permitted under "--Mergers, Consolidations and Sales of Assets," the successor corporation shall be deemed to have sold the assets of the Company, the Subsidiary or the division or line of business, as the case may be, not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such assets of the Company, the Subsidiary or the division or line of business, as the case may be, deemed to be sold shall be deemed to be Asset Sale Proceeds for purposes of this covenant.

  Any Excess Proceeds Offer will be made in substantially the same manner as a Change of Control Offer. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable to an Excess Proceeds Offer.

 Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

  The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any of its Subsidiaries to (a) pay dividends or make any other distributions to the Company or any Subsidiary on its Equity Interests, (b) pay any Indebtedness owed to the Company or any Subsidiary, (c) make loans or advances to the Company or any Subsidiary thereof or (d) transfer any of its properties or assets to the Company or any Subsidiary thereof, except, in each case, for such encumbrances or restrictions existing under or contemplated by or by reason of (i) the Notes or the Indenture, (ii) any restrictions existing under or contemplated by agreements in effect on the Issue Date, including, without limitation, restrictions under the New Credit Facility as in effect on the Issue Date and comparable provisions in the agreements evidencing any other Permitted Secured Indebtedness, (iii) any restrictions, with respect to a Subsidiary of the Company that is not a Subsidiary of the Company on the Issue Date, in existence at the time such Person becomes a Subsidiary of the

Company (but not created in contemplation of such Person becoming a Subsidiary of the Company and which encumbrance or restriction is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired) and (iv) any restrictions existing under any agreement that refinances or replaces an agreement containing a restriction permitted by clause (i), (ii) or (iii) above, provided, however, that the terms and conditions of any such restrictions are not materially less favorable in the aggregate to the holders of the Notes than those under or pursuant to the agreement being replaced or the agreement evidencing the Indebtedness refinanced or replaced.

 Limitation on Equity Interests of Subsidiaries

  The Company will at all times own 100% of the Equity Interests of its Subsidiaries. The Company will not (i) sell, pledge, hypothecate or otherwise convey or dispose of any Equity Interests of a Subsidiary (other than pursuant to an agreement evidencing Permitted Secured Indebtedness or a successor facility or to the Company or a Wholly-Owned Subsidiary of the Company) or
(ii) permit any of its Subsidiaries to issue any Equity Interests, other than to the Company or a Subsidiary of the Company. The foregoing restrictions shall not apply to an Asset Sale made in compliance with the covenant described under "Limitation on Certain Asset Sales" or the issuance of Preferred Equity Interests in compliance with the covenant described under "Limitation on Additional Indebtedness."

 Limitation on Creation of Subsidiaries

  The Company will not create or acquire, nor permit any of its Subsidiaries to create or acquire, any Subsidiary other than (i) a Wholly-Owned Subsidiary existing as of the Issue Date, (ii) a Wholly-Owned Subsidiary that is acquired or created after the date hereof or (iii) an Unrestricted Subsidiary.

 Limitation on Sale and Lease-Back Transactions

  The Company will not, and will not permit any of its Subsidiaries to, enter into any Sale and Lease-Back Transaction unless (i) the consideration received in such Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold and (ii) immediately prior to and after giving effect to the Attributable Indebtedness in respect of such Sale and Lease-Back Transaction, the Company could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "Limitation on Additional Indebtedness."

 Payments for Consent

  None of the Issuers or any of their Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

 Line of Business

  The Company will not, and will not permit any of its Subsidiaries to, engage in any business other than the owning, operating or managing of outdoor advertising businesses or out-of-home media businesses and related or ancillary activities.

CHANGE OF CONTROL OFFER

  Within 30 days of the occurrence of a Change of Control, the Issuers shall notify the Trustee in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer") the outstanding Notes at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the Change of Control Payment Date (as hereinafter defined) (such applicable purchase price being hereinafter referred to as the "Change of Control Purchase Price") in accordance with the procedures set forth in this covenant.

  Within 30 days of the occurrence of a Change of Control, the Issuers also shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) send by first-class mail, postage prepaid, to the Trustee and to each holder of the Notes, at the address appearing in the register maintained by the Registrar of the Notes, a notice stating:

    (1) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth herein;

    (2) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 20 business days from the date such notice is mailed (the "Change of Control Payment Date"));

    (3) that any Note not tendered will continue to accrue interest;

    (4) that, unless the Issuers default in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

    (5) that holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

    (6) that holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased;

    (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, provided that each Note purchased and each such new
  Note issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof;

    (8) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

    (9) the name and address of the Paying Agent.

  On the Change of Control Payment Date, the Issuers shall, to the extent lawful, (i) accept for payment all Notes or portions thereof or beneficial interests under a Global Note tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof or beneficial interests, so tendered and (iii) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Issuers. The Paying Agent shall promptly (1) mail to each holder of Notes so accepted and (2) cause to be credited to the respective accounts of the Holders under a Global Note of beneficial interests so accepted payment in an amount equal to the Change of Control Purchase Price for such Notes, and the Issuers shall execute and issue, and the Trustee shall promptly authenticate and mail to such holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered and shall issue a new Global Note equal in principal amount to any unpurchased portion of beneficial interest so surrendered; provided, however, that each such new Note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof.

  The Indenture requires that if the New Credit Facility is in effect, or any other Permitted Secured Indebtedness is outstanding, at the time of the occurrence of a Change of Control, prior to the mailing of the notice to holders described in the preceding paragraphs, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full all obligations and terminate all commitments under such Permitted Secured Indebtedness or offer to repay in full all obligations and terminate all commitments under such Permitted Secured Indebtedness of each lender who has accepted such offer or
(ii) obtain the requisite consent under such Permitted Secured Indebtedness to permit the repurchase of the Notes as described above. The Company must first comply with the covenant described in the preceding sentence before it shall be required to purchase Notes in the event of a Change of Control, provided, however, that the Company's failure to comply with the covenant described in the preceding sentence constitutes an Event of Default described in clause
(iii) under "Events of Default" below. As a result of the foregoing a holder of the Notes may not be able to compel the Issuers to purchase the Notes unless the Company is able at the time to refinance all of the New Credit Facility or obtain requisite consents under the New Credit Facility. Failure by the Issuers to make a Change of Control Offer when required by the Indenture constitutes an Event of Default under the Indenture.
  The Indenture provides that, (A) if the Company or any Subsidiary thereof has issued any outstanding (i) Indebtedness that is subordinated in right of payment to the Notes or (ii) Preferred Equity Interests, and the Company or such Subsidiary is required to make a Change of Control Offer or to make a distribution with respect to such subordinated Indebtedness or Preferred Equity Interests in the event of a change of control, the Company and such Subsidiary shall not consummate any such offer or distribution with respect to such subordinated Indebtedness or Preferred Equity Interests until such time as the Issuers shall have paid the Change of Control Purchase Price in full to the holders of Notes that have accepted the Issuers' Change of Control Offer and shall otherwise have consummated the Change of Control Offer made to holders of the Notes and (B) the Company will not issue Indebtedness that is subordinated in right of payment to the Notes or Preferred Equity Interests with change of control provisions requiring the payment of such Indebtedness or Preferred Equity Interests prior to the payment of the Notes in the event of a Change in Control under the Indenture.


  In the event that a Change of Control occurs and the holders of Notes exercise their right to require the Issuers to purchase Notes, if such purchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act at that time, the Issuers will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.

  The Issuers' ability to purchase the Notes will be limited by the Company's then available financial resources and, if such financial resources are insufficient, their ability to arrange financing to effect such purchases. There can be no assurance that the Issuers will have sufficient funds to repurchase the Notes upon a Change of Control or that the Issuers will be able to arrange financing for such purpose.
RELEASE FROM LIABILITY

  The Indenture provides that the Notes are being issued solely by the Issuers, and none of the Issuers' respective directors, officers, partners, stockholders, employees or affiliates will be an obligor under the Notes, and that, except as to Stephen Adams, such persons shall not have any liability for any obligations of the Issuers under the Notes or the Indenture or any claim based on, in respect of or by reason of such obligations, and that by accepting the Notes, each holder of Notes waives and releases all such liability, which waiver and release are part of the consideration for the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy. Although Stephen Adams, in his capacity as a general partner of the Company, is personally liable in respect of indebtedness of the Company, including the Notes, the Indenture specifically limits his recourse liability and that of any other individual general partner of the Company. In addition, Mr. Adams' assets consist in large part of illiquid investments in privately-held companies, including his interest in the Company which represents one of his significant assets. Accordingly, no assurance can be given that the Trustee and the holders of the Notes would be able to realize on any such possible recourse liability of Mr. Adams.

  The terms of the Indenture will provide that the Trustee and holders of the Notes will only have recourse against Stephen Adams, an individual general partner of the Company, to the extent that the aggregate proceeds available for payment to creditors of the Company from a liquidation of all assets of the Issuers are less than the lesser of (i) $40.0 million and (ii) the aggregate amount owed by the Company to such creditors at the time of such liquidation. The Trustee and the holders of the Notes will have no recourse against any of the Issuers' partners or affiliates with respect to the Notes or the Indenture except as indicated in the preceding sentence.

MERGER, CONSOLIDATION OR SALE OF ASSETS

  The Company will not and will not permit any of its Subsidiaries to consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any Person unless: (i) the Company or such Subsidiary, as the case may be, shall be the continuing Person, or the Person (if other than the Company or such Subsidiary) formed by such consolidation or into which the Company or such Subsidiary, as the case may be, is merged or to which the properties and assets of the Company or such Subsidiary, as the case may be, are transferred shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company or such Subsidiary, as the case may be, under the Notes and the Indenture, and the obligations under the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis the Company or such Person could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "Limitation on Additional Indebtedness"; and (iv) immediately thereafter, the Company, such Subsidiary or the other surviving entity, as the case may be, shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company or such Subsidiary, as the case may be, immediately prior to such transaction.

  In connection with any consolidation, merger or transfer of assets contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

EVENTS OF DEFAULT

  The following events are defined in the Indenture as "Events of Default":

    (i) default in payment of any principal of, or premium, if any, on the Notes when such principal becomes due and payable;

    (ii) default for 30 days in the payment of any interest on the Notes after such interest becomes due and payable;

    (iii) the failure of the Issuers to comply with any of the terms or provisions of "--Change of Control Offer" or "--Limitation on Certain Asset Sales";

    (iv) default by the Issuers in the observance or performance of any other provision in the Notes or the Indenture for 30 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding;

    (v) failure to pay when due principal, interest or premium in an aggregate amount of $3 million or more with respect to any Indebtedness of the Company or any Subsidiary thereof, or the acceleration prior to its express maturity of any such Indebtedness aggregating $3 million or more;

    (vi) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $3 million (which are not paid or covered by third party insurance by financially sound insurers that have not disclaimed coverage) shall be rendered against the Company or any Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

    (vii) certain events involving bankruptcy, insolvency or reorganization of either of the Issuers or any Subsidiary of the Company.

  The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on the Notes or that resulted from the failure of the Issuers to comply with the provisions of "--Change of Control Offer" or "--Limitation on Certain Asset Sales") if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

  The Indenture provides that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued interest to the date of acceleration, provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, the principal, premium and interest amount with respect to all of the Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or the holders of the Notes.

  The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

  No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, and unless the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted on such Note on or after the respective due dates expressed in such Note.

DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides that the Issuers may elect either (a) to defease and be discharged from any and all obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("defeasance") or (b) to be released from their obligations with respect to the Notes under certain covenants contained in the Indenture and described above under "Covenants" ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things, the Issuers have delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) (i) to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and (ii) describing either a private ruling concerning the Notes or a published ruling of the Internal Revenue Service, to the effect that holders of the Notes or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

MODIFICATION OF INDENTURE

  From time to time, the Issuers and the Trustee may, without the consent of holders of the Notes, modify, amend, waive or supplement the provisions of the Indenture or the Notes for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not materially and adversely affect the rights of any holder. The Indenture contains provisions permitting the Issuers and the Trustee, with the consent of holders of at least a majority in principal amount of the outstanding Notes, to modify, amend, waive or supplement the Indenture or the Notes, except that no such modification shall, without the consent of each holder affected thereby, (i) reduce the amount of Notes whose holders must consent to an amendment, supplement, or waiver to the Indenture or the Notes,
(ii) reduce the rate of or change the time for payment of interest on any Note, (iii) reduce the principal of or premium on or change the stated maturity of any Note, (iv) make any Note payable in money other than that stated in the Note or change the place of payment from New York, New York, (v) change the amount or time of any payment required by the Notes or reduce the premium payable upon any redemption of Notes, or change the time before which no such redemption may be made, (vi) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any Note,
(vii) subordinate in right of payment, or otherwise subordinate, the Notes to any other Indebtedness or obligation of the Issuers, (viii) amend, alter, change or modify the obligation of the Issuers to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Excess Proceeds Offer or waive any Default in the performance of any such offers or modify any of the provisions or definitions with respect to any such offers or (ix) take any other action otherwise prohibited by the Indenture to be taken without the consent of each holder affected thereby.

REPORTS TO HOLDERS

  So long as any of the Notes are outstanding, whether or not the Issuers are required to be subject to Section 13(a) or 15(d) of the Exchange Act, the Issuers will furnish the information required thereby to the Commission, the holders of the Notes and to the Trustee. The Indenture provides that even if the Issuers are entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the Notes, they will nonetheless continue to furnish such information to the Commission, the holders of the Notes and the Trustee.

COMPLIANCE CERTIFICATE

  The Issuers will deliver to the Trustee on or before 120 days after the end of the Issuers' fiscal year and on or before 50 days after the end of each of the first, second and third fiscal quarters in each year an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default and its status.

THE TRUSTEE

  The Trustee under the Indenture will be the Registrar and Paying Agent with regard to the Notes. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

TRANSFER AND EXCHANGE

  Holders of the Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar under such Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indentures. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before selection of the Notes to be redeemed.

  The registered holder of a Note may be treated as the owner of it for all purposes.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness of a Person (including a Subsidiary) existing at the time such Person becomes a Subsidiary or assumed in connection with the acquisition of assets from such Person.

  "Affiliate" of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

  "Asset Sale" means the direct or indirect sale, transfer, issuance, conveyance, lease (other than operating leases entered into in the ordinary course of business pursuant to ordinary business terms), assignment or other disposition for value (including, without limitation, by eminent domain, condemnation or similar governmental proceeding) or any merger or consolidation of any Subsidiary of the Company with or into another Person (other than the Company or any Wholly-Owned Subsidiary of the Company) whereby such Subsidiary shall cease to be a Wholly-Owned Subsidiary in any single transaction or series of related transactions (separate eminent domain, condemnation or similar governmental proceedings to each be considered a single transaction but not to be considered together as a series of related transactions) involving property or assets with a fair market value in excess of $250,000 of (a) any Equity Interest in any Subsidiary, (b) real property owned by the Company or any Subsidiary thereof, or a division, line of business or comparable business segment of the Company or any Subsidiary thereof or (c) other property, assets or rights of the Company, any Subsidiary thereof or any division or line of business of the Company or any Subsidiary thereof, provided, however, that Asset Sales shall not include (i) sales, leases, conveyances, transfers or other dispositions to the Company or to a Subsidiary thereof or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a Wholly-Owned Subsidiary of the Company, (ii) transactions complying with "-- Merger, Consolidation or Sale of Assets" above (except as otherwise provided in the penultimate paragraph set forth under "--Limitation on Certain Asset Sales" above), (iii) sales, transfers, issuances, conveyances, leases, assignments or other dispositions for value to the Company or any Wholly-Owned Subsidiary of the Company, (iv) transfers or other distributions of assets which constitute (1) Permitted Investments or (2) Restricted Payments made in compliance with the covenant described under "Limitation on Restricted Payments" and (v) the exchange of property or assets of the Company or a Subsidiary of the Company for similar assets constituting one or more outdoor advertising properties owned by another Person.

  "Asset Sale Proceeds" means, with respect to any Asset Sale, (i) cash received by the Company or any Subsidiary thereof from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after (a) provision for all income or other taxes measured by or resulting from such Asset Sale (calculated as provided in "Permitted Tax Distributions"), (b) payment of all brokerage commissions, underwriting and other fees and expenses related to such Asset Sale, (c) provision for minority interest holders in any Subsidiary as a result of such Asset Sale, (d) payments made to retire Indebtedness secured by the assets subject to such Asset Sale and (e) deduction of appropriate amounts to be provided by the Company or a Subsidiary thereof as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Subsidiary thereof after such Asset Sale, including, without limitation, pension and other post employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, and (ii) promissory notes and other noncash consideration received by the Company or any Subsidiary thereof from such Asset Sale or other disposition upon the liquidation or conversion of such notes or noncash consideration into cash.

  "Attributable Indebtedness" under the Indenture in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the greater of
(i) the fair value of the property subject to such arrangement (as determined in good faith by the Board of Directors) and (ii) the present value of the notes (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

  "Board of Directors" means, as to any Person, the board of directors or any duly authorized committee thereof of such Person or, if such Person is a partnership, of the managing general partner of such Person.

  "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

  A "Change of Control" will be deemed to have occurred at such time as (i) the Permitted Holders, individually or in the aggregate, shall cease to beneficially own (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act), directly or indirectly, 50.1% or more of the Common Equity Interests of the Company or of the Managing General Partner and any Person (including a Person's Affiliates and associates), other than a Permitted Holder, beneficially owns (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act), directly or indirectly, 35% or more of the Common Equity Interests of the Company or of the Managing General Partner, (ii) there shall be consummated any consolidation or merger of the Company or the Managing General Partner in which the Company or the Managing General Partner, as the case may be, is not the continuing or surviving corporation or pursuant to which the Common Equity Interests of the Company or the Managing General Partner, as the case may be, would be converted into cash, securities or other property, other than a merger or consolidation of the Company or the Managing General Partner in which the holders of the Common Equity Interests of the Company or the Managing General Partner, as the case may be, outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Common Equity Interests of the surviving corporation immediately after such consolidation or merger, (iii) there is a sale, lease or transfer of all or substantially all of the assets of the Company or the Managing General Partner to any Person or group (as such term is defined in Section 13(d)(3) of the Exchange Act), other than a Permitted Holder, (iv) the shareholders of the Managing General Partner or the partners of the Company shall approve any plan or proposal for the liquidation or dissolution of the Managing General Partner or the Company, as the case may be, (v) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Managing General Partner (together with any new directors whose election by such Board of Directors has been approved by 66 2/3% of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors of the Managing General Partner or (vi) any Person is admitted as a general partner of the Company after which the Managing General Partner does not have the responsibility to take all of the actions to the same extent it is entitled or required to take under the Partnership Agreement of the Company as in effect on the Issue Date.

  "Common Equity Interests" of any Person means all Equity Interests of such Person that are generally entitled to (i) vote in the election of directors of such Person or (ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

  "Consolidated Interest Expense" means, with respect to any Person, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Subsidiaries on a consolidated basis, imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense (other than interest amortized to cost of sales)) plus, without duplication, all net capitalized interest for such period and all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person, plus the amount of all dividends or distributions paid on Disqualified Equity Interests (other than dividends paid or payable in Equity Interests).

  "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, plus the amount of any dividends or distributions received by such Person from Unrestricted Subsidiaries, provided, however, that (a) the Net Income of any Person (the "other Person") in which the Person in question or any of its Subsidiaries has less than a 100% interest (which interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with GAAP) shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or the Subsidiary, (b) the Net Income of any Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the Notes or the Indenture) shall be excluded to the extent such restriction or limitation would prevent such Subsidiary from being able to pay dividends or make other distributions out of its Net Income, (c)(i) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded, (d) extraordinary gains and losses (including any related tax effects on the Company) shall be excluded, (e) the net income of any Subsidiary to the extent of any restrictions or encumbrances on its ability to distribute such net income to such Person shall be excluded and (f) the amount of any Permitted Tax Distributions shall be excluded. Consolidated Net Income shall be calculated without deducting therefrom any accruals made for Phantom Compensation.

  "Consolidated Net Worth" with respect to any Person means the equity of the holders of Equity Interests of such Person and its Subsidiaries (excluding any Disqualified Equity Interests), as reflected in a balance sheet of such Person determined on a consolidated basis and in accordance with GAAP.

  "Consolidated Total Assets" means, with respect to any Person at any date of determination, the aggregate amount of assets of such Person and its Subsidiaries at such date (less applicable depreciation, amortization and other valuation reserves) as determined on a consolidated basis in accordance with GAAP and as set forth or reflected in the Person's most recent consolidated balance sheet.

  "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

  "Disqualified Equity Interests" means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness. Without limitation of the foregoing, Disqualified Equity Interests shall be deemed to include (i) any Preferred Equity Interests of a Subsidiary of the Company and (ii) any Preferred Equity Interests of the Company, with respect to either of which, under the terms of such Preferred Equity Interests, by agreement or otherwise, such Subsidiary or the Company is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Notes, provided, however, that Preferred Equity Interests of the Company or any Subsidiary thereof that is issued with the benefit of provisions requiring a change of control offer to be made for such Preferred Equity Interests in the event of a change of control of the Company or such Subsidiary, which provisions have substantially the same effect as the provisions of the Indenture described under "Change of Control," shall not be deemed to be Disqualified Equity Interests solely by virtue of such provisions.

  "EBITDA" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Net Income, (ii) Consolidated Interest Expense, (iii) provision for taxes based on income or profits of such Person for such period, (iv) depreciation, (v) amortization, (vi) Phantom Compensation, (vii) the amount of any Permitted Tax Distributions and
(viii) any other non-cash charges to the extent deducted from Consolidated Net Income (including non-cash expenses recognized in accordance with Financial Accounting Standards Bulletin Number 106 but excluding any non-cash charge to the extent that it requires an accrual of or a reserve for cash disbursements for any future period), in each case to the extent deducted from Consolidated Net Income for the period as to which the computation of EBITDA is made, all as determined in accordance with GAAP.

  "Equity Interests" means, with respect to any Person, any and all shares or other equivalents (however designated) of capital stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person or any option, warrant or other security convertible into or exchangeable for any of the foregoing.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "fair market value" or "fair value" means, with respect to any assets or property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a fully informed, willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction, all as determined by a majority of the Board of Directors acting in good faith, such determination to be evidenced by a board resolution delivered to the Trustee. No such determination need be supported by an appraisal or expert opinion.

  "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

  "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become, directly or indirectly, liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such person (and "incurrence," "incurred," "incurable," and "incurring" shall have meanings correlative to the foregoing), provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

  "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capitalized Lease Obligations, (ii) obligations secured by a lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed, (iii) all Indebtedness of others of the type described in the other clauses of this definition (including all dividends of other Persons) the payment of which is guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds (whether or not such items would appear upon the balance sheet of the guarantor), (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (v) in the case of the Company, Disqualified Equity Interests of the Company or any Subsidiary thereof, and (vi) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with
GAAP). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided, however, that (i) the amount outstanding at any time of any Indebtedness issued with original issue discount, including the Notes, is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, (ii) Indebtedness shall not include any liability for federal, state, local or other taxes, and (iii) Indebtedness shall not include obligations for Phantom Compensation or Prior Accrued Bonus Payments. Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business shall not be deemed to be "Indebtedness" of the Issuers or any Subsidiaries for purposes of this definition. Furthermore, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

  "Independent Financial Advisor" means an accounting, appraisal, investment banking or consulting firm of nationally recognized standing that is, in the reasonable and good faith judgment of the Board of Directors of the Company, qualified to perform the task for which such firm has been engaged and disinterested and independent with respect to the Company and its Affiliates.

  "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

  "Investments" means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business, including accounts receivable arising in the ordinary course of business and acquired as a part of the assets acquired by the Company in connection with an acquisition of assets which is otherwise permitted by the terms of the Indenture), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or stock or other evidence of beneficial ownership of, any Person, the guarantee or assumption of the Indebtedness of any other Person (except for an assumption of Indebtedness for which the assuming Person receives consideration with a fair market value at least equal to the principal amount of the Indebtedness assumed), the designation of a Subsidiary as an Unrestricted Subsidiary or the making of any investment in any Person and all other items that would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

  "Issue Date" means March 12, 1996.

  "Lien" means with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

  "Managing General Partner" means Adams Outdoor Advertising, Inc., a Minnesota corporation.

  "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP.

  "Net Investments" means the excess of (i) the aggregate of all Investments made by the Company or a Subsidiary thereof on or after the Issue Date (in the case of an Investment made other than in cash, the amount shall be the fair market value of such Investment as determined in good faith by the Board of Directors of the Company) over (ii) the sum of (A) the aggregate amount returned in cash on such Investments whether through interest payments, principal payments, dividends or other distributions and
(B) the net cash proceeds received by the Company or such Subsidiary from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company), provided, however, that with respect to all Investments made in Unrestricted Subsidiaries the sum of clauses (A) and (B) above with respect to such Investments shall not exceed the aggregate amount of all Investments made in all Unrestricted Subsidiaries.

  "Net Proceeds" means (a) in the case of any sale of Equity Interests by the Issuers, the aggregate net proceeds received by the Company, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the Board of Directors of the Company, at the time of receipt) and (b) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into Equity Interests of the Company which are not Disqualified Equity Interests, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to the Company upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by the Company in connection therewith).

  "New Credit Facility" means the credit facility by and among the Company, the Managing General Partner, as guarantor, Canadian Imperial Bank of Commerce as administrative agent and collateral agent and the lenders listed therein, as the same may be amended, modified, replaced, renewed, refunded or refinanced from time to time.

  "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer, the President or any Vice President and the Chief Financial Officer or any Treasurer of such Person (or, in the case of a Person that is a partnership, of a general partner of such Person in such capacity) that shall comply with applicable provisions of the Indenture.

  "Permitted Holders" means Stephen Adams, his spouse and lineal descendants and trusts for the exclusive benefit of any of the foregoing persons.

  "Permitted Indebtedness" means:

    (i) Indebtedness (plus interest, premium, fees and other obligations associated therewith) of the Company or any Subsidiary thereof arising under or in connection with Permitted Secured Indebtedness;

    (ii) Indebtedness under the Notes;

    (iii) Indebtedness not covered by any other clause of this definition which is outstanding on the date of the Indenture;

    (iv) Interest Rate Agreements;

    (v) Additional Indebtedness of the Company, including Indebtedness incurred in connection with or arising out of Capitalized Lease
  Obligations, in an aggregate principal amount outstanding at any time not to exceed $1 million;

    (vii) Indebtedness of a Subsidiary issued to and held by the Company or a Wholly-Owned Subsidiary or Indebtedness of the Company to a Wholly-Owned Subsidiary in respect of intercompany advances or transactions; and

    (vi) Refinancing Indebtedness.

  "Permitted Investments" means, for any Person, Investments made on or after the date of the Indenture consisting of:

    (i) Temporary Cash Investments;

    (ii) (A) Investments in the Company or a Wholly-Owned Subsidiary of the Company, (B) Investments in any Person, if (1) as a result of such Investment (y) such Person becomes a Wholly-Owned Subsidiary of the Company or (z) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly-Owned Subsidiary thereof and (2) after giving effect to such Investment the Company is in compliance with the covenant described under "Line of Business" above and (C) Net Investments in any Person, provided, however, that the aggregate amount of all such Net Investments made pursuant to this clause (C) shall not exceed $3 million at any one time outstanding;

    (iii) Investments represented by accounts receivable created or acquired in the ordinary course of business;

    (iv) Advances to employees in the ordinary course of business not to exceed an aggregate of $100,000 outstanding at any one time;

    (v) Investments under or pursuant to Interest Rate Agreements;

    (vi) Investments in the Notes; and

    (vii) Investments existing on the Issue Date.

  "Permitted Liens" means, without duplication, (i) Liens existing on the date of the Indenture, (ii) Liens in favor of the Company or any Subsidiary thereof, (iii) Liens on property of a Person existing at the time such Person is acquired by, merged into or consolidated with the Company or any Subsidiary thereof, provided, however, that such Liens (a) were not created in anticipation of such acquisition, merger or consolidation and (b) are not applicable to any other property of the Company or any of the other Subsidiaries of the Company, (iv) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, provided, however, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor,
(v) landlords', carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts which are not yet delinquent or are being contested in good faith by appropriate proceedings, (vi) pledges or deposits made in the ordinary course of business in connection with (a) leases, performance bonds and similar obligations, (b) workers' compensation, unemployment insurance and other social security legislation, or (c) securing the performance of surety bonds and appeal bonds required (1) in the ordinary course of business or in connection with the enforcement of rights or claims of the Company or a Subsidiary thereof or (2) in connection with judgments that do not give rise to an Event of Default and which do not exceed $3 million in the aggregate,
(vii) easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar encumbrances which, in the aggregate, do not materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Company or any Subsidiary thereof, (viii) Liens on property or assets of, or any Equity Interests of or secured debt of, any Person existing at the time such Person becomes a Subsidiary of the Company or at the time such Person is merged into the Company or any Subsidiary thereof, provided, however, that such Liens are not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company or merging into the Company or any of its Subsidiaries, (ix) Liens in favor of the Company or any of its Subsidiaries, (x) Liens to secure Purchase Money Indebtedness that is otherwise permitted under the Indenture, provided, however, that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction) of such Property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs, and (c) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item, (xi) Liens securing Permitted Secured Indebtedness, (xii) Liens securing Capitalized Lease Obligations permitted to be incurred under clause (v) of the definition of "Permitted Indebtedness," provided, however, that such Lien does not extend to any property other than that subject to the underlying lease, (xiii) Liens pursuant to leases and subleases of real property which do not interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries and which are made on customary and usual terms applicable to similar properties, (xiv) Liens securing reimbursement obligations under letters of credit, but only in or upon the goods the purchase of which were financed by such letters of credit and (xv) Liens securing Refinancing Indebtedness, provided, however, that such Liens extend only to the assets securing the Indebtedness being extended, refinancing, renewed or replaced, and such Indebtedness was previously secured by such assets and provided, further, the terms of such Liens are no less favorable to the holders of the Notes than the Liens being extended, refinanced, renewed or replaced.

  "Permitted Secured Indebtedness" means any Indebtedness (plus interest, premium, fees and other obligations associated therewith), and any refinancing, refunding, replacement, renewal or extension thereof, under (a) the New Credit Facility, and (b) agreements evidencing any other Indebtedness which is secured by assets of the Company, whether involving the same or any other lender or creditor or group of lenders or creditors as has provided the New Credit Facility, provided, however, that the aggregate amount of all such Indebtedness outstanding (or committed to be advanced under the agreements to which such Indebtedness relates) at any time shall not exceed $35 million.

  "Permitted Tax Distributions" means, for so long as the Company is a partnership or substantially similar pass-through entity for federal income tax purposes, distributions to the partners of the Company based on estimates of the amount of federal, state and local income taxes that the Company would be required to pay with respect to a fiscal year calculated as if, for the applicable fiscal year, the Company were treated as a "C corporation" incorporated under the laws of the State of Minnesota rather than as a partnership.

  "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

  "Phantom Compensation" means the compensation accrued after the Issue Date pursuant to Article II of the "phantom stock" agreements entered into, in writing, between the Company and certain of its employees or substitutions to or replacements of such article of such agreements, and any comparable subordinated incentive compensation agreement with its employees on the basis of the increase in value of the Company or a division or Subsidiary thereof.

  "Preferred Equity Interest" means any Equity Interest of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Equity Interests issued by such Person.

  "Prior Accrued Bonus Payments" means payments in respect of Phantom Compensation accrued prior to the Issue Date.

  "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

  "Public Equity Offering" means, with respect to any Person, a public offering by such Person of some or all of its Common Equity Interests other than Disqualified Equity Interests (however designated and whether voting or non-voting) and any and all rights, warrants or options to acquire such Equity Interests.

  "Purchase Money Indebtedness" means any Indebtedness incurred in the ordinary course of business by a Person to finance the cost (including the cost of construction) of an item of property, the principal amount of which Indebtedness does not exceed the sum of (i) 100% of such cost and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

  "Refinancing Indebtedness" means Indebtedness that refunds, refinances, renews, replaces or extends any Indebtedness of the Company outstanding on the Issue Date or other Indebtedness permitted to be incurred by the Issuers or the Subsidiaries pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that (i) the Refinancing Indebtedness is subordinated to the Notes to at least the same extent as the Indebtedness being refunded, refinanced or extended, if at all, (ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended, or
(b) after the maturity date of the Notes, (iii) has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the Indebtedness being refunded, refinanced or extended, (iv) such Refinancing Indebtedness is in an aggregate principal amount that is less than or equal to the aggregate principal or accreted amount (in the case of any Indebtedness issued with original issue discount, as such) then outstanding under the Indebtedness being refunded, refinanced or extended and (v) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended, except that the Company may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Wholly-Owned Subsidiary of the Company.

  "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on Equity Interests of the Company or any Subsidiary thereof or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of the Company or any Subsidiary thereof (other than (a) dividends or distributions payable solely in Equity Interests (other than Disqualified Equity Interests) or in options, warrants or other rights to purchase Equity Interests (other than Disqualified Equity Interests), (b) in the case of Subsidiaries of the Company, dividends or distributions payable to the Company or to a Wholly-Owned Subsidiary of the Company and (c) Permitted Tax Distributions), (ii) the purchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary thereof (other than Equity Interests owned by the Company or a Wholly-Owned Subsidiary, excluding Disqualified Equity Interests), (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Notes, (iv) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment, (v) forgiveness of any Indebtedness of an Affiliate of the Company to the Company or a Subsidiary thereof, (vi) cash payments in respect of Phantom Compensation and (vii) the payment of amounts to Stephen Adams (other than dividends or distributions otherwise permitted by the terms of the Indenture) to the extent the aggregate amount of such payments made in any one year exceeds the sum of (i) $200,000 and (ii) the cumulative effect of reasonable annual cost-of-living adjustments made from the Issue Date to the date of such payment. For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

  "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Subsidiary of the Company of any real or tangible personal property, which property (i) has been or is to be sold or transferred by the Company or such Subsidiary to such Person in contemplation of such leasing and (ii) would constitute an Asset Sale if such property had been sold in an outright sale thereof.

  "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with generally accepted accounting principles such entity is consolidated with the first-named Person for financial statement purposes. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company other than for purposes of the definition of Unrestricted Subsidiary, unless the Company shall have designated such Unrestricted Subsidiary as a "Subsidiary" by written notice to the Trustee. An Unrestricted Subsidiary may be designated as a Subsidiary at any time by the Company by written notice to the Trustee, provided, however, that (i) no Default or Event of Default shall have occurred and be continuing or would arise therefrom and (ii) if such Unrestricted Subsidiary is an obligor of any Indebtedness, any such designation shall be deemed to be an incurrence as of the date of such designation by the Company of such Indebtedness and immediately after giving effect to such designation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "Limitation on Additional Indebtedness."

  "Temporary Cash Investments" means (i) Investments in marketable, direct obligations issued or guaranteed by the United States of America, or of any governmental agency or political subdivision thereof, maturing within 365 days of the date of purchase; (ii) Investments in certificates of deposit issued by a bank organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits totaling more than $500 million and rated at least A by Standard & Poor's Corporation and A-2 by Moody's Investors Service, Inc., maturing within 365 days of purchase; or (iii) Investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds' assets in the Investments described in the preceding clauses (i) and
(ii).

  "Unrestricted Subsidiary" means, any Subsidiary of the Company which shall have been designated as an Unrestricted Subsidiary by the Company by written notice to the Trustee and any Subsidiary of an Unrestricted Subsidiary. A Subsidiary may be designated as an Unrestricted Subsidiary at any time by the Company by written notice to the Trustee, provided, however, that (i) no Default or Event of Default shall have occurred and be continuing or would arise therefrom, (ii) such designation is at that time permitted under the covenant described under "Limitation on Restricted Payments" and (iii) immediately after giving effect to such designation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "Limitation on Additional Indebtedness." An Unrestricted Subsidiary may be designated as a Subsidiary at a later date in the manner provided in the definition of "Subsidiary" above.

  "Wholly-Owned Subsidiary" means any Subsidiary, all of the outstanding voting securities (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.

BOOK-ENTRY; DELIVERY AND FORM

  The Old Notes were initially issued in the form of a Global Note (the "Original Global Note"). Except for New Notes issued to Non-Global Purchasers (as defined below), the New Notes will initially be issued in the form of one or more Global Notes (collectively, the "New Global Notes"). The Original Global Note was deposited on the date of closing of the sale of the Original Notes, and the New Global Notes will be deposited on the date of closing of the Exchange offer, with or on behalf of the Depositary and registered in the name of CEDE & Co., as nominee of the Depositary (such nominee being referred to herein as the "DTC Nominee").

  Notes that are (i) originally issued to or transferred to "institutional accredited investors" that are not "qualified institutional buyers," as defined in Rule 144A under the Securities Act (the "Non-Global Purchasers") or
(ii) issued as described below under "--Certificated Securities" will be issued in registered form, without interest coupons (the "Certificated Securities"). Upon the transfer to a qualified institutional buyer of Certificated Securities initially issued to a Non-Global Purchaser, such Certificated Securities will, unless the Global Notes have previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Notes representing the principal amount of Notes being transferred. "Global Notes" means the Original Global Notes or the New Global Notes as the case may be.

  DTC is (i) a limited purpose trust company organized under the banking laws of the State of New York (and is a "banking organization" within the meaning of such laws), (ii) a member of the Federal Reserve System, (iii) a "clearing corporation" within the meaning of the New York Uniform Commercial Code, as amended, and (iv) a "Clearing Agency" registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (the "participants") and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, commercial banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by each of the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the

National Association of Securities Dealers, Inc. Access to DTC's systems is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of the DTC only thorough the DTC's direct or indirect participants.

  Pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of participants in connection with the Notes with portions of the principal amount of the Global Notes and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's participants), the Depositary's participants and the Depository's indirect participants.

  So long as DTC's Nominee is the registered owner of the Global Notes, DTC or DTC's Nominee, as the case may be, is considered the sole owner and holder under the Indenture of the underlying Notes. Unless DTC notifies the Issuers that it is unwilling or unable to continue serving as depositary for such Notes, DTC ceases to be a clearing agency registered under the Exchange Act, the Issuers determine to permit the Global Notes to be exchanged for certificated Notes or an Event of Default has occurred and is continuing with respect to the Notes, owners of beneficial interests in the Global Notes will not be entitled to have the Notes evidenced by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive and fully registered form, and will not be considered to be the owners or holders of any Notes under the Indenture or such Notes for any purposes. Neither the Issuers nor the Trustee have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes.

  Payments in respect of the principal of, premium, if any, and interest on the Global Notes are payable by the Trustee to DTC or DTC's nominee, as the case may be, as the registered holder under the Indenture. Under the terms of the Indenture, the Issuers and the Trustee may treat the Persons in whose names Notes are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Issuers nor the Trustee has any responsibility or liability of the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, Liquidated Damages, if any, and interest). The Issuers believe, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by DTC's direct and indirect participants to the beneficial owners of Notes are governed by standing instructions and customary practice and are the responsibility of DTC's direct and indirect participants.

CERTIFICATED SECURITIES

  Subject to certain conditions, any Person having a beneficial interest in the Global Notes may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such Person or Persons (or the nominee of any thereof). All such certificated Original Notes would be subject to the legend requirements described herein under "Notice to Investors." In addition, if (i) the Issuers notify the Trustee in writing that DTC is no longer willing or able to act as a depositary and the Issuer is unable to locate a qualified successor with 90 days or (ii) the Issuers, at their option, notify the Trustee in writing that they elect to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by DTC's Nominee of its Global Notes, Notes in such form will be issued to each Person that DTC's Nominee and DTC identify as being the beneficial owner of the related Notes.

  Neither the Issuers nor the Trustee are liable for any delay by DTC or DTC's Nominee, as the case may be, in identifying the beneficial owners of Notes and the Issuers and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or DTC's Nominee for all purposes.

  Neither DTC nor DTC's Nominee will consent or vote in any manner with respect to the Notes. Pursuant to its customary procedures, in the case of any matter as to which the consent or vote of holders of the Notes is sought, DTC will mail an Omnibus Proxy to the Issuers as soon as practicable after the record date for the determination of holders eligible to consent or vote on the matter to be acted upon. The Omnibus Proxy serves to assign DTC's Nominee's right to consent or vote to the direct participants whose accounts it maintains as of the record date.

  Notices of redemption and repurchase with respect to Notes held by direct participants in the DTC system will be forwarded to DTC's Nominee. In the case of a partial redemption, DTC's practice is to determine, by lot, the amount of the beneficial interest in the Notes to be redeemed of each of its direct participants.

  Beneficial owners who elect to participate in a tender offer or purchase of their securities, must provide notice of such election, through its direct or indirect participant in DTC's system, to the appropriate depositary, tender or purchase agent, and effect delivery of their Notes by causing the direct participant in DTC's system to transfer the indirect participants interest in the Notes, as reflected in DTC's records, to such depositary, tender or purchase agent. The requirement for physical delivery of certificates evidencing the Notes in connection with aforementioned transactions will be deemed satisfied when the beneficial ownership rights in the Global Notes are transferred by direct participants on DTC's records.

  The conveyance of all notices and other communications by DTC to its direct participants, among DTC's direct and indirect participants and by DTC's direct and indirect participants to owners of beneficial interests in the Notes is governed by customary arrangements among them, subject to statutory or regulatory requirements in effect with respect thereto from time to time.

  Although DTC has agreed to the foregoing procedures to facilitate transfers of interest in the Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Issuers nor the Trustee have any responsibility for the performance by DTC or its participants of their respective obligations under the rules and procedures governing their operations.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making activities or other trading activities. The Issuers have agreed that, for a period of 165 days after the effective date of this Prospectus, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

  The Issuers will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own accounts pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 165 days after the effective date of this Prospectus, the Issuers will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that request such documents in the Letter of Transmittal. The Issuers have agreed, in connection with the Exchange Offer, to indemnify the Initial Purchaser against certain liabilities, including liabilities under the Securities Act.

  By acceptance of the Exchange Offer, each broker-dealer that receives New Notes pursuant to the Exchange Offer hereby agrees to notify the Issuers prior to using the Prospectus in connection with the sale or transfer of New Notes, and acknowledges and agrees that, upon receipt of notice from the Issuers of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements therein not misleading (which notice the Issuers agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Issuers have amended or supplemented the Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer.

                                 LEGAL MATTERS

  The validity of the New Notes will be passed upon for the Issuers by Kaplan, Strangis and Kaplan, P.A., Minneapolis, Minnesota. Andris A. Baltins, a member of the law firm of Kaplan, Strangis and Kaplan, P.A., is a director of AOAI, the managing general partner of the Company.

                                    EXPERTS

  The financial statements of Adams Outdoor Advertising Limited Partnership as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, and the balance sheets of Adams Outdoor Advertising, Inc. as of December 31, 1994 and 1995, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1993, 1994 and 1995 financial statements of Adams Outdoor Advertising Limited Partnership contains an explanatory paragraph that states that the Company has a net capital deficiency and its cash flow from operations has not been sufficient to fund its long-term debt obligations, which raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                         INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS:

ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

Independent Auditors' Report..............................................  F-2
Balance Sheets as of December 31, 1994 and 1995...........................  F-3
Statements of Operations for the years ended December 31, 1993, 1994, and
 1995.....................................................................  F-4
Statements of Changes in Partners' Equity (Deficit) for the years ended
 December 31, 1993, 1994, and 1995........................................  F-5
Statements of Cash Flows for the years ended December 31, 1993, 1994, and
 1995.....................................................................  F-6
Notes to Financial Statements.............................................  F-7

ADAMS OUTDOOR ADVERTISING, INC.

Independent Auditors' Report.............................................. F-15
Balance Sheets as of December 31, 1994 and 1995........................... F-16
Statements of Operations for the years ended December 31, 1993, 1994, and
 1995..................................................................... F-17
Statements of Stockholder's Equity for the years ended December 31, 1993,
 1994, and 1995........................................................... F-18
Statements of Cash Flows for the years ended December 31, 1993, 1994, and
 1995..................................................................... F-19
Notes to Financial Statements............................................. F-20

UNAUDITED INTERIM FINANCIAL STATEMENTS:

ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

Balance Sheet as of March 31, 1996 (unaudited)............................ F-22
Statements of Operations for the quarters ended March 31, 1995 and 1996
 (unaudited).............................................................. F-23
Statements of Cash Flows for the quarters ended March 31, 1995 and 1996
 (unaudited).............................................................. F-24
Notes to Interim Financial Statements (unaudited)......................... F-25

ADAMS OUTDOOR ADVERTISING, INC.

Balance Sheet as of March 31, 1996 (unaudited)............................ F-26
Statements of Operations for the quarters ended March 31, 1995 and 1996
 (unaudited).............................................................. F-27
Statements of Cash Flows for the quarters ended March 31, 1995 and 1996
 (unaudited).............................................................. F-28
Notes to Interim Financial Statements (unaudited)......................... F-29

                         INDEPENDENT AUDITORS' REPORT

The Partners
Adams Outdoor Advertising
 Limited Partnership:

  We have audited the accompanying balance sheets of Adams Outdoor Advertising Limited Partnership (the Partnership) as of December 31, 1994 and 1995, and the related statements of operations, changes in partners' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the management of the Partnership. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in note 12 to the financial statements, the Partnership has a net capital deficiency and its cash flow from its operations has not been sufficient to fund its long-term debt obligations, which raise substantial doubt about the ability of the Partnership to continue as a going concern. Management's plans concerning these matters are also described in note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG Peat Marwick LLP

Atlanta, Georgia
February 23, 1996, except for the
last paragraph of note 7 and note 12
which are as of February 28, 1996

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

                                 BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995

                   ASSETS (NOTE 7)                        1994         1995
                   ---------------                    ------------  -----------
Current assets:
  Cash and cash equivalents.......................... $  1,722,167    2,130,911
  Accounts receivable, less allowance for doubtful
   accounts of $436,497 and $546,123, respectively...    4,715,807    5,324,495
  Accounts receivable from related parties (note 2)..      109,329      171,828
  Receivables from employees.........................       91,538      160,100
  Inventories........................................      155,246      207,799
  Prepaid rent.......................................    1,392,092    1,534,665
  Other prepaid expenses (note 3)....................    1,245,091    1,284,298
                                                      ------------  -----------
    Total current assets.............................    9,431,270   10,814,096
Property, plant, and equipment, net (note 4).........   34,707,433   31,371,378
Intangible assets, net (note 5)......................    6,452,673    5,950,055
Other assets.........................................       58,750       75,750
                                                      ------------  -----------
                                                      $ 50,650,126   48,211,279
                                                      ============  ===========
     LIABILITIES AND PARTNERS' EQUITY (DEFICIT)
     ------------------------------------------
Current liabilities:
  Accounts payable................................... $    291,588      225,791
  Interest payable...................................    1,067,954      680,034
  Interest payable to related parties................          --       340,653
  Accrued expenses and other (note 6)................    1,613,163    1,498,990
  Current installments of long-term debt (note 7)....    1,812,500    2,125,000
                                                      ------------  -----------
    Total current liabilities........................    4,785,205    4,870,468
  Long-term debt, less current installments (notes 2
   and 7)............................................  108,550,847   90,598,167
  Long-term debt to related parties..................    2,897,921   14,719,405
  Other liabilities (note 10)........................    2,807,505    4,852,605
                                                      ------------  -----------
    Total liabilities................................  119,041,478  115,040,645
                                                      ------------  -----------
Partners' equity (deficit)--(note 1):
  General partners' deficit..........................  (69,391,352) (67,829,366)
  Limited partners' equity...........................    1,000,000    1,000,000
                                                      ------------  -----------
    Total partners' deficit..........................  (68,391,352) (66,829,366)
Commitments and contingencies (notes 8, 10 and 11)
                                                      ------------  -----------
                                                      $ 50,650,126   48,211,279
                                                      ============  ===========


                See accompanying notes to financial statements.

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995

                                              1993         1994        1995
                                           -----------  ----------  ----------
Gross revenues............................ $36,972,114  41,747,602  47,588,790
  Less agency commissions.................  (3,510,411) (4,096,908) (4,698,330)
                                           -----------  ----------  ----------
    Net outdoor advertising revenue.......  33,461,703  37,650,694  42,890,460
                                           -----------  ----------  ----------
Operating expenses:
  Direct advertising expenses.............  17,539,222  19,560,429  20,848,384
  Corporate general and administrative....     998,286   1,183,291   1,113,593
  Depreciation and amortization...........   5,892,133   5,684,400   5,567,736
  Deferred compensation (note 10).........     636,134   1,530,000   2,427,160
                                           -----------  ----------  ----------
    Total operating expenses..............  25,065,775  27,958,120  29,956,873
                                           -----------  ----------  ----------
    Operating income......................   8,395,928   9,692,574  12,933,587
                                           -----------  ----------  ----------
Other expenses (income):
  Interest expense........................   8,867,027   9,607,755   9,865,283
  Interest expense to related parties.....     243,811     268,643   1,397,612
  Other expenses (income), net............    (164,158)     38,279      16,095
  (Gain) loss on disposals of property and
   equipment, net.........................     388,525     387,795      92,611
                                           -----------  ----------  ----------
    Total other expenses..................   9,335,205  10,302,472  11,371,601
                                           -----------  ----------  ----------
    Net (loss) income..................... $  (939,277)   (609,898)  1,561,986
                                           ===========  ==========  ==========


                See accompanying notes to financial statements.

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

              STATEMENTS OF CHANGES IN PARTNERS' EQUITY (DEFICIT)
                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995

                                              GENERAL      LIMITED
                                              PARTNERS    PARTNERS     TOTAL
                                            ------------  --------- -----------
Balances at December 31, 1992.............. $(67,842,177) 1,000,000 (66,842,177)
Net loss...................................     (939,277)       --     (939,277)
                                            ------------  --------- -----------
Balances at December 31, 1993..............  (68,781,454) 1,000,000 (67,781,454)
Net loss...................................     (609,898)       --     (609,898)
                                            ------------  --------- -----------
Balances at December 31, 1994..............  (69,391,352) 1,000,000 (68,391,352)
Net income.................................    1,561,986        --    1,561,986
                                            ------------  --------- -----------
Balances at December 31, 1995.............. $(67,829,366) 1,000,000 (66,829,366)
                                            ============  ========= ===========




                See accompanying notes to financial statements.

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995

                                            1993         1994         1995
                                         -----------  -----------  -----------
Cash flows from operating activities:
 Net income (loss)...................... $  (939,277)    (609,898)   1,561,986
 Adjustments to reconcile net loss to
  net cash provided by (used in)
  operating activities:
  Depreciation..........................   5,499,837    5,555,607    5,333,841
  Amortization of intangible assets.....     572,607      619,931      701,256
  Deferred compensation.................     636,134    1,530,000    2,427,160
 Payments for deferred compensation.....    (250,000)    (267,065)    (250,000)
  Loss on disposals of property and
   equipment, net.......................     388,525      387,795       92,611
  Write-off of note payable.............    (200,000)         --           --
  Barter (income) loss..................      (9,959)    (214,797)     114,154
  Changes in assets and liabilities:
   Increase in account receivable, net..  (1,311,431)    (493,358)    (964,952)
   Decrease (increase) in inventories...       4,094       33,570      (52,553)
   Increase in prepaid rent and other
    prepaid expenses....................    (766,957)    (312,161)    (181,780)
   (Increase) decrease in other assets..        (783)      12,905      (17,000)
   Increase (decrease) in accounts
    payable and accrued expenses........     572,983      (49,644)    (179,970)
   Increase in interest payable.........     787,895      824,081      698,090
   Increase (decrease) in other
    liabilities--long-term..............          35       74,961     (132,060)
                                         -----------  -----------  -----------
    Net cash provided by operating
     activities.........................   4,983,703    7,091,927    9,150,783
                                         -----------  -----------  -----------
Cash flows from investing activities:
 Additions to property, plant, and
  equipment.............................  (1,656,792)  (1,895,268)  (2,042,132)
 Proceeds from sales of property, plant,
  and equipment.........................       2,760      104,694       62,784
                                         -----------  -----------  -----------
    Net cash used in investing
     activities.........................  (1,654,032)  (1,790,574)  (1,979,348)
                                         -----------  -----------  -----------
Cash flows from financing activities:
 Debt financing costs...................    (103,784)     (29,609)    (198,638)
 Advances from long-term debt...........   6,889,766    6,887,630    8,150,394
 Payments on long-term debt.............  (9,555,479) (12,427,288) (14,714,447)
                                         -----------  -----------  -----------
    Net cash used in financing
     activities.........................  (2,769,497)  (5,569,267)  (6,762,691)
                                         -----------  -----------  -----------
    Net increase (decrease) in cash and
     cash equivalents...................     560,174     (267,914)     408,744
Cash and cash equivalents at beginning
 of year................................   1,429,907    1,990,081    1,722,167
                                         -----------  -----------  -----------
Cash and cash equivalents at end of
 year................................... $ 1,990,081    1,722,167    2,130,911
                                         ===========  ===========  ===========



                See accompanying notes to financial statements.

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1994 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) The Partnership

  The Partnership was organized under the Minnesota Uniform Limited Partnership Act on December 12, 1985 and will terminate on December 31, 2025 unless terminated sooner under the provisions of the Partnership Agreement. The Partnership was organized for the purpose of acquiring and operating businesses engaged in the outdoor advertising industry. The managing general partner is Adams Outdoor Advertising, Inc.

  The Partnership Agreement was amended on December 31, 1991 and November 23, 1992 in connection with the agreements entered into between the Partnership and certain of its lenders (note 7). Under the terms of the amendments, at December 31, 1993 and 1994, the general partners interests were 71%, the Class A limited partners interests were 7% and the Class B limited partners interests were 22%.

  The Class B limited partners interests were created in connection with the original lending agreements and amendments through November 23, 1992. The Class B limited partners had provided loans totaling $17,381,619 at December 31, 1994. In April 1995, the Class A limited partners interests and the Class B limited partners interests were purchased by an affiliate of the General Partner. The purchase consideration of $17,452,677 represented the aggregate outstanding principal balance on the 9% subordinated notes and convertible notes payable to the Class B Limited Partners and all accrued interest thereon, plus a $500,000 payment for the Class A and Class B limited partners interests. The affiliate of the General Partner currently holds the notes and Partnership interests. The Partnership continues to make payments on these notes with the same terms as were made to the previous noteholders.

  The Partnership Agreement was amended on March 31, 1995 to convert and transfer 99% of the general partners interest to Class A limited partners interests. At December 31, 1995 the general partners interests were 0.71%, the Class A limited partners interests were 77.29% and the Class B limited partners interests were 22%. The Partnership Agreement was amended and restated on January 1, 1996 to among other matters, eliminate classes of limited partner interests resulting in general partners interests of 0.71% and limited partners interests of 99.29%.

  The Partnership Agreement provides that losses will be allocated 100% to the general partners. Profits will be allocated to the general and limited partners in the same proportion, based on their aggregate interest in the Partnership, as they have received distributions of distributable cash (defined as annual cash gross receipts, less cash expenses and any amount set aside for reserves) for such fiscal year. In the event there are profits in a fiscal year in which no distribution of distributable cash has been made, profits will be allocated 100% to the general partners.

  In the event of a sale, refinancing, or dissolution of the Partnership, the proceeds available for distribution, after payment of all expenses and previously outstanding debt of the Partnership, will be distributed to the partners, up to an amount equal to the respective partners' adjusted aggregate interest in the Partnership.

 (b) Cash Equivalents

  The Partnership considers all short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

 (c) Inventories

  Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method. Market is defined principally as net realizable value.

 (d) Property, Plant, and Equipment

  Property, plant, and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which are as follows:

      Buildings and equipment....................................  5 to 32 years
      Outdoor advertising structures............................. 12 to 15 years
      Vehicles, office equipment, machinery and equipment........   3 to 5 years

  Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. The cost and accumulated depreciation or amortization of property retired or otherwise disposed of are removed from the accounts, and any resulting gain or loss is included in income.

 (e) Intangible Assets

  Intangible assets include organizational costs, financing costs, noncompete agreements, and goodwill. Goodwill is being amortized using the straight-line method over periods of between 12 and 40 years. The remaining intangible assets are recorded at cost and are amortized using the straight-line method over the assets' estimated useful lives of five years for organizational costs and noncompete agreements and the terms of the related debt for financing costs. The Partnership evaluates the carrying value of intangible assets based upon expected future cash flows.

 (f) Income Taxes

  The financial statements include only those assets, liabilities, revenues, and expenses which relate to the Partnership. The financial statements do not include any assets, liabilities, income, or expenses attributable to the partners' individual activities. The Partnership is not considered a taxable entity for Federal and state income tax purposes. Any taxable income or loss, tax credits, and certain other items are reported by the partners on their own tax returns in accordance with the Partnership Agreement.

 (g) Revenue Recognition

  Revenues represent outdoor advertising services provided by the Partnership. The Partnership recognizes revenue from advertising contracts when billed, usually on a monthly basis in accordance with contract terms, as advertising services are provided.

 (h) Barter Transactions

  Barter transactions, which represent the exchange of advertising for goods or services, are recorded at the estimated fair value of the advertising provided and the products or services received. Barter revenue is recognized when advertising services are rendered, and barter expense is recognized when the related products or services are received.

 (i) Reclassifications

  Reclassifications were made to certain 1993 and 1994 amounts to conform to classifications adopted in 1995.

 (j) Recent Accounting Pronouncements

  In March 1995, the Financial Accounting Standards Board issued Statement Number 121, "Impairment of Long-Lived Assets." The Partnership evaluates whether an impairment exists by assessing whether events have occurred which could affect the fair value of assets, such as changes in market conditions, legal restrictions or reduced utilization. When the Partnership determines an event has occurred, it compares the carrying amount of the asset to its fair value or the expected future cash flows from its utilization. If the carrying amount exceeds these valuations an impairment is recognized and recorded. The Partnership has evaluated its long-lived assets and based on projected results, an impairment of long-lived assets does not exist at this time. The Company will re-evaluate potential impairment of long-lived assets periodically.

  On October 23, 1995, the Financial Accounting Standards Board issued Statement Number 123, "Accounting for Stock-Based Compensation." Currently the Partnership is structured as a limited partnership, therefore this accounting principle does not apply at this time.

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

(2) RELATED PARTY TRANSACTIONS

  At December 31, 1994 and 1995, the Partnership had notes payable of $4,244,000 plus accrued interest to Central Advertising Company, the former owner of Central Advertising Company Limited Partnership. At December 31, 1994 and 1995, the Partnership had notes payable of $1,000,000 plus accrued interest to Illinois Outdoor Advertising Company Limited Partnership. Both entities are related to the Partnership through common ownership.

  In April 1995, an affiliate of the General Partner purchased the aggregate outstanding principal balance on the 9% subordinated notes and convertible notes payable and all accrued interest thereon. At December 31, 1995, the aggregate balance on the notes held by the affiliate is $11,540,146.

  A related party to the Partnership purchased HSP Graphics ("HSP") headquartered in Canada. The Partnership pays the salary and expenses of the HSP salesman, who operates in the Atlanta area and HSP has agreed to reimburse the Partnership for these expenses in cash or services. At December 31, 1994 and 1995, the Partnership had accounts receivable of $109,329 and $171,828, respectively, outstanding related to this arrangement with HSP. The Partnership paid HSP $112,104, $38,226, and $42,000 for printing services provided during 1993, 1994, and 1995, respectively.

  Additionally, the Partnership paid $50,000 in 1993 to an affiliate for management service fees.

(3) OTHER PREPAID EXPENSES

  Other prepaid expenses consist of the following at December 31:

                                                               1994      1995
                                                            ---------- ---------
      Prepaid insurance.................................... $  642,195   494,626
      Other prepaid........................................    602,896   789,672
                                                            ---------- ---------
                                                            $1,245,091 1,284,298
                                                            ========== =========

(4) PROPERTY, PLANT, AND EQUIPMENT

  Property, plant, and equipment consists of the following at December 31:

                                                             1994        1995
                                                          ----------- ----------
      Land............................................... $ 1,577,038  1,631,734
      Outdoor advertising structures.....................  67,465,371 68,786,649
      Buildings and improvements.........................   2,602,813  2,627,851
      Automobiles and trucks.............................   2,278,298  2,391,284
      Machinery and equipment............................     606,804    660,742
      Office equipment...................................   2,029,173  2,147,457
      Construction in progress...........................     138,696    166,379
                                                          ----------- ----------
                                                           76,698,193 78,412,096
      Less accumulated depreciation......................  41,990,760 47,040,717
                                                          ----------- ----------
                                                          $34,707,433 31,371,379
                                                          =========== ==========

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

(5) INTANGIBLE ASSETS

  Intangible assets consist of the following at December 31:

                                                              1994       1995
                                                           ---------- ----------
      Goodwill............................................ $7,532,597  7,532,597
      Noncompete agreements...............................    625,000    665,000
      Financing and organization costs....................  4,860,798  5,019,445
      Other...............................................     50,000     50,000
                                                           ---------- ----------
                                                           13,068,395 13,267,042
      Less accumulated amortization.......................  6,615,722  7,316,987
                                                           ---------- ----------
                                                           $6,452,673  5,950,055
                                                           ========== ==========

(6) ACCRUED EXPENSES AND OTHER

  Accrued expenses and other consist of the following at December 31:

                                                               1994      1995
                                                            ---------- ---------
      Accrued insurance.................................... $  483,456   470,503
      Accrued payroll......................................    393,415   469,877
      Accrued expenses and other...........................    736,292   558,610
                                                            ---------- ---------
                                                            $1,613,163 1,498,990
                                                            ========== =========

(7) LONG-TERM DEBT

  Long-term debt at December 31, 1994 and 1995 consists of the following:

                                                           1994        1995
                                                       ------------ -----------
Senior term loan payable in unequal quarterly
 principal installments maturing December 31, 1996;
 interest payable monthly at LIBOR plus 3 1/4% or
 prime plus 1 5/8% (9.09% at December 31, 1995)......  $ 87,994,277  81,583,636
Revolving note payable due December 31, 1996;
 interest payable monthly at prime plus 1 5/8%
 (10.25% at December 31, 1995).......................           --      688,062
9% subordinated notes payable partially due to an
 affiliate of the General Partner (note 2) December
 31, 1996; interest payable quarterly................    17,230,639  16,389,165
Subordinated note payable to Central Advertising
 Company Limited Partnership including amounts due to
 related parties of $1,641,173 and $1,792,045 at
 December 31, 1994 and 1995, respectively (note 2),
 due January 2, 1997; interest at 10% compounded
 annually (including capitalized accrued interest of
 $1,919,800 and $2,486,436 at December 31, 1994 and
 1995, respectively).................................     6,163,800   6,730,436
Subordinated note payable to Illinois Outdoor
 Advertising Ltd. Partnership including amounts due
 to related parties of $1,256,748 and $1,387,214 at
 December 31, 1994 and 1995, respectively (note 2),
 due January 31, 1996; interest at 10% compounded
 quarterly (including capitalized accrued interest of
 $721,572 and $900,293 at December 31, 1994 and 1995,
 respectively).......................................     1,721,572   1,900,293
9% convertible subordinated notes payable due to an
 affiliate of the General Partner (note 2), due
 December 31, 1996; interest payable quarterly.......       150,980     150,980
                                                       ------------ -----------
                                                        113,261,268 107,442,572
Less current installments of long-term debt..........     1,812,500   2,125,000
                                                       ------------ -----------
    Long-term debt, less current installments........  $111,448,768 105,317,572
                                                       ============ ===========

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

  All of the assets of the Partnership are pledged as collateral for the long-term debt.

  The revolving note provides up to $3,000,000 to the Partnership. The balance outstanding under the amended revolving note is $688,062 at December 31, 1995.

  The credit agreement underlying the 9% subordinated notes and the 9% convertible subordinated notes provides for an extension of the maturity date if the senior term loan's maturity date is extended beyond December 31, 1996, however, it may not be extended beyond December 31, 1997.

  The subordinated notes payable to Central Advertising Company Limited Partnership and Illinois Outdoor Advertising Ltd. Partnership provide that any accrued interest which is unpaid at the end of the calendar year should be capitalized and added to the principal amount outstanding on the notes. These notes payable can be extended if the senior term loan's maturity date is extended.

  The senior term loan and revolving note payable can be extended for one year (December 31, 1997) at the option of the Partnership, if certain conditions are met as set forth in the senior debt agreement at December 31, 1996. Management of the Partnership believes it will meet the conditions necessary to extend the term of the senior term loan and revolving note payable to December 31, 1997.

  As a condition of the original senior debt agreement and, as renegotiated in 1992, the senior lender required the Partnership to enter into an Appreciation Rights Agreement. The appreciation rights consist of "A" and "B" rights, which are subject to redemption at a defined purchase price using fair market value of the Partnership, less its indebtedness and certain other liabilities (the "appraisal amount"). When the appreciation rights were granted, the Partnership assigned no value to these rights. The senior lender has the right to require that the Partnership redeem and cancel the appreciation rights (the "put" option) at any time on or after the 9% subordinated and 9% convertible notes are paid in cash at the defined purchase price; however, the put option may not be exercised at any time before October 1, 1995 if, as a result of such redemption, an event of default would occur. The Partnership has the right to redeem and cancel the appreciation rights, referred to as the "call option," at any time on or after August 1, 1994 at an amount equal to 3% of the appraisal amount for "A" appreciation rights plus 1% of the appraisal amount less $250,000 for "B" appreciation rights. If the appreciation rights have not been redeemed by July 1, 1999, the Partnership must redeem and cancel them at that time. Based upon an independent appraisal as of July 31, 1994, the appreciation rights were redeemed on February 27, 1995 for cash consideration of $334,041 for the "A" appreciation rights and no consideration for "B" appreciation rights and the amount paid was charged to interest expense.

  The senior debt agreement related to the senior term loan and revolving notes includes, among other things, provisions for the maintenance of a specified level of operating cash flow, specified ratios of operating profit to interest expense and to principal outstanding, restrictions on the amount and character of future debt that may be incurred by the Partnership, and restrictions on certain payments, including capital expenditures, deferred compensation, interest in other notes payable, and corporate expenses.

  During 1994, management of the Partnership requested a waiver of the capital expenditures and corporate expense limitations as set forth in its senior debt agreement, which was granted by the senior lender on December 22, 1994 by increasing the amounts allowed for capital expenditures and corporate expenses for the year ended December 31, 1994. In return for the waiver, the senior lender received a one-time, lump-sum payment on the senior debt equal to the amount by which the Partnership exceeded these limitations.

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

  Additionally, the senior lender to the Partnership asserted that the Partnership had, in 1994, made deferred compensation payments and salary payments to management in excess of the limitations in the senior debt agreement. While disputing such assertions, management acted to obtain repayment of the compensation that was asserted by the senior lender to be in excess of the applicable limitations. Management believes that its actions have satisfied the requirements of the covenants of its senior debt agreement. Although the senior lender has not conceded that the Partnership is in compliance with such covenants, on May 9, 1995 the senior lender agreed to forbear through December 30, 1996 from exercising its rights and remedies under the senior debt agreement, which could include acceleration of the outstanding indebtedness prior to its due date of December 31, 1996. On February 2, 1996, the senior lender agreed to extend the previous forbearance through February 28, 1997.

  Management of the Partnership believes it was in compliance with the provisions of the senior debt agreement at December 31, 1995.

  On February 28, 1996, the senior lender agreed to extend the maturity date of the senior term loan and revolving note payable to March 3, 1997. As a result of the senior lender's extension and since the credit agreements pertaining to the subordinated notes provide for an extension of the maturity date if the senior debt is extended, all indebtedness has been classified as long-term at December 31, 1995, except for those installments of the senior term loan contractually due in the year ending December 31, 1996.

  Annual minimum maturities of long-term debt are as follows:

      1996......................................................... $  2,125,000
      1997.........................................................  105,317,572
                                                                    ------------
                                                                    $107,442,572
                                                                    ============

(8) LEASE COMMITMENTS

  The Partnership leases real estate to erect signs in commercial and industrial zoned areas along traffic routes in cities or close to populated urban areas. The Partnership also leases certain vehicles used in its operations. These leases have terms ranging from one to 10 years.

  Approximate future minimum lease payments under these noncancelable operating leases, having terms greater than one year, as of December 31, 1995 are as follows:

      Years ending December 31:
        1996....................................................... $ 3,076,631
        1997.......................................................   2,597,840
        1998.......................................................   2,092,489
        1999.......................................................   1,494,518
        2000.......................................................   1,070,438
        Thereafter.................................................   3,204,183
                                                                    -----------
                                                                    $13,536,099
                                                                    ===========

  Rent expense incurred under operating leases aggregated approximately $4,033,000, $4,823,000, and $5,406,000 for the years ended December 31, 1993,
1994, and 1995, respectively.

(9) EMPLOYEE BENEFIT PLANS

 401(k) Plan

  The Partnership has a 401(k) deferred savings and profit sharing plan. Employees must be at least age 21 and have completed one year of service to participate in the plan. Employees may contribute up to 10% of their salaries, and the Partnership matches employee contributions at the rate of 50% up to 6% of the employee's

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP salary. The Partnership's contributions to the plan were $167,679, $152,675, and $158,195 in the years ended December 31, 1993, 1994, and 1995, respectively.

 Nonqualified Retirement Plan

  The Partnership also maintains a nonqualified retirement plan for corporate management. Under such plan, the Partnership made no contribution to the Plan in 1993, 1994 or 1995.

(10) DEFERRED COMPENSATION BENEFITS

  The Partnership has deferred compensation benefits referred to as phantom stock agreements with certain management personnel. The compensation is calculated using a multiple of the operating profit of a division or the Partnership for the fiscal year ending immediately prior to the determination date over the base cost, which is the assigned value of the division or the Partnership, at the date of the agreement's execution. The agreements provide for three equal annual payments to the participants upon the determination date, which is defined as termination, death, disability, the sale of the Partnership, or the fifth anniversary of the agreement's execution. The Partnership incurred deferred compensation expense related to these agreements of $636,134, $1,530,000, and $2,427,160 for the years ended December 31, 1993,
1994, and 1995, respectively. Deferred compensation is included in other liabilities since the senior debt agreement limits annual cash payments to no more than $250,000, and only if certain cash flow levels are achieved.

  In 1995, the Chief Executive Officer and the Partnership mutually terminated his participation in deferred compensation benefits under his phantom stock agreement, with the Partnership agreeing to pay him $2,000,000 upon the refinancing (see note 14) of all of the Partnership's outstanding debt obligations. As a result, $787,550 was expensed on March 31, 1995 such that total deferred compensation benefits include $2,000,000 related to this arrangement.

(11) COMMITMENTS AND CONTINGENCIES

 Zoning Regulations

  In some of the localities in which the Partnership operates, outdoor advertising is subject to restrictive and, in some cases, prohibitive, zoning regulations. Management expects Federal, state, and local regulations to continue to be a significant factor in the operation of the Partnership's business. While it is not possible to predict the extent to which such regulations could affect future operations, management believes there is no material adverse impact on the financial condition of the Partnership from these regulations.

 Litigation

  The Partnership is a party to a number of lawsuits and claims which it is vigorously defending. Such matters arise out of the normal course of business and relate to government regulations and other issues. Certain of these actions seek damages. While the results of litigation cannot be predicted with certainty, management believes, based on advice of Partnership counsel, the final outcome of such litigation will not have a material adverse effect on the financial statements of the Partnership.

(12) GOING CONCERN

  The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended December 31, 1993, 1994, and 1995, the Partnership reported net (losses) income of ($939,277), ($609,898), and $1,561,986, respectively, and as of those dates, the Partnership's

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP total liabilities exceeded its total assets by $68,391,352 and $66,829,366 at December 31, 1994 and 1995, respectively. Additionally, approximately $105 million of the Partnership's long-term debt has scheduled maturities in 1997 (see note 7) and the Partnership has been unable to fund its long-term debt from cash flow from operations, which raise substantial doubt about the Partnership's ability to continue as a going concern. The Company is pursuing several alternatives to provide the necessary financing for its operations. Its first option is to refinance its existing indebtedness with a combination of privately placed bonds and a revolving line of credit. Secondly, there have been discussions regarding the refinancing of existing indebtedness with a new bank group. Thirdly, the Company has discussed the possibility of extending its existing senior debt for a period of one year until these other alternatives can be finalized. The Company believes it can refinance its existing debt obligations based upon its discussions with other potential lenders.

  The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Partnership be unable to continue as a going concern. The Partnership's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with terms and covenants of its financing agreements, to obtain additional financing or refinancing as may be required, and ultimately to attain successful operations. Management believes that the Partnership will generate sufficient funds to meet its obligations from forecasted cash flows and the refinancing of a portion of its debt obligations through the bond offering referenced in note 14 or, if such bond offering should not be consummated, from a refinancing of the remaining balance of such 1997 maturities (see note 7).

(13) SUPPLEMENTAL CASH FLOW INFORMATION

  The following summarizes supplemental cash paid and noncash activities for the years ended December 31, 1993, 1994, and 1995:

                                                    1993      1994      1995
                                                 ---------- --------- ---------
Supplemental disclosure of cash paid during the
 year for interest.............................. $8,146,627 9,238,046 9,668,563
                                                 ========== ========= =========
Supplemental disclosure of noncash activities:
  Accrued interest payable capitalized to long-
   term debt (note 7)........................... $  660,209   676,949   745,357
                                                 ========== ========= =========
  Property, plant, and equipment acquired for
   accounts receivable.......................... $  380,130   260,299   111,049
                                                 ========== ========= =========

(14) SUBSEQUENT EVENT--BOND OFFERING

  The Partnership is currently pursuing a bond offering which is expected to be effective during the first quarter of 1996. The proceeds of the offering will be used to retire all outstanding debt obligations of the Partnership.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Adams Outdoor Advertising, Inc.:

  We have audited the accompanying balance sheets of Adams Outdoor Advertising, Inc. (the "Company") as of December 31, 1994 and 1995 and the related statements of operations, stockholder's equity and cash flows for the three-year period ended December 31, 1995. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Atlanta, Georgia
February 23, 1996

                        ADAMS OUTDOOR ADVERTISING, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995

                               ASSETS                                1994   1995
                               ------                                -----  ----
Investment (note 2)................................................. $  40    40
                                                                     =====  ====
                        STOCKHOLDER'S EQUITY
                        --------------------
Preferred stock, $0.001 par value
 Authorized 800,000 shares; no shares issued or outstanding          $ --    --
Common stock, $0.001 par value
 Authorized 200,000 shares; 10,000 shares issued and outstanding....   100   100
Additional paid-in capital..........................................   900   900
Common stock subscribed.............................................  (960) (960)
                                                                     -----  ----
Commitment (note 3)                                                  $  40    40
                                                                     =====  ====




                See accompanying notes to financial statements.

                        ADAMS OUTDOOR ADVERTISING, INC.

                            STATEMENTS OF OPERATIONS

                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995

                                                                  1993 1994 1995
                                                                  ---- ---- ----
Revenues......................................................... $--   --   --
Expenses.........................................................  --   --   --
                                                                  ---- ---- ----
Net income (loss)................................................ $--   --   --
                                                                  ==== ==== ====




                See accompanying notes to financial statements.

                        ADAMS OUTDOOR ADVERTISING, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                             ADDITIONAL   COMMON       TOTAL
                            PREFERRED COMMON  PAID-IN     STOCK    STOCKHOLDER'S
                              STOCK   STOCK   CAPITAL   SUBSCRIBED    EQUITY
                            --------- ------ ---------- ---------- -------------
BALANCE AT DECEMBER 31,
 1992.....................    $--      100      900        (960)         40
Net income (loss).........     --      --       --          --          --
                              ----     ---      ---        ----         ---
BALANCE DECEMBER 31, 1993.     --      100      900        (960)         40
Net income (loss).........     --      --       --          --          --
                              ----     ---      ---        ----         ---
BALANCE DECEMBER 31, 1994.     --      100      900        (960)         40
Net income (loss).........     --      --       --          --          --
                              ----     ---      ---        ----         ---
DECEMBER 31, 1995.........    $--      100      900        (960)         40
                              ====     ===      ===        ====         ===





                See accompanying notes to financial statements.

                        ADAMS OUTDOOR ADVERTISING, INC.

                            STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995

                                                                  1993 1994 1995
                                                                  ---- ---- ----
Cash flows from operating activities............................. $--  --   --
Cash flows from investing activities.............................  --  --   --
Cash flows from financing activities.............................  --  --   --
                                                                  ---- ---  ---
  Net change in cash.............................................  --  --   --
Cash at beginning of year........................................  --  --   --
                                                                  ---- ---  ---
Cash at end of year.............................................. $--  --   --
                                                                  ==== ===  ===



                See accompanying notes to financial statements.

                        ADAMS OUTDOOR ADVERTISING, INC.

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1994 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) The Company

  The Company was organized as a corporation under the Minnesota Statutes on December 12, 1985. The Company is the managing general partner of Adams Outdoor Advertising Limited Partnership (the "Partnership"). The Company is wholly-owned by the individual general partner of the Partnership, who is also a limited partner in the Partnership. The Company has nominal assets and does not conduct any operations, except for its activities as managing general partner of the Partnership.

  The Company and its sole stockholder have agreed that all profits or losses allocable to the general partners will be allocated to the individual general partner, and none will be allocated to the Company.

 (b) Investment

  Investment consists of a general and limited partnership interest which are carried at cost, since the partnership interest is not readily marketable.

 (c) Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (d) Use of Estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                        ADAMS OUTDOOR ADVERTISING, INC.

(2) INVESTMENT IN AFFILIATED PARTNERSHIP

  The Company has a 1.00% aggregate partnership interest in the Partnership which consists of 0.01% general partnership interest and 0.99% limited partnership interest. Summary audited financial information for the investee Partnership as of and for the years ended December 31, 1994 and 1995 follows (in thousands of dollars):

                                                            1994       1995
                                                          ---------  ---------
      Balance Sheet Information:
        Current assets................................... $   9,431  $  10,814
        Current liabilities..............................    (4,785)    (4,870)
                                                          ---------  ---------
        Working capital..................................     4,646      5,944
                                                          ---------  ---------
        Property, plant and equipment....................    34,707     31,371
        Intangible assets, net...........................     6,453      5,950
        Other assets.....................................        59         76
        Long-term debt...................................  (111,449)  (105,318)
        Other liabilities................................    (2,807)    (4,852)
                                                          ---------  ---------
        Partners' deficit................................ $ (68,391) $ (66,829)
                                                          =========  =========
      Income Statement Information:
        Net outdoor advertising revenues................. $  37,651  $  42,890
                                                          =========  =========
        Operating income................................. $   9,693  $  12,933
                                                          =========  =========
        Net (loss) income................................ $    (610) $   1,562
                                                          =========  =========

(3) EMPLOYMENT AGREEMENT WITH SOLE STOCKHOLDER

  Effective January 1, 1996, the Company entered into an employment agreement with the sole stockholder as an executive, which provides a base salary and benefits, subject to increases based on the Consumer Price Index annually, plus reimbursement of business expenses. The agreement expires December 31, 2001 unless terminated by the Company or the sole stockholder and provides one year of severance pay, if terminated by the Company under certain circumstances.

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

                                 BALANCE SHEET
                                  (UNAUDITED)

                                                                    MARCH 31,
                              ASSETS                                   1996
                              ------                               ------------
Current assets:
  Cash and cash equivalents....................................... $  2,675,110
  Accounts receivable, less allowance for doubtful accounts of
   $633,015.......................................................    5,506,560
  Accounts receivable from related parties........................      178,009
  Accounts receivable from employees..............................      105,599
  Inventories.....................................................      207,262
  Prepaid rent....................................................    1,661,317
  Other prepaid expenses..........................................    1,168,826
                                                                   ------------
    Total current assets..........................................   11,502,683
Property, plant and equipment, net................................   31,013,850
Intangible assets, net............................................    9,608,474
Other assets......................................................       71,916
                                                                   ------------
                                                                   $ 52,196,923
                                                                   ============
            LIABILITIES AND PARTNERS' EQUITY (DEFICIT)
            ------------------------------------------
Current liabilities:
  Accounts payable................................................      413,195
  Interest payable................................................      580,860
  Interest payable to related parties.............................          --
  Accrued expenses and other......................................    1,380,917
  Current installments of long term debt..........................          --
  Deferred compensation...........................................    2,715,586
                                                                   ------------
    Total current liabilities.....................................    5,090,558
Long term debt, less current installments.........................  111,980,528
Long term debt--related parties...................................          --
Other liabilities.................................................      112,117
Deferred compensation.............................................    2,105,035
                                                                   ------------
    Total liabilities.............................................  119,288,238
Partners' equity (deficit):
  General partners' deficit.......................................  (68,091,315)
  Limited partners' equity........................................    1,000,000
                                                                   ------------
    Total partners' deficit.......................................  (67,091,315)
Commitments and contingencies.....................................
                                                                   ------------
                                                                   $ 52,196,923
                                                                   ============

       See accompanying notes to unaudited interim financial statements.

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                      QUARTER ENDED MARCH 31,
                                                      ------------------------
                                                         1995         1996
                                                      -----------  -----------
Gross Revenues....................................... $10,531,264  $11,396,555
  Less agency commissions............................   1,006,837    1,016,766
                                                      -----------  -----------
    Net outdoor advertising revenue..................   9,524,427   10,379,789
Operating expenses:
  Direct advertising expenses........................   5,256,201    5,471,954
  Corporate general and administrative...............     257,245      467,169
  Depreciation and amortization......................   1,407,777    1,447,102
  Deferred compensation..............................   1,152,000      250,000
                                                      -----------  -----------
    Total operating expenses.........................   8,073,223    7,636,225
                                                      -----------  -----------
    Operating income.................................   1,451,204    2,743,564
                                                      -----------  -----------
Other expenses (income):
  Interest expense...................................   2,608,324    2,730,976
  Interest expense--related parties..................     456,911      275,175
  Other expenses (income), net.......................      (2,384)         945
  (Gain) loss on disposals of property, plant and
   equipment, net....................................      (8,340)      (1,579)
                                                      -----------  -----------
    Total other expenses.............................   3,054,511    3,005,517
                                                      -----------  -----------
    Net loss......................................... $(1,603,307) $  (261,953)
                                                      ===========  ===========



       See accompanying notes to unaudited interim financial statements.

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                 QUARTER ENDED MARCH 31,
                                                --------------------------
                                                    1996          1995
                                                -------------  -----------
Cash flows from operating activities:
 Net loss...................................... $    (261,953) $(1,603,307)
 Adjustments to reconcile net loss to cash
  provided by (used in) operating activities:
  Depreciation.................................     1,387,125    1,328,802
  Amortization of intangible assets............       524,844      154,446
  Deferred compensation expense................       250,000    1,152,000
  Payments of deferred compensation............      (159,255)     (14,091)
  Barter (income) expense......................        36,229       90,150
  Gain (loss) on disposals of property, plant
   and equipment, net..........................         1,579        8,340
  Changes in assets and liabilities:
   Increase in accounts receivable, net........      (196,968)    (153,038)
   Decrease (increase) in inventories..........           537      (24,789)
   Increase in prepaid rent and other prepaid
    expenses...................................       (11,180)    (118,567)
   Decrease in other assets....................         3,834        2,326
   Increase in accounts payable and accrued
    expenses...................................        69,329       54,630
   Decrease in interest payable................      (439,827)    (150,907)
   Increase (decrease) in other liabilities....       (10,610)      38,111
                                                -------------  -----------
    Net cash provided by operating activities..     1,193,684      764,106
Cash flows from investing activities:
 Additions to property, plant and equipment....    (1,004,178)    (563,550)
Cash flows from financing activities:
 Debt financing costs..........................    (4,183,263)     (78,397)
 Proceeds from Senior Notes....................   105,000,000    2,991,478
 Payments on long-term debt....................  (103,560,515)  (3,348,674)
 Advances on revolving line of credit..........     3,098,471            0
                                                -------------  -----------
    Net cash provided by (used in) financing
     activities................................       354,693     (435,593)
                                                -------------  -----------
    Net increase (decrease) in cash and cash
     equivalents...............................       544,199     (235,037)
Cash and cash equivalents at beginning of
 period........................................     2,130,911    1,722,167
                                                -------------  -----------
Cash and cash equivalents at end of period..... $   2,675,110  $ 1,487,130
                                                =============  ===========


       See accompanying notes to unaudited interim financial statements.

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

                     NOTES TO INTERIM FINANCIAL STATEMENTS

                                MARCH 31, 1996
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

  The accompanying unaudited financial statements included herein have been prepared by Adams Outdoor Advertising Limited Partnership (the "Company") in accordance with the instructions for Form 10-Q and therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. All adjustments consist of normal recurring accruals, which are necessary for a fair presentation of the information for the periods described. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been considered or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these financial statements be read in conjunction with the Company's 1995 audited financial statements and notes thereto.

(2) DEFERRED COMPENSATION

  On March 31, 1995, the Chief Executive Officer and the Partnership mutually terminated his participation in deferred compensation benefits under his phantom stock agreement by agreeing to pay him $2,000,000 upon the refinancing of all of the Partnership's outstanding debt obligations. The Partnership expensed $787,550 as deferred compensation expense related to this transaction for the three months ended March 31, 1995. As a result, deferred compensation payable at March 31, 1996 and December 31, 1995 includes $2,000,000 related to this arrangement.

(3) REFINANCING

  On March 12, 1996, the Company arranged a new $120 million credit facility consisting of $105 million at 10 3/4%, Senior Notes due 2006 under an Indenture (the "Indenture"), and a new $15 million revolving line of credit (the "New Credit Facility"). Substantially all of the assets of the Company are pledged to secure indebtedness of up to $15.0 million (of which approximately $3.1 million was outstanding as of March 31, 1996) under the New Credit Facility and, accordingly, the lenders thereunder will have a prior claim on those assets. Permitted borrowings under the New Credit Facility are subject to various conditions. In addition, the availability of borrowings are subject to compliance with certain financial covenants. Scheduled reductions in the banks' commitments under the New Credit Facility will commence in 1997. The agreement governing the New Credit Facility contains a number of covenants that are more restrictive than those contained in the Indenture, including covenants requiring the Company to maintain certain financial ratios that become more restrictive over time. Adverse operating results could cause noncompliance with one or more of these covenants, reducing the Company's borrowing availability, and, in certain circumstances, entitling the lenders to accelerate the maturity of outstanding borrowings.

  As a result of the Refinancing, the Company's previously existing debt was paid as follows:

      Long-term debt outstanding at December 31, 1995............  $107,442,572
      Accrued interest at December 31, 1995......................     1,020,687
      Interest expensed subsequent to December 31, 1995 and prior
       to the Refinancing........................................     1,965,243
      Payments subsequent to December 31, 1995 for principal and
       interest prior to the Refinancing.........................    (2,308,090)
      Proceeds from the Refinancing:
        Senior Notes.............................................   105,000,000
        Revolving line of credit.................................     3,098,471
      Payments of long-term debt, including interest.............  (104,238,355)
                                                                   ------------
      Long-term debt outstanding at March 31, 1996...............  $111,980,528
                                                                   ============

                        ADAMS OUTDOOR ADVERTISING, INC.

                                 BALANCE SHEET
                                  (UNAUDITED)

                                                                        MARCH 31,
                                ASSETS                                    1996
                                ------                                  ---------
Investment.............................................................   $  40
                                                                          =====
                         STOCKHOLDER'S EQUITY
                         --------------------
Preferred stock, $0.001 par value
 Authorized 800,000 shares; no shares issued or outstanding............   $ --
Common stock, $0.001 par value
 Authorized 200,000 shares; 10,000 shares issued and outstanding.......     100
Additional paid-in capital.............................................     900
Common stock subscribed................................................    (960)
                                                                          -----
                                                                          $  40
                                                                          =====



       See accompanying notes to unaudited interim financial statements.

                         ADAMS OUTDOOR ADVERTISING INC.

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                 QUARTER ENDED
                                                                   MARCH 31,
                                                                 --------------
                                                                  1995    1996
                                                                 ------- ------
Revenues........................................................ $   --     --
Expenses........................................................     --     --
                                                                 ------- ------
Net income (loss)............................................... $   --     --
                                                                 ======= ======



       See accompanying notes to unaudited interim financial statements.

                        ADAMS OUTDOOR ADVERTISING, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                        QUARTER
                                                                         ENDED
                                                                       MARCH 31,
                                                                       ---------
                                                                       1995 1996
                                                                       ---- ----
Cash flows from operating activities.................................. $--  --
Cash flows from investing activities..................................  --  --
Cash flows from financing activities..................................  --  --
                                                                       ---- ---
  Net change in cash..................................................  --  --
Cash at beginning of period...........................................  --  --
                                                                       ---- ---
Cash at end of period................................................. $--  --
                                                                       ==== ===



       See accompanying notes to unaudited interim financial statements.

                        ADAMS OUTDOOR ADVERTISING INC.

                     NOTES TO INTERIM FINANCIAL STATEMENTS

                                MARCH 31, 1996
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

  The accompanying unaudited financial statements included herein have been prepared by Adams Outdoor Advertising Inc. (the "Company") in accordance with the instructions for Form 10-Q and therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. All adjustments consist of normal recurring accruals, which are necessary for a fair presentation of the information for the periods described. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been considered or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these financial statements be read in conjunction with the Company's 1995 audited financial statements and notes thereto.

================================================================================

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE ISSUERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUERS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................   13
The Exchange Offer........................................................   18
The Company...............................................................   25
Refinancing and Use of Proceeds...........................................   27
Capitalization............................................................   28
Selected Historical and Pro Forma Financial Data..........................   29
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   31
Business..................................................................   37
Management................................................................   45
Certain Transactions......................................................   48
Principal Security Holders................................................   49
Description of the Company's Partnership Agreement........................   50
Description of New Credit Facility........................................   51
Description of the Notes..................................................   52
Plan of Distribution......................................................   75
Legal Matters.............................................................   76
Experts...................................................................   76
Index to Financial Statements.............................................  F-1

                                  -----------

  UNTIL               , 1996 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL
DEALERS EFFECTING TRANSACTIONS IN THE NEW NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN SELLING NEW NOTES RECEIVED IN EXCHANGE FOR ORIGINAL NOTES HELD FOR THEIR OWN ACCOUNT. SEE "PLAN OF DISTRIBUTION."

===============================================================================

===============================================================================


                         [LOGO OF ADAMS APPEARS HERE]

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP

                        ADAMS OUTDOOR ADVERTISING, INC.

                             OFFER TO EXCHANGE ITS
                         10 3/4% SENIOR NOTES DUE 2006
                           WHICH HAVE BEEN REGISTERED
                            UNDER THE SECURITIES ACT
                       FOR ANY AND ALL OF ITS OUTSTANDING
                         10 3/4% SENIOR NOTES DUE 2006

                                  ----------

                                  PROSPECTUS

                                  ----------




===============================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Adams Outdoor Advertising, Inc. ("AOAI"), one of the registrants is a Delaware corporation. AOAI's Certificate of Incorporation or By-laws contains provisions limiting the personal liability of its directors for monetary damages resulting from breaches of their duty of care to the extent permitted by Section 102(b)(7) of the Delaware General Corporation Law. AOAI's Certificate of Incorporation or By-laws also contains provisions making indemnification of such company's directors and officers mandatory to the fullest extent permitted by the Delaware General Corporation Law.

  The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees and other agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions which are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was illegal. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS.

     EXHIBIT
     NUMBER
     -------
       3.1*   Articles of Incorporation of Adams Outdoor Advertising, Inc.
              ("AOAI")
       3.2*   By-laws of AOAI
       3.3*   Limited Partnership Agreement of Adams Outdoor Advertising
              Limited Partnership (the "Company")
       4.1*   Indenture dated as of March 12, 1996 among the Company, AOAI and
              United States Trust Company, as Trustee (the "Indenture")
       4.2*   Form of Original Note
       4.3*   Form of New Note
       4.4*   Registration Rights Agreement dated as of March 12, 1996 among the Company, AOAI and the Initial Purchaser referred to therein
       5.1*   Legal Opinion of Kaplan, Strangis and Kaplan, P.A.
      10.1*   Securities Purchase Agreement dated as of March 5, 1996 by and among the Company, AOAI and the Initial Purchaser referred to therein
      10.2*   Employment Agreement between AOAI and Stephen Adams
      10.3*   Agreement between Kevin Gleason and the Company
      10.4*   Phantom Stock Agreement between the Company and Abe Levine
      10.5*   Nonqualified Retirement Plan for Key Employees
      12.1*   Statement re: Computation of Ratios
      23.1(1) Consent of Kaplan, Strangis and Kaplan, P.A.
      23.2**  Consent of KPMG Peat Marwick LLP, independent auditors addressed to the Company.
      23.3**  Consent of KPMG Peat Marwick LLP, independent auditors addressed to AOAI.
      24.1*   Powers of Attorney
      25.1*   Statement of Eligibility of Trustee, United States Trust Company,
              on Form T-1
      99.1*   Form of Letter of Transmittal
      99.2*   Form of Notice of Guaranteed Delivery

- --------
 (1) Filed as part of the opinion of Kaplan, Strangis and Kaplan, P.A. (see
     Exhibit 5.1).
  * Previously filed.
 ** Filed herewith.

  (b) FINANCIAL STATEMENT SCHEDULES

    Schedule II Adams Outdoor Advertising Limited Partnership Valuation and Qualifying Accounts

  (c) NOT APPLICABLE.

ITEM 22. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) (1) The undersigned Registrants hereby undertake as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The Registrants undertake that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned Registrants hereby undertake:

    (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED ADAMS OUTDOOR ADVERTISING, INC., A DELAWARE CORPORATION, HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF ATLANTA, GEORGIA ON JUNE
 , 1996;

                                          Adams Outdoor Advertising, Inc.

                                                  /s/ J. Kevin Gleason
                                          By __________________________________
                                                     J. Kevin Gleason
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
      /s/ J. Kevin Gleason           President, Chief Executive       June  , 1996
____________________________________   Officer and Director
          J. Kevin Gleason             (Principal Executive
                                       Officer)

         /s/ Abe Levine              Chief Financial Officer          June  , 1996
____________________________________   (Principal Financial and
             Abe Levine                Accounting Officer)

                 *                   Chairman of the Board            June  , 1996
____________________________________   (Director)
           Stephen Adams

                 *                   Director                         June  , 1996
____________________________________
         Andris A. Baltins

                 *                   Director                         June  , 1996
____________________________________
         David Frith-Smith

                 *                   Director                         June  , 1996
____________________________________
           George Pransky


    /s/ J. Kevin Gleason
*By: __________________________
        J. Kevin Gleason
     (as attorney-in-fact)

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Adams Outdoor Advertising Limited Partnership:

  Under date of February 23, 1996, we reported on the balance sheets of Adams Outdoor Advertising Limited Partnership as of December 31, 1994 and 1995, and the related statements of operations, partners' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1995, which are included in the registration statement. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedule in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

  In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

  The audit report on the financial statements of Adams Outdoor Advertising Limited Partnership referred to above contains an explanatory paragraph that states that the Partnership has a net capital deficiency and its cash flow from operations has not been sufficient to fund its long-term debt obligations, which raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                          KPMG Peat Marwick LLP

Atlanta, Georgia
February 23, 1996

                                                                     SCHEDULE II

                 ADAMS OUTDOOR ADVERTISING LIMITED PARTNERSHIP
                       VALUATION AND QUALIFYING ACCOUNTS

                                    BALANCE AT  CHARGED              BALANCE AT
                                   BEGINNING OF   TO    DEDUCTIONS--   END OF
                                      PERIOD     COSTS    DESCRIBE     PERIOD
                                   ------------ ------- ------------ ----------
Year ended December 31, 1993--
 allowance for doubtful accounts..   $462,885   108,769  244,211(1)   327,443
Year ended December 31, 1994--
 allowance for doubtful accounts..   $327,443   271,393  162,339(1)   436,497
Year ended December 31, 1995--
 allowance for doubtful accounts..   $436,497   237,114  127,488(1)   546,123

- --------
(1) Accounts deemed to be uncollectible and written off, net of any recoveries during the period.

                                 EXHIBIT INDEX

 EXHIBIT NO.                       DESCRIPTION                         PAGE NO.
 -----------                       -----------                         --------
     3.1*    Articles of Incorporation of Adams Outdoor Advertising,
             Inc. ("AOAI")
     3.2*    By-laws of AOAI
     3.3*    Limited Partnership Agreement of Adams Outdoor
             Advertising Limited Partnership (the "Company")
     4.1*    Indenture dated as of March 12, 1996 among the Company,
             AOAI and United States Trust Company, as Trustee (the
             "Indenture")
     4.2*    Form of Original Note
     4.3*    Form of New Note
     4.4*    Registration Rights Agreement dated as of March 12,
             1996 among the Company, AOAI and the Initial Purchaser
             referred to therein
     5.1*    Legal Opinion of Kaplan, Strangis and Kaplan, P.A.
    10.1*    Securities Purchase Agreement dated as of March 5, 1996
             by and among the Company, AOAI and the Initial
             Purchaser referred to therein
    10.2*    Employment Agreement between AOAI and Stephen Adams
    10.3*    Agreement between Kevin Gleason and the Company
    10.4*    Phantom Stock Agreement between the Company and Abe
             Levine
    10.5*    Nonqualified Retirement Plan for Key Employees
    12.1*    Statement re: Computation of Ratios
    23.1(1)  Consent of Kaplan, Strangis and Kaplan, P.A.
    23.2**   Consent of KPMG Peat Marwick LLP, independent auditors
             addressed to the Company.
    23.3**   Consent of KPMG Peat Marwick LLP, independent auditors
             addressed to AOAI.
    24.1*    Powers of Attorney
    25.1*    Statement of Eligibility of Trustee, United States
             Trust Company, on Form T-1
    99.1*    Form of Letter of Transmittal
    99.2*    Form of Notice of Guaranteed Delivery

- --------
  (1) Filed as part of the opinion of Kaplan, Strangis and Kaplan, P.A. (see
      Exhibit 5.1 hereto).
   * Previously filed.
  ** Filed herewith.